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Follow-Up Materials


06013524

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Universal Holdings Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAY 18 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34905

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 5/18/06

82-34905

AR/S
12-31-05

RECEIVED
2006 MAY 17 A 10:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Universal Holdings Limited

Contents

Corporate Information	2
Chairman's Statement	3
Management Discussion and Analysis	5
Corporate Governance Report	9
Report of the Directors	20
Auditors' Report	30
Consolidated Income Statement	31
Consolidated Balance Sheet	32
Balance Sheet	33
Consolidated Cash Flow Statement	34
Consolidated Statement of Changes in Equity	35
Notes to the Accounts	36
Financial Summary	100

Corporate Information

BOARD OF DIRECTORS

Chairman
Mr. Ko Chun Shun, Johnson

Executive Directors
Mr. Dong Ping
Mr. Shen Ka Yip, Timothy

Non-executive Directors
Mr. Cheong Chow Yin
Mr. Tsoi Tong Hoo, Tony

Independent non-executive Directors
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David
Mr. Yuen Kin

COMPANY SECRETARY

Mr. Chan Kam Kwan, Jason

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

PRINCIPAL BANKER

Hang Seng Bank

SOLICITORS

Baker & McKenzie

REGISTERED OFFICE

Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

PRINCIPAL OFFICE IN HONG KONG

Unit 4306-07, Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE IN HONG KONG

Tengis Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

WEBSITE

www.uhl.com.hk

makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2006 MAY 17 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 31 May 2005. The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 April 2006 to 30 April 2006.

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 April 2006 to 30 April 2006 and that during such period the Company has not issued any new Shares. As at 30 April 2006, the principal amount of the First Tranche Convertible Note remained HK$103,984,694. As at 1 April 2006, the number of issued Shares was 9,916,474,028 which was the same number of Shares in issue as at 30 April 2006.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Dong Ping (executive Director) Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Jason Chan
Company Secretary

Hong Kong, 2 May 2006

並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

公佈

謹此提述本公司於二零零五年五月三十一日刊發之公佈。本公司謹知會股東並無第一批可換股票據於二零零六年四月一日至二零零六年四月三十日期間內獲兌換。

謹此提述本公司於二零零五年五月三十一日就有關(其中包括)完成友利買賣協議而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第一批可換股票據於二零零六年四月一日至二零零六年四月三十日期間內獲兌換，而於該段期間，本公司並無發行任何新股份。於二零零六年四月三十日，第一批可換股票據之本金額仍為103,984,694港元。於二零零六年四月一日，已發行股份數目為9,916,474,028股，此與於二零零六年四月三十日之已發行股份數目相同。

於本公佈日期，本公司董事會包括高振順先生(主席兼執行董事)、沈嘉奕先生(署理行政總裁兼執行董事)、董平先生(執行董事)、蔡東豪先生及張釗榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年五月二日

ANNUAL RESULTS ANNOUNCEMENT

The Board of directors (the "Board") of Universal Holdings Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2005 with comparative figures for the corresponding period of last year are as follows:

CONSOLIDATED INCOME STATEMENT

For the Year Ended 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000
Turnover	2	33,691	38,630
Cost of sales		(29,531)	(31,091)
Gross profit		4,160	7,539
Other revenues		10,531	6,280
Marketing, selling and distribution costs		(1,570)	(1,007)
Administration expenses		(23,963)	(16,564)
Net gain on dilution of interests in an associated company		10,637	14,289
Net other operating income/(expenses)		3,905	(1,944)
		3,700	8,593
Finance costs		(3,634)	(2,563)
Share of loss of a jointly controlled entity		(13,700)	—
Share of loss of associated companies		(8,223)	(14,869)
Loss before taxation	3	(21,857)	(8,839)
Taxation	4	(330)	(1,092)
Loss for the year		(22,187)	(9,931)
Attributable to:			
Equity holders of the Company		(22,187)	(9,931)
Minority interests		—	—
		(22,187)	(9,931)
		HK cents	*HK cents*
Loss per share			
— basic and diluted	5	(0.30)	(0.30)

CONSOLIDATED BALANCE SHEET

As at 31st December 2005

	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS		
Property, plant and equipment	622	2,520
Intangible assets	247,957	—
Interests in associated companies	19,663	15,683
Interests in a jointly controlled entity	56,130	—
Preference dividends receivable — non-current portion	14,896	—
Available for sale financial asset	360	—
Investment in preference shares	63,578	—
Investment securities	—	36,000
Other assets	—	2,065
	403,206	56,268
CURRENT ASSETS		
Inventories	10	105
Trade receivables	1,177	1,687
Preference dividends receivable — current portion	7,680	21,797
Due from a jointly controlled entity	67,691	—
Prepayments, deposits and other receivables	25,706	305
Financial asset at fair value through profit and loss	12,000	—
Cash and cash equivalents	15,548	14,152
	129,812	38,046
CURRENT LIABILITIES		
Trade payables	34	338
Current income tax liabilities	1,968	1,092
Other payables and accrued liabilities	12,340	33,975
Loans	14,758	—
	29,100	35,405
NET CURRENT ASSETS	100,712	2,641
TOTAL ASSETS LESS CURRENT LIABILITIES	503,918	58,909
NON-CURRENT LIABILITIES		
Amount due to a fellow subsidiary	—	5,000
Convertible note	77,070	—
	77,070	5,000
NET ASSETS	426,848	53,909
EQUITY		
Capital and reserves attributable to the equity holders of the Company		
Issued capital	99,165	35,151
Reserves	327,683	18,758
	426,848	53,909
Minority interests	—	—
TOTAL EQUITY	426,848	53,909

1. **Principal accounting policies**

(a) ***Basis of preparation***

The consolidated accounts of Universal Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through profit or loss, which are carried at fair value.

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 17, 21, 23, 24, 27, 28, 31, 33 and 38 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associated companies, jointly controlled entities and other disclosures.
- HKASs 2, 7, 8, 10, 16, 17, 23, 27, 28, 31, 33 and 38 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1st January 2005, the Group expenses the cost of share options in the income statement. Since the adoption of the share option scheme, the Company had issued a total of 277,400,000 share options, all of which were granted on 1st December 2004 and had vested before 1st January 2005. The Group has taken advantage of the transitional provisions set out in HKFRS 2 under which the new recognition and measurement policies have not been applied to this 277,400,000 share options.

The adoption of HKAS32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31st December 2004, goodwill was amortised on a straight line basis over a period of 20 years.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortisation of goodwill from 1st January 2005;
- From the year ended 31st December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than:

- HKAS 39 — does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis.

  The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1st January 2005.
- HKAS 21 — prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKFRS 3 — prospectively after 1st January 2005

No early adoption of the following new Standards or Interpretations that have been issued but are not yet effective. The adoption of such Standards or Interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKFRS 6	Explanation for and Evaluation of Mineral Resources
HKFRS-Int 3	Emission Rights
HKFRS-Int 4	Determining whether an Arrangement contains a lease
HKFRS-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HKFRS 7 Amendment	Financial Instruments Disclosures
HKAS 39 Amendment	Cashflow Hedge Accounting for Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendment	Financial Guarantee Contracts

2. **Segment information**

	Media related business HK$'000	Home audio HK$'000	Tele-communications HK$'000	Share trading HK$'000	Total HK$'000
2005					
Turnover	10,359	19,384	2,561	1,387	33,691
Segment results	4,747	(3,700)	60	(48)	1,059
Write off of trade receivables					(30)
Net gain on dilution of interests in an associated company					10,637
Gain on exchange difference					2,205
Unallocated costs					(10,171)
					3,700
Finance costs					(3,634)
Share of losses of a jointly controlled entity	(13,700)	—	—	—	(13,700)
Unallocated share of losses of an associated company					(8,223)
Loss before taxation					(21,857)
Taxation					(330)
Loss for the year					(22,187)
Minority interests					—
Loss attributable to equity holders of the Company					(22,187)

	Home Audio HK$'000	Tele-communications HK$'000	Share Trading HK$'000	Total HK$'000
2004				
Turnover	18,180	3,889	16,561	38,630
Segment results	(3,092)	(354)	1,249	(2,197)
Write back unrealised loss of short-term investments				3,946
Write off of bad debts				(1,589)
Net gain on dilution of interests in an associated company				14,289
Loss on sale of subsidiaries				(836)
Impairment of investment in joint venture				(2,468)
Unallocated costs				(2,552)
				8,593
Finance costs				(2,563)
Unallocated share of losses of an associated company				(14,869)
Loss before taxation				(8,839)
Taxation				(1,092)
Loss for the year				(9,931)
Minority interests				—
Loss attributable to equity holders of the Company				(9,931)

By geographical segments

	Turnover HK$'000	Segment results HK$'000
2005		
Hong Kong	20,771	(3,729)
Mainland China	12,920	4,788
	33,691	1,059
2004		
Hong Kong	24,791	4,942
Mainland China	13,839	(354)
	38,630	4,588

3. **Loss before taxation**

Loss before taxation is stated after crediting and charging the following:

	Group 2005 HK$'000	2004 HK$'000
Crediting		
Net other operating expenses including:		
Write-back of provision for inventory	—	116
Write-back of unrealised loss of short-term investments	—	3,946
VAT refund	—	323
Charging		
Cost of inventories sold	26,233	18,019
Cost of services provided	826	2,407
Depreciation	295	425
Auditors' remuneration	2,316	495
Operating lease rentals — land and buildings	1,518	703
Loss on sale of subsidiaries	—	836
Staff costs (excluding directors' remuneration):		
Wages and salaries	3,293	2,099
Unutilised annual leave	—	19
Termination benefits	—	58
Long service payment	344	—
Contributions to defined contribution Mandatory Provident Fund:		
Current year	102	73
Underprovided in prior year	—	57
Amortisation of intangibles:		
Goodwill	—	52
Programmes and film rights	5,265	—
Write-off of inventories	—	112
Provision for impairment of trade receivables	626	—
Write-off of trade receivables	30	1,589
Loss on disposal of property, plant and equipment	—	47
Provision for deposit for investment in joint venture	—	2,468
Exchange losses, net	2,205	124

4. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit of the year (2004: 17.5%). Taxation on profits outside Hong Kong has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the regions/countries in which the Group operates.

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2005 HK$'000	2004 HK$'000
Loss before taxation	(21,857)	(8,839)
Calculated at a taxation rate of 17.5% (2004: 17.5%)	(3,825)	(1,547)
Effect of different rates in other countries	(1,544)	1,342
Income not subject to taxation	(4,607)	(3,550)
Expenses not deductible for taxation purposes	5,833	4,490
Unrecognised tax losses	4,473	357
Taxation charge	330	1,092

5. **Loss per share**

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005 HK$'000	2004 HK$'000
Loss attributable to equity holders of the Company	22,187	9,931
Weighted average number of ordinary shares in issue (thousands)	7,355,352	3,274,293
Basic loss per share (HK cents per share)	0.30	0.30

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible note and share options. The convertible note is assumed to have been converted into ordinary shares. *For the share options, a calculation is done to determine the number of* shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

There were no potential ordinary shares from share options granted and from the convertible note at 31st December 2005. The conversion of all potential ordinary shares arising from share options granted by the Company and convertible note would have an anti-dilutive effect on the loss per share for the year ended 31st December 2005.

BUSINESS REVIEW

For the year ended 31st December 2005, the Group completed its acquisition of the Anglo Alliance Group ("Anglo Alliance"), a leading player in the China media industry with access to the "Travel Channel". This acquisition launched the Group into the high growth China media sector. After reviewing the operations and analysing the markets and potentials, we have sought to consolidate and focus the Group's business in this growth industry. During the year under review, the Group reported a turnover of approximately HK$33,691,000 (2004: HK$38,630,000) and a net loss of HK$22,187,000 (2004: net loss of about HK$9,931,000). *The loss recorded in the current year was mainly due to the share of loss of the* jointly controlled entity and an increase in administration expenses.

Riding on the vast potential of China's media market, and with the tireless efforts made by management *on consolidating the Group's businesses, a solid platform has been created and which is expected to help* generate material growth in the years ahead. Consistent with its efforts, the Group will continue to strategically focus its operations toward developing the burgeoning China media sector, while placing the Anglo Alliance Group as its core operation.

Below is a review of operations for each division of the Group:

China Media Business

Anglo Alliance is engaged in various media related businesses including investing in movie and television drama productions, serving as an advertising agency and the holding of a joint venture company which owns the operating rights of a satellite channel in China (the "Travel Channel"). Following its acquisition on 31st May 2005, Anglo Alliance has contributed seven months of revenue to the consolidated accounts of the Group for the year under review.

Capitalizing on exponential growth in the TV advertising industry, the "Travel Channel" has become a highlight of the Group's operations. Being one of 31 provincial satellite TV channels with nation-wide access, the Travel Channel is well positioned to capture the ever-growing demand by mainland viewers for thematic programming — specializing in travel, lifestyle and entertainment. To better satisfy viewers' diverse needs, the Travel Channel has undergone a major revamp as of 9th January 2006. With fresh, *comprehensive content comprising of four categories, namely, reality, variety, fashion and travel, as well* as a total of 35 specialized programs, the revamp format has attracted and captivated audiences everywhere.

The Travel Channel, well known for its unique and modern style, holds a distinct identity that is separate from all other TV channels in China. In particular, it is well positioned to attract a niche viewership that is well educated with above average income and corresponding spending power. Thus, the Travel Channel is poised to attract upscale advertisers and stand out from the highly competitive advertising market. The Group is focusing more resources to expand the advertising agency division to capture this high-growth market.

Remaining in the entertainment sphere, the Group is also seeking opportunities arising from the production and distribution of TV drama series and films in China. Accordingly, in 2005, the Group has distributed a number of films such as "Peacock" and "A letter from an unknown woman" and certain TV programs in China and overseas, contributing to a turnover of approximately HK$10 million to the Group. With the leverage on the name and market position of Asian Union Film and Media ("AUFM"), the Group will continue to explore opportunities to invest in the blockbuster movies and popular TV programs.

Building on the solid business foundation of Anglo Alliance, the Group will seek to consolidate all of its businesses and strive to establish an optimum business model. With promising growth in the media sector and a robust economy in China, the Group foresees a bright future in the multimedia and entertainment sectors.

Digital Broadcasting Investment

With the Chinese government promoting and mandating digitalization in the country, DVN's sales performance improved significantly with increasing STB sales.

The number of DVN produced boxes and DVN licensed boxes increased by over 3 times compared to 2004, to 1,010,128 set top boxes. As a result, during 2005, DVN's revenue increased by 80% to HK$304 million, total gross profit increased by 52% to HK$74.6 million, while EBITDA before provisions reversed to a positive HK$9.0 million. Net loss declined by 33.5% to HK$39.7 million. With continued acceleration of its STB distribution, DVN is optimistic that its financial condition will continue to improve.

Sales have accelerated as DVN has implemented its pioneering mass digitalization model in Qingdao. The model has been so successful, that SARFT has nominated Qingdao as the flagship city for full digitalization and is now encouraging cities and even entire provinces to adopt the Qingdao model. With the government's continued push towards digitalization, DVN expects sales of STBs to continue to increase. For the first three months of 2006, DVN has already sold 426,295 STBs. DVN expects significant sales from Guangxi, the first province in China to attempt to migrate its entire 3 million subscriber network to digital. Foshan will also continue its forced migration rollouts.

DVN continues to look for new partners, particularly those that could help it expand its territories. DVN believes that the opportunities are enormous and that it makes more sense to partner with other companies that can complement DVN's core strength as a system integrator and provider of software for digital television.

Communication Division

With the aim of aligning operations and directing the Group's strategic focus on developing the media business in China, the management has commenced reviewing the communication side of its operations. Accordingly, the long-term strategy for this area of expertise is currently being mapped out. Turnover for the communication division declined from HK$3,889,000 in 2004 to HK$2,561,000 in 2005 and has contributed a gain of HK$60,000 (2004: a loss of HK$354,000) to the Group.

Securities Trading

The Hong Kong economy continued to generate growth during the year 2005. Capitalizing on this improved business environment and positive market sentiment, the Group traded securities in the capital market and recorded a turnover of HK$1,387,000 (2004: HK$16,561,000) and a loss of approximately HK$48,000 (2004: a profit HK$ of 1,249,000) for this segment.

Home Audio Division

Facing intense price competition in the market, the Group will continue to seek ways to expand into higher value products in order to raise profit margins as well as improve overall performance of the business. Concurrently, the Group will review operations and implement a long-term strategy that aligns the business in sync with its media activities in China. This year, the home audio recorded a turnover of HK$19,384,000 (2004: HK$18,180,000) and a loss of approximately HK$3,700,000 (2004: HK$3,092,000) for this segment.

Future Prospects

In the future, the Group expects to see promising growth in China's media sector. While taking advantage of being an early entrant in the industry, the Group will continue to focus on this segment and align all of its existing operations with this core business to achieve further synergies.

Among the media industries that Anglo Alliance is engaged in, advertising has become a focal point due to the strong momentum being generated within that segment. The growth of China's economy is expected to moderate in 2006 but remain robust, boosted by solid investments and export indicators that point to strong consumption. Benefiting from this trend, the advertising industry in China is likely to continue enjoying double-digit growth, and at a more rapid rate than many other Asian countries.

Gross estimates from ACNielsen forecasts that China's advertising market will expand by 29.7% in 2006 versus 19.4% in 2005, contributing to almost 34% (gross value: US$4.8 billion) of the total Asian advertising market (gross value: US$14.2 billion) in 2006. As well, with still more positive developments ahead, including the 2008 Beijing Olympics and 2010 World Expo in Shanghai. China's advertising industry is expected to reap further growth in the years to come.

Among all of the advertising mediums available in China, CVSC-TNS Research has found that 77.98% of advertising expenditures are directed towards TV advertising, amounting to RMB 150.3 billion, with a further 20-30% increase expected this year. Taking such findings into account, AUFM as well as the Group stands to directly benefit as the former is engaged in the production of quality advertisement for top tier companies.

Consequently, the Group views the advertising sector as a major growth driver and will seek to fully tap into this specific area. Especially since the Travel Channel can serve as an ideal platform for attracting upscale advertisers with its niche positioning, thus helping fuel the Group's growth in the TV advertising market.

Looking ahead, the Group will continue to apply a proactive yet prudent approach to investing in the media field so as to expand its core operations and develop a diversified yet balanced business model. As such, the Management envisions stronger growth potential for its new business and holds the conviction that it will achieve still greater results in the coming years.

FINANCIAL REVIEW

Liquidity and financial resources

As at 31st December 2005, the Group held cash deposits of HK$15,548,000, an increase of 9.9% compared to 31st December 2004. The current ratio increased from 1.07 at the prior year end to 4.5 as at 31st December 2005. The gearing ratio, representing long term liabilities to net worth, increased from 0.093 at 31st December 2004 to 0.18 at 31st December 2005.

There were no significant exposures to foreign currency fluctuations. All borrowings during the year were based on market interest rate. The Group had no long term bank loan and no bank overdrafts outstanding as at year end. The Group did not have any assets pledged or charged as at 31st December 2005.

During the year, the Company issued 654,850,000 shares at HK$0.12 each in February 2005 and raised approximately HK$78 million for general working capital. The Company also issued approximately 5.747 billion shares for the acquisition of Anglo Alliance.

SIGNIFICANT ACQUISITION

During the year, the Group has acquired 100% equity interests in Anglo Alliance. Anglo Alliance indirectly holds approximately 50% of the registered capital in AUFM. AUFM is engaged in various media related businesses, including production of television drama, investment in movie production, advertising agency as well as advertising and content production for the Travel Channel.

The maximum consideration for this acquisition is HK$550.0 million, subject to adjustments. Details of this acquisition are disclosed in the Company's circular dated 13th May 2005.

NUMBER AND REMUNERATION OF EMPLOYEES, REMUNERATION POLICIES, BONUS AND SHARE OPTION SCHEMES AND TRAINING SCHEMES

As at 31st December 2005, the Group employed a total of 10 full-time employees in Hong Kong and a work force of about 33 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salary which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

DIVIDENDS

The directors do not recommend the payment of a dividend in respect of the year ended 31st December 2005.

PURCHASE, REDEMPTION OR SALE OF SECURITIES

The Company has not redeemed any of its shares during the year.

Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year

CORPORATE GOVERNANCE

The Company has complied with the Code of Corporate Governance Practices of the Rules Governance the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31st December 2005 except that Non-executive Directors had no set term of office but retire on rotation basis.

AUDIT COMMITTEE

The Audit Committee, comprises three independent Non-executive Directors who possess the appropriate business and financial experience and skills to understand financial statements. The Committee is chaired by Mr. Wilton Timothy Carr Ingram and the other members of the Committee are Dr. Wong Yau Kar David and Mr. Yuen Kin.

Under its terms of reference, the Audit Committee has reviewed the consolidated financial results for the year ended 31st December 2005 and the accounting principles and practices adopted by the Group.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Dong Ping (executive Director) Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is a non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Ko Chun Shun, Johnson
Chairman

Hong Kong, 26th April 2006

(股份編號：419)

全年業績公佈

友利控股有限公司（「本公司」）董事會（「董事會」）謹此公佈本公司及其附屬公司（「本集團」）截至二零零五年十二月三十一日止年度之經審核綜合業績連同去年同期之比較數字如下：

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	2	33,691	38,630
銷售成本		(29,531)	(31,091)
毛利		4,160	7,539
其他收入		10,531	6,280
市務、銷售及分銷成本		(1,570)	(1,007)
行政費用		(23,963)	(16,564)
攤薄聯營公司權益之收益淨額		10,637	14,289
其他經營收入／（費用）淨額		3,905	(1,944)
		3,700	8,593
融資費用		(3,634)	(2,563)
分佔共同控制企業虧損		(13,700)	—
分佔聯營公司虧損		(8,223)	(14,869)
除稅前虧損	3	(21,857)	(8,839)
稅項	4	(330)	(1,092)
年內虧損		(22,187)	(9,931)
下列者應佔：			
本公司股權持有人		(22,187)	(9,931)
少數股東權益		—	—
		(22,187)	(9,931)
		港仙	港仙
每股虧損			
— 基本及攤薄	5	(0.30)	(0.30)

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、廠房及設備		622	2,520
無形資產		247,957	—
於聯營公司之權益		19,663	15,683
於共同控制企業權益		56,130	—
應收優先股股息 — 非流動部份		14,896	—
可供出售財務資產		360	—
投資於優先股		63,578	—
投資證券		—	36,000
其他資產		—	2,065
		403,206	56,268
流動資產			
存貨		10	105
應收賬款		1,177	1,687
應收優先股股息 — 流動部分		7,680	21,797
應收共同控制企業		67,691	—
預付款項、按金及其他應收款項		25,706	305
按公平值列賬並在損益處理之財務資產		12,000	—
現金及現金等額		15,548	14,152
		129,812	38,046
流動負債			
應付賬款		34	338
流動所得稅負債		1,968	1,092
其他應付款項及應計負債		12,340	33,975
貸款		14,758	—
		29,100	35,405
流動資產淨值		100,712	2,641
資產總值減流動負債		503,918	58,909
非流動負債			
應付同系附屬公司款項		—	5,000
可換股票據		77,070	—
		77,070	5,000
資產淨值		426,848	53,909
權益			
本公司股權持有人應佔資本及儲備			
已發行資本		99,165	35,151
儲備		327,683	18,758
		426,848	53,909
少數股東權益		—	—
權益總額		426,848	53,909

1. **主要會計政策**

   (a) ***編製基準***

   友利控股有限公司之綜合賬目乃根據香港會計師公會頒佈之香港財務報告準則編製。綜合賬目根據歷史成本常規法編製，並就可供出售財務資產重估及若干按公平值列賬並在損益處理之財務資產及負債作出修訂。

   採納新訂／經修訂香港財務報告準則

   本集團於二零零五年採納以下與其業務有關的新訂／經修訂香港財務報告準則及詮釋。二零零四年之比較數字已根據有關規定的需要作修訂。

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量報表
香港會計準則第8號	會計政策、會計估計的變更及誤差
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	匯率變動的影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第31號	合營公司之權益
香港會計準則第32號	財務工具：披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	財務工具：確認及計量
香港會計準則第39號（修訂本）	財務資產及財務負債之過渡及首次確認
香港財務報告準則第2號	以股份支付之付款
香港財務報告準則第3號	業務合併

   採納新訂／經修訂之香港會計準則第1、2、7、8、10、16、17、21、23、24、27、28、31、33及38號並未導致本集團之會計政策出現重大變動。簡言之：

   — 香港會計準則第1號影響少數股東權益、分佔聯營公司、共同控制企業除稅後淨業淨額及其他披露之呈列。

   — 香港會計準則第2、7、8、10、16、17、23、27、28、31、33及38號並不會對本集團之政策造成重大影響。

   — 香港會計準則第21號對本集團之政策並無重大影響。各綜合實體之功能貨幣已根據修訂準則的指引重新評估。

   — 香港會計準則第24號影響關連方之身份及若干其他關連方之披露。

   採納香港財務報告準則第2號導致以股份支付的會計政策改變。直至二零零四年十二月三十一日，購股權提供之僱員服務並無計入收益表內。自二零零五年一月一日起，本集團將購股權按成本計入收益表為開支。自採納購股權計劃以來，本公司已發行合共277,400,000份購股權，該等購股權皆於二零零四年十二月一日發出並已於二零零五年一月一日前歸屬。本集團已採用香港財務報告準則第2號之過渡條文，據此，並未對上述之277,400,000份購股權應用新確認及計量政策。

   採納香港會計準則第32號及第39號導致有關按公平值列賬並在損益處理之財務資產及可供出售財務資產之分類之會計政策有所變動，同時亦導致確認按公平值列賬之衍生財務工具及確認及計量財務工具有所變動。

   採納香港財務報告準則第3號、香港會計準則第36號及香港會計準則第38號導致有關商譽之會計政策出現變動。直至二零零四年十二月三十一日為止，商譽以直線法於二十年內攤銷。

   根據香港財務報告準則第3號之條文：

   — 由二零零五年一月一日起本集團不再攤銷商譽；

   — 由截至二零零五年十二月三十一日止年度起，商譽乃每年及於出現減值跡象時評估減值情況。

   所有會計政策之變動均已遵守各準則之過渡條文（如適用）。本集團所採納之所有準則須作追溯應用，惟下列除外：

   — 香港會計準則第39號一並不容許根據本準則以追溯基準確認、解除確認及計量財務資產及負債。

     (i) 本集團已將先前之會計實務準則第24號「證券投資的入賬」應用至二零零四年比較資料之證券投資。對會計實務準則第24號與香港會計準則第39號間之會計差異作出所需之調整乃於二零零五年一月一日釐定及確認。

   — 香港會計準則第21號一就海外業務方面之商譽及公平值調整採取預期會計處理；

   — 香港財務報告準則第3號一二零零五年一月一日後之預期應用。

   概無提早採用下列已頒佈而尚未生效之新準則或詮釋。採用該等準則或詮釋不會導致本集團之會計政策出現明顯變動。

香港會計準則第19號（修訂本）	精算盈虧、集團計劃及披露
香港財務報告準則第6號	勘探及評估礦物資源
香港財務報告準則詮釋第3號	排放權
香港財務報告準則詮釋第4號	釐定安排是否包含租約
香港財務報告準則詮釋第5號	享有解除運作、修復及環境修復基金所產生權益之權利
香港財務報告準則第7號（修訂本）	金融工具：披露
香港會計準則第39號（修訂本）	預測集團間交易會計之現金對沖
香港會計準則第39號（修訂本）	購股權之公平值
香港會計準則第39號 香港財務報告準則第4號（修訂本）	財務擔保合同

2. **分部資料**

	媒體相關業務 千港元	家用音響 千港元	電訊 千港元	股票買賣 千港元	總計 千港元
	二零零五年				
營業額	10,359	19,384	2,561	1,387	33,691
分部業績	4,747	(3,700)	60	(48)	1,059
貿易應收賬款撇銷					(30)
攤薄聯營公司權益收益淨額					10,637
匯兌溢利收益					2,205
未分配成本					(10,171)
					3,700
融資費用					(3,634)
分佔共同控制實體虧損	(13,700)	—	—	—	(13,700)
未分配分佔聯營公司虧損					(8,223)
除稅前虧損					(21,857)
稅項					(330)
年度虧損					(22,187)
少數股東權益					—
本公司股權持有人應佔虧損					(22,187)

	家用音響 千港元	電訊 千港元	股票買賣 千港元	總計 千港元
	二零零四年			
營業額	18,180	3,889	16,561	38,630
分部業績	(3,092)	(354)	1,249	(2,197)
短期投資未變現虧損撥回				3,946
壞賬撇銷				(1,589)
攤薄聯營公司權益收益淨額				14,289
出售附屬公司虧損				(836)
合營公司投資減值				(2,468)
未分配成本				(2,552)
				8,593
融資費用				(2,563)
未分配分佔聯營公司虧損				(14,869)
除稅前虧損				(8,839)
稅項				(1,092)
年度虧損				(9,931)
少數股東權益				—
本公司股權持有人應佔虧損				(9,931)

   地區分部

	營業額 千港元	分部業績 千港元
	二零零五年	
香港	20,771	(1,098)
中國大陸	12,920	4,798
	33,691	3,700

	營業額 千港元	分部業績 千港元
	二零零四年	
香港	34,741	8,947
中國大陸	3,889	(354)
	38,630	8,593

3. **除稅前虧損**

   除稅前虧損已計入及扣除下列各項：

	本集團 二零零五年 千港元	本集團 二零零四年 千港元
計入		
各項其他經營費用淨額包括：		
存貨撥備撥回	—	116
撥回短期投資之未變現虧損	—	3,946
增值稅退稅	—	323
扣除		
出售存貨成本	26,233	18,049
提供服務成本	826	2,407
折舊	295	425
核數師酬金	2,316	495
經營租約租金 — 土地及樓宇	1,518	703
出售附屬公司虧損	—	836
員工成本（不包括董事酬金）：		
工資及薪金	3,293	2,099
未動用年假	—	19
離職補償	—	58
長期服務金	344	—
對定額供款強制性公積金之供款：		
本年度	102	73
去年撥備不足	—	57
無形資產攤銷：		
商譽	—	52
節目及電影版權	5,265	—
貿易應收款撥備	—	112
貿易應收款減值撥備	626	—
貿易應收款撇銷	30	1,589
出售物業、廠房及設備之虧損	—	47
合營企業投資減值撥備	—	2,468
匯兌虧損，淨額	2,205	124

4. **稅項**

   香港利得稅乃按年內估計應課稅溢利按17.5%（二零零四年：17.5%）稅率撥備。香港以外利得稅乃按年內估計應課稅溢利按本集團經營所在地區/國家之現行稅率計算。

   本集團之除稅前虧損之稅項與使用本公司所在國家之稅率所得出之理論金額如下：

	二零零五年 千港元	二零零四年 千港元
除稅前虧損	(21,857)	(8,839)
按17.5%（二零零四年：17.5%）之稅率計算之稅項	(3,825)	(1,547)
其他國家不同稅率之影響	(1,544)	1,342
毋須納稅之收入	(4,607)	(3,550)
不可扣稅之開支	5,833	4,490
未確認之稅項虧損	4,473	357
稅項開支	330	1,092

5. **每股虧損**

   基本

   每股基本虧損乃將本公司股權持有人應佔虧損除以年內已發行普通股之加權平均數而得出。

	二零零五年 千港元	二零零四年 千港元
本公司股權持有人應佔虧損	22,187	9,931
已發行普通股之加權平均數（千）	7,355,352	3,274,293
每股基本虧損（每股港仙）	0.30	0.30

   攤薄

   每股攤薄虧損乃按全部具攤薄影響之潛在普通股獲轉換的假設調整已發行普通股之加權平均數作出調整後得出。本公司有兩類具攤薄影響之潛在普通股：可換股票據及購股權。可換股債務乃假設已轉換為普通股。就購股權而言，本集團根據未行使購股權所附之認購權的貨幣價值，計算以公平值（即本公司股份之平均全年市場股價）收購之股份數目。按上文所述而計算之股份數目乃與假設購股權獲行使而發行之股份數目作比較。

   於二零零五年十二月三十一日概無來自已授購股權及來自可換股票據之潛在普通股，轉換所有因本公司授出購股權及可換股票據產生之潛在普通股，將對截至二零零五年十二月三十一日止年度有反攤薄效果。

業務回顧

於截至二零零五年十二月三十一日止年度，本集團完成收購Anglo Alliance集團（「Anglo Alliance」），該集團為中國媒體行業具領導地位的企業之一，並擁有「旅遊衛視」的權益。透過是項收購，集團得以進軍快速增長之中國媒體行業。集團在檢討其營運情況的同時，亦根據對市場情況及潛力的分析，致力整合並專注於發展其中國媒體業務。於回顧年內，本集團錄得營業額約為33,691,000港元（二零零四年：38,630,000港元），虧損淨額為22,187,000港元（二零零四年：虧損淨額約9,931,000港元）。集團錄得虧損主要是由於旗下合營公司業務錄得虧損及行政開支上升所致。

有鑑於中國媒體市場潛力龐大，管理層已積極整合本集團之業務，以奠定堅實的平台，促進本集團未來之業務發展。與此同時，本集團將繼續策略性集中開拓尚在迅速增長的中國媒體業務，並以Anglo Alliance集團為其核心業務。

本集團各業務分部之業務回顧載列如下：

中國媒體業務

Anglo Alliance從事多項媒體相關業務，包括投資電影及電視劇製作、出任廣告代理，及持有一家擁有「旅遊衛視」營運權的合營公司。本集團於二零零五年五月三十一日收購Anglo Alliance後，於回顧年度內本集團之綜合賬目已計入其七個月之收益貢獻。

配合電視廣告市場之優厚增長潛力，本集團視「旅遊衛視」為集團重點發展業務之一。作為覆蓋全國31個省份之衛星電視頻道，「旅遊衛視」具備充足能力以滿足國內觀眾對旅遊、生活時尚及娛樂等主題電視節目與日俱增之龐大需求。配合觀眾多元化的需要，「旅遊衛視」於二零零六年一月九日已完成全面革新，提供全新四項主打內容，包括資訊、綜藝、時尚和旅遊，合共35個特備節目，以多姿多采的內容吸引觀眾。

「旅遊衛視」獨特的內容及風格，於國內其他電視頻道別樹一幟，故此得以吸引知識水平、平均收入及消費能力均較高之觀眾群。「旅遊衛視」亦藉此能吸引更高質素之廣告客戶，從競爭激烈之廣告市場中脫穎而出。集團正集中更多資源投入其廣告業務以把握該等商增長市場所帶來的商機。

在其他娛樂業務方面，本集團密切注視國內電視連續劇和電影製作和發行所提供的商機。就此，本集團於二零零五年於國內及海外發行了多套電影，如「孔雀」及「一個陌生女人的來信」，以及多個電視節目，為集團帶來了約10,000,000港元的收入。憑藉保利華億的聲譽及市場地位，集團將會發掘更多投資於受歡迎電影及電視節目的機會。憑藉Anglo Alliance穩健之業務基礎，本集團將積極整合旗下所有業務，致力建立最具效益的業務模式。以中國媒體行業可觀的增長空間，加上蓬勃的經濟發展，本集團預期多媒體和娛樂行業具有優秀之發展前景。

數碼廣播投資

隨著中國政府於國內大力推行數碼化，天地數碼之業務表現亦隨著機頂盒銷售躍著提升。於回顧年度，該公司之營業額錄得理想升幅。

天地數碼所生產的機頂盒及擁有天地數碼授權的機頂盒數目較二零零四年增加逾三倍至1,010,128個。因此，於二零零五年，天地數碼的收入增加80%至304,000,000港元，毛利總額亦上升52%至74,600,000港元。扣除利息、稅項、折舊及攤銷前溢利(EBITDA)轉虧為盈，錄得9,000,000港元。虧損減少33.5%至39,700,000港元。各項正面的數據均反映天地數碼正穩步踏上盈利軌道。由於機頂盒的分銷情況正逐漸加速，天地數碼對其業績前景的持續進步表示樂觀。

隨著天地數碼於青島推行其領先的大眾數碼化模式，帶動其銷售快速增長。此模式取得空前成功，青島更被國家廣播電影電視總局（「SARFT」）評為全面數碼化示範城市，並正鼓勵其他城市甚至省份採納青島的模式。在政府持續推行數碼化的情況下，天地數碼預期機頂盒銷售將繼續上升。於二零零六年首三個月，天地數碼已售出426,295個機頂盒。由於廣西為中國首個嘗試將擁有3,000,000個用戶的整個網絡轉型為數碼化網絡的城市，故此天地數碼預期廣西將錄得龐大的銷售額。佛山亦將繼續致力推行轉型計劃。

天地數碼亦繼續尋求新合作夥伴，尤其可助其擴大地域覆蓋範圍的夥伴。天地數碼相信市場商機無限，而作為系統整合商及數碼電視軟件供應商，天地數碼正積極尋求能與其優勢相輔相承的公司展開合作。

電訊部門

為配合業務發展，以及策略性集中發展中國媒體業務，管理層正着手檢討此部門之運作，制定長遠策略。電訊部門之營業額由2004年的3,889,000港元下跌至2,561,000港元，錄得盈餘為60,000港元（2004：虧損354,000港元）。

證券買賣

於二零零五年，香港經濟持續增長，鑑於營商環境及市場氣氛有所改善，本集團於資本市場上買賣證券。此部分錄得營業額約1,387,000港元（2004：16,561,000港元）及虧損約48,000港元（2004：利潤1,249,000港元）。

家居影音部門

面對市場上激烈的價格競爭，本集團將繼續致力擴充價值更高之產品，務求改善利潤率及整體業務表現。與此同時，本集團將檢討營運情況，實施長遠可與國內媒體業務相輔相成之策略，以取得協同效益。本年度，家居影音錄得營業額約19,384,000港元（2004：18,180,000港元）及虧損約3,700,000港元（2004：虧損3,092,000港元）。

前景

本集團預期中國媒體行業將於未來持續可觀增長。憑藉集團為最早進軍媒體行業的參與者之一所具備的優勢，本集團將繼續專注於中國媒體業務，並將其現有業務與此核心業務互相配合，進一步擴大協同效益。

在Anglo Alliance從事之媒體行業中，廣告市場的增長尤其顯著，成為發展的重點。雖然市場預料中國之經濟發展將在二零零六年稍微放緩，但受惠於龐大之投資和強勁的出口貿易，預期經濟仍將會蓬勃發展，而中國廣告行業更將出現雙位數字增長，速度超越亞洲其他國家。

據市場調查公司ACNielsen所預測，中國廣告市場的增長率將由二零零五年之19.4%上升至本年度之29.7%，佔二零零六年亞洲整體廣告市場（總值：142億美元）近34%（總值：48億美元）。此外，隨著中國即將舉行多項盛事，如二零零八年北京奧運及二零一零年上海世界博覽會，預料中國廣告行業於來年將可進一步增長。

就中國所有廣告媒體而言，CVSC-TNS Research的調查發現77.98%之廣告開支直接投放於電視廣告，總額達人民幣1,503億元，預料本年度將進一步增長兩至三成。根據該等調查結果，本集團相信憑藉保利華億頂尖企業製作優質廣告之能力，將可直接於此蓬勃增長中獲益。

故此，本集團視廣告業務為未來之重要增長動力，並將全力發展此業務。特別是借助「旅遊衛視」這個理想平台，利用其獨特的定位吸引更多和質素較高之廣告客戶，幫助本集團擴大於電視廣告市場之份額。

展望未來，本集團將繼續以積極審慎態度投資於媒體業務，以拓展核心業務，締造多元化且均衡之業務模式。管理層預期新業務具備龐大的發展潛力，並對此等業務將在未來締造更佳業績感到樂觀。

財務回顧

流動資金及財務資源

於二零零五年十二月三十一日，本集團持有之現金存款為15,548,000港元，較二零零四年十二月三十一日增加9.9%。流動比率由去年終之1.07上升至二零零五年十二月三十一日之4.5。資本負債比率（即長期負債與淨值之比率）由二零零四年十二月三十一日之0.093上升至二零零五年十二月三十一日之0.18。

本集團並無面對重大外匯波動風險。年內之所有借貸均按市場利率計算。於期終，本集團並無任何尚未償還之長期銀行貸款，亦無任何尚未償還之銀行透支。於二零零五年十二月三十一日，本集團並無抵押或質押任何資產。

年內，本公司於二零零五年二月按每股0.12港元發行654,850,000股股份，為一般營運資金籌得約78,000,000港元。本公司亦為收購Anglo Alliance Co. Limited（「Anglo Alliance」）而發行約5,747,000,000股股份。

重大收購

於二零零五年，本集團已收購Anglo Alliance之全部股權。Anglo Alliance間接持有北京保利華億傳媒文化有限公司（「保利華億」）之約50%註冊資本。保利華億從事多項傳媒相關業務，包括於國內製作電視劇、投資於電影製作、廣告代理及「旅遊衛視」之廣告與內容製作。

此項收購之最高代價為550,000,000港元（可予調整）。此項收購之詳情已載本公司於二零零五年五月十三日刊發之通函中披露。

僱員數目與薪酬、薪酬政策、花紅與購股權計劃及培訓計劃

[illegible]

股息

董事並不建議就截至二零零五年十二月三十一日止年度派發任何股息。

買賣或贖回證券

本公司於年內概無贖回任何股份。
本公司及其附屬公司於年內並無買賣本公司任何股份。

企業管治

本公司於截至二零零五年十二月三十一日止年度一直遵守香港聯合交易所有限公司證券上市規則（「上市規則」）所載之企業管治守則，惟非執行董事並無指定任期而須輪值告退。

審核委員會

審核委員會由三名獨立非執行董事組成，彼等均具備了解財務報表所需之商業及財務技巧與經驗。Wilton Timothy Carr Ingram先生為委員會主席，其他成員包括黃友嘉博士及袁健先生。

根據委員會之職權範圍，審核委員會已審閱截至二零零五年十二月三十一日止年度之綜合財務業績及本集團採納之會計原則及慣例。

於本公佈日期，本公司董事會包括高振順先生（主席兼執行董事）、沈嘉奕先生（署理行政總裁兼執行董事）、蒲中先生（執行董事）、蔡東豪先生及梁劍豪先生（各為非執行董事）、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士（各為獨立非執行董事）。

承董事會命
友利控股有限公司
主席
高振順

香港，二零零六年四月二十六日

makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2006 MAY 17 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 31 May 2005. The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 March 2006 to 31 March 2006.

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 March 2006 to 31 March 2006 and that during such period the Company has not issued any new Shares. As at 31 March 2006, the principal amount of the First Tranche Convertible Note remained HK$103,984,694. As at 1 March 2006, the number of issued Shares was 9,916,474,028 which was the same number of Shares in issue as at 31 March 2006.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Dong Ping (executive Director) Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Jason Chan
Company Secretary

Hong Kong, 3 April 2006

並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

公佈

謹此提述本公司於二零零五年五月三十一日刊發之公佈。本公司謹知會股東並無第一批可換股票據於二零零六年三月一日至二零零六年三月三十一日期間內獲兌換。

謹此提述本公司於二零零五年五月三十一日就有關(其中包括)完成友利買賣協議而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第一批可換股票據於二零零六年三月一日至二零零六年三月三十一日期間內獲兌換，而於該段期間，本公司並無發行任何新股份。於二零零六年三月三十一日，第一批可換股票據之本金額仍為103,984,694港元。於二零零六年三月一日，已發行股份數目為9,916,474,028股，此與於二零零六年三月三十一日之已發行股份數目相同。

於本公佈日期，本公司董事會包括高振順先生(主席兼執行董事)、沈嘉奕先生(署理行政總裁兼執行董事)、董平先生(執行董事)、蔡東豪先生及張釗榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年四月三日

BUSINESS FOCUS

On behalf of Universal Holdings Limited, I am pleased to present to shareholders the annual report of the Company and its subsidiaries (the "Group") for the year ended 31st December 2005.

In the past year, the Group successfully underwent a period of transformation. While we have principally been engaged in the retail and distribution of home audio and video equipment as well as provision of IP telephony and related services, the Group observed that there were promising opportunities in the China media industry. Consequently, we acquired the entire issued share capital of Anglo Alliance whose principal asset represents 50% interest in Asian Union Film and Media ("AUFM"), thus launching the Group into the high growth media business in China.

The impetus that motivated Universal Holdings into entering this burgeoning sector began when the Chinese government proposed to deregulate the media sector. In a market with vast number of consumers and ever-increasing consumption power, we foresee an exponential level of growth in this sector as well as potentially huge demand for media content. While in the past, China's media industry was highly regulated, there has been a gradual shift that followed the country's entry into the WTO, thus allowing businesses such as our own to take a participatory role. The opening of China's media sector does not place early entrants at a disadvantage, but actually expands the overall size of the market as people become more aware and interested in getting involved.

Universal Holdings recognised this opportunity and by acquiring Anglo Alliance has become one of the first entrants in the China media industry — gearing ahead for still greater growth. We regard the acquisition of Anglo Alliance as a major and proactive step forward. By holding interest in one of the largest media corporations in China, we have realised our vision of expanding the Group's reach into the country's media market.

Anglo Alliance Group is engaged in various media related businesses in China, including production of television dramas, movies, as well as advertising agency and advertisement productions. It also holds a company which in turn owns the operating rights of a nation wide Channel in China with a theme in Travel and Leisures (the "Travel Channel"). The acquisition not only offers us an ideal opportunity to invest in the local media industry, particularly the advertising segment, but also helps the Group to diversify its income stream. It is a valuable opportunity to acquire interest in such a well-established media business that already has an experienced management team in place; hence the initiative has been a prudent and opportune one.

While developing into a new sector, the Group's other major investment in recent years, the business of DVN (Holdings) Limited ("DVN"), continues to improve, reflecting increasing acceptance and adoption of set-top boxes ("STB") in STB deployments throughout China as the country embraces digitalisation on a mass scale.

PROSPECTS

We are bullish about the prospects of the China media industry which is a key component of the consumer sector and is expected to maintain a strong "outperformance" for at least up to 2008 — the year of the Olympics in Beijing. The outlook appears particularly bright in the advertising industry which has experienced a major boost over past years, mainly due to economic upturn around the region, plus the readiness of both consumption and brand expenditure. Moreover, China's advertising industry is expected to continue expanding, characterised by a rapid rise in ad spend within the country.

Anglo Alliance is only the first step in providing shareholders with the opportunity to invest in the China media sector. To further exploit the potential of this segment, we will realign our business focus accordingly. By taking advantage of the growing advertising market in China and the coming Olympics, we remain optimistic about the future well-being of Universal Holdings.

APPRECIATION

Finally, I would like to take this opportunity to express my gratitude to fellow Directors for their commitment to the Group; and to all our staff for their diligence and dedication. I would also like to thank the shareholders, partners and associates for their continuing support.

Ko Chun Shun, Johnson
Chairman

Hong Kong, 26th April 2006

BUSINESS REVIEW

For the year ended 31st December 2005, the Group completed its acquisition of the Anglo Alliance, a leading player in the China media industry with access to the Travel Channel. This acquisition launched the Group into the high growth China media sector. After reviewing the operations and analysing the markets and potentials, we have sought to consolidate and focus the Group's business in this growth industry. During the year under review, the Group reported a turnover of approximately HK$33,691,000 (2004: HK$38,630,000) and a net loss of HK$22,187,000 (2004: net loss of about HK$9,931,000). The loss recorded in the current year was mainly due to the share of loss of the jointly controlled entity and an increase in administration expenses.

Riding on the vast potential of China's media market, and with the tireless efforts made by management on consolidating the Group's businesses, a solid platform has been created and which is expected to help generate material growth in the years ahead. Consistent with its efforts, the Group will continue to strategically focus its operations toward developing the burgeoning China media sector, while placing Anglo Alliance as its core operation.

Below is a review of operations for each division of the Group:

China Media Business

Anglo Alliance is engaged in various media related businesses including investing in movie and television drama productions, serving as an advertising agency and the holding of a joint venture company which owns the operating rights of the Travel Channel. Following its acquisition on 31st May 2005, Anglo Alliance has contributed seven months of revenue to the consolidated accounts of the Group for the year under review.

Capitalising on exponential growth in the TV advertising industry, the "Travel Channel" has become a highlight of the Group's operations. Being one of 31 provincial satellite TV channels with nationwide access, the Travel Channel is well positioned to capture the ever-growing demand by mainland viewers for thematic programming — specialising in travel, lifestyle and entertainment. To better satisfy viewers' diverse needs, the Travel Channel has undergone a major revamp as of 9th January 2006. With fresh, comprehensive content comprising of four categories, namely, reality, variety, fashion and travel, as well as a total of 35 specialised programs, the revamp format has attracted and captivated audiences everywhere.

The Travel Channel, well known for its unique and modern style, holds a distinct identity that is separate from all other TV channels in China. In particular, it is well positioned to attract a niche viewership that is well educated with above average income and corresponding spending power. Thus, the Travel Channel is poised to attract upscale advertisers and stand out from the highly competitive advertising market. The Group is focusing more resources to expand the advertising agency division to capture this high-growth market.

Remaining in the entertainment sphere, the Group is also seeking opportunities arising from the production and distribution of TV drama series and films in China. Accordingly, in 2005, the Group has distributed a number of films such as "Peacock" and "A letter from an unknown woman" and certain TV programs in China and overseas, contributing to a turnover of approximately HK$10 million to the Group. With the leverage on the name and market position of Asian Union Film and Media ("AUFM"), the Group will continue to explore opportunities to invest in the blockbuster movies and popular TV programs.

Building on the solid business foundation of Anglo Alliance, the Group will seek to consolidate all of its businesses and strive to establish an optimum business model. With promising growth in the media sector and a robust economy in China, the Group foresees a bright future in the multimedia and entertainment sectors.

Digital Broadcasting Investment

With the Chinese government promoting and mandating digitalisation in the country, DVN's sales performance improved significantly with increasing STB sales.

The number of DVN produced boxes and DVN licensed boxes increased by over 3 times compared to 2004, to 1,010,128 set top boxes. As a result, during 2005, DVN's revenue increased by 80% to HK$304 million, total gross profit increased by 52% to HK$74.6 million, while EBITDA before provisions reversed to a positive HK$9.0 million. Net loss declined by 33.5% to HK$39.7 million. With continued acceleration of its STB distribution, DVN is optimistic that its financial outlook will continue to improve.

Sales have accelerated as DVN has implemented its pioneering mass digitalisation model in Qingdao. The model has been so successful, that SARFT has nominated Qingdao as the flagship city for full digitalisation and is now encouraging cities and even entire provinces to adopt the Qingdao model. With the government's continued push towards digitalisation, DVN expects sales of STBs to continue to increase. For the first three months of 2006, DVN has already sold 426,295 STBs. DVN expects significant sales from Guangxi, the first province in China to attempt to migrate its entire 3 million subscriber network to digital. Foshan will also continue its forced migration rollouts.

DVN continues to look for new partners, particularly those that could help it expand its territories. DVN believes that the opportunities are enormous and that it makes more sense to partner with other companies that can complement DVN's core strength as a system integrator and provider of software for digital television.

Communication Division

With the aim of aligning operations and directing the Group's strategic focus on developing the media business in China, the management has commenced reviewing the communication side of its operations. Accordingly, the long-term strategy for this area of expertise is currently being mapped out. Turnover for the communication division declined from HK$3,889,000 in 2004 to HK$2,561,000 in 2005 and has contributed a gain of HK$60,000 (2004: a loss of HK$354,000) to the Group.

Securities Trading

The Hong Kong economy continued to generate growth during the year 2005. Capitalising on this improved business environment and positive market sentiment, the Group traded securities in the capital market and recorded a turnover of HK$1,387,000 (2004: HK$16,561,000) and a loss of approximately HK$48,000 (2004: a profit HK$ of 1,249,000) for this segment.

Home Audio Division

Facing intense price competition in the market, the Group will continue to seek ways to expand into higher value products in order to raise profit margins as well as improve overall performance of the business. Concurrently, the Group will review operations and implement a long-term strategy that aligns the business in sync with its media activities in China. This year, the home audio recorded a turnover of HK$19,384,000 (2004: HK$18,180,000) and a loss of approximately HK$3,700,000 (2004: HK$3,092,000) for this segment.

Future Prospects

In the future, the Group expects to see promising growth in China's media sector. While taking advantage of being an early entrant in the industry, the Group will continue to focus on this segment and align all of its existing operations with this core business to achieve further synergies.

Among the media industries that Anglo Alliance is engaged in, advertising has become a focal point due to the strong momentum being generated within that segment. The growth of China's economy is expected to moderate in 2006 but remain robust, boosted by solid investments and export indicators that point to strong consumption. Benefiting from this trend, the advertising industry in China is likely to continue enjoying double-digit growth, and at a more rapid rate than many other Asian countries.

Gross estimates from ACNielsen forecasts that China's advertising market will expand by 29.7% in 2006 versus 19.4% in 2005, contributing to almost 34% (gross value: US$4.8 billion) of the total Asian advertising market (gross value: US$14.2 billion) in 2006. As well, with still more positive developments ahead, including the 2008 Beijing Olympics and 2010 World Expo in Shanghai, China's advertising industry is expected to reap further growth in the years to come.

Among all of the advertising mediums available in China, CVSC-TNS Research has found that 77.98% of advertising expenditures are directed towards TV advertising, amounting to RMB 150.3 billion, with a further 20-30% increase expected this year. Taking such findings into account, AUFM as well as the Group stands to directly benefit as the former is engaged in the production of quality advertisement for top tier companies.

Consequently, the Group views the advertising sector as a major growth driver and will seek to fully tap into this specific area. Especially since the Travel Channel can serve as an ideal platform for attracting upscale advertisers with its niche positioning, thus helping fuel the Group's growth in the TV advertising market.

Looking ahead, the Group will continue to apply a proactive yet prudent approach to investing in the media field so as to expand its core operations and develop a diversified yet balanced business model. As such, the Management envisions stronger growth potential for its new business and holds the conviction that it will achieve still greater results in the coming years.

FINANCIAL REVIEW

Liquidity and financial resources

As at 31st December 2005, the Group held cash deposits of HK$15,548,000, an increase of 9.9% compared to 31st December 2004. The current ratio increased from 1.07 at the prior year end to 4.5 as at 31st December 2005. The gearing ratio, representing long term liabilities to net worth, increased from 0.093 at 31st December 2004 to 0.18 at 31st December 2005.

There were no significant exposures to foreign currency fluctuations. All borrowings during the year were based on market interest rate. The Group had no long term bank loan and no bank overdrafts outstanding as at year end. The Group did not have any assets pledged or charged as at 31st December 2005.

During the year, the Company issued 654,850,000 shares at HK$0.12 each in February 2005 and raised approximately HK$78 million for general working capital. The Company also issued approximately 5.747 billion shares for the acquisition of Anglo Alliance.

SIGNIFICANT ACQUISITION

During the year, the Group has acquired 100% equity interests in Anglo Alliance. Anglo Alliance indirectly holds approximately 50% of the registered capital in AUFM. AUFM is engaged in various media related businesses, including production of television drama, investment in movie production, advertising agency as well as advertising and content production for the Travel Channel.

The maximum consideration for this acquisition is HK$550.0 million, subject to adjustments. Details of this acquisition are disclosed in the Company's circular dated 13th May 2005.

NUMBER AND REMUNERATION OF EMPLOYEES, REMUNERATION POLICIES, BONUS AND SHARE OPTION SCHEMES AND TRAINING SCHEMES

As at 31st December 2005, the Group employed a total of 10 full-time employees in Hong Kong and a work force of about 33 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salary which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

The board of Directors of the Company (the "Board") is committed to achieving high standards of corporate governance. It believes that high standards of corporate governance provide a framework and solid foundation for achieving, attracting and retaining the high standard and quality of the Group's management, promoting high standards of accountability and transparency and meeting the expectations of all the Group's various shareholders.

The principles of corporate governance adopted by the Group emphasis a quality board, sound internal control, and transparency and accountability to all the shareholders.

The Company has complied with the Code on Corporate Governance Practices of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31st December 2005 except that Non-executive Directors had no set term of office but retire on rotation basis.

Below are the corporate governance practices adopted by the Group.

THE BOARD

The Board is responsible for the oversight of the management of the Company's business and affairs of the organisation with the objective of enhancing shareholdings value.

The Board, led by the Chairman, is responsible for the approval and monitoring of Group wide strategies and policies, approval of annual budgets and business plans, responsible for the day-to-day operations of the Group under the leadership of the Acting Chief Executive Officer.

As at 31st December 2005, the Board comprised eight Directors, including Chairman, one Acting Chief Executive Officer, one Executive Director-Media Division, three Independent Non-executive Directors and two Non-executive Directors. Biographical details of the Directors is contained in the Report of the Directors in this annual report.

For a Director to be considered independent, the Board must determine that the Director does not have any direct or indirect material relationship with the Group. In determining the independent of Directors, the Board follows the requirement set out in the Listing Rules. The Board considers all the Independent Non-executive Directors to be independent during the year and as at this annual report date.

The roles of the Chairman are separated from that of the Acting Chief Executive Officer. Such division of responsibilities helps to reinforce their independent and accountability.

THE BOARD *(Continued)*

The Chairman is responsible for providing leadership to, and overseeing, the functioning of the Board to ensure that the Board acts in the best interests for the Group so that Board meeting are planned and conducted effectively. The Chairman is primarily responsible for approving the agenda for each Board meeting, talking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. With the support of Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner. The Chairman also actively encourages Directors to be fully engaged in the Board's affair and make contribution to the Board's functions. The Board, under the Chairman's leadership, have adopted good corporate governance practices and procedures and taken appropriate steps to provide effective communication with shareholders.

The Chief Executive Officer and the Executive Director(s), are responsible for managing the businesses of the Group, attending to the formulation and successful implementation of group policies and assuming full accountability to the Board for all group operations. Acting as the principal managers of the Group's businesses, the Executive Directors attend to developing strategic operating plans that reflect the longer-term objectives and priorities established by the Board and are directly responsible for maintaining the operational performance of the Group. Working with the executive management team of each core business division, they ensure that the Board is fully apprised of the funding requirements of the businesses of the Group. In addition, the Executive Directors ensure that the funding requirements of the businesses are met and closely monitors the operating and financial results against plans and budgets, taking remedial actions when necessary and advising the Board of significant developments and issues. Ongoing dialogue are maintained with the Chairman and all Directors to keep them fully informed of all major business development and issues.

The Board meets regularly, and at least four times a year. Between scheduled meetings, senior management of the Group provides to Directors information on a timely basis on the activities and development in the businesses of the Group and when required, additional Board meetings are held. In addition, Directors have full access to information on the Group and independent professional advice whenever deemed necessary by the Directors.

THE BOARD *(Continued)*

The Board held four meetings in 2005 and one meeting to date in 2006 with an average attendance rate of 100%.

	Name of Director	Attended/Eligible to attend
Chairman	Ko Chun Shun, Johnson	5/5
Executive Directors	Dong Ping *(Executive Director — Media Division)*	3/3
	Shen Ka Yip, Timothy *(Acting Chief Executive Officer and Chief Financial Officer)*	4/4
Non-executive Director	Cheong Chow Yin	5/5
	Tsoi Tong Hoo, Tony *(Note)*	5/5
Independent Non-Executive Directors	Wilton Timothy Carr Ingram	5/5
	Dr. Wong Yau Kar David	5/5
	Yuen Kin	5/5

Note: Re-designated from Executive Director to Non-executive Director from 14th March 2005.

All Directors are subject to re-election by shareholders at the annual general meeting following their appointment and at least every three years on a rotation basis. None of the Directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Where vacancies exist at the Board, candidates are proposed and put forward to the Board for consideration and approval, with a view of appointing to the Board individuals with leadership capabilities so as to enable the Company to retain as well as improve its competitive position.

Upon appointment to the Board, the Director receives a package of orientation materials and attends extensive presentations given by senior executives to review the Group's businesses. Information is provided to Directors regularly to help ensure that Directors are aware of the latest changes in the commercial and regulatory environment in which the Group conducts its businesses.

In 2004, the Board adopted the Model Code for Securities Transactions by Directors of Listed issuers in the Listing Rules (the "Model Code") as the Group's code of conduct regarding Directors' securities transactions. All Directors confirmed that they have complied with the Model Code in their securities transactions throughout the year.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statements, which set out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the Report of the Auditors which acknowledges the reporting responsibilities of the Group's Auditors.

Annual Report and Accounts

The Directors acknowledge their responsibilities to prepare financial statements for each financial year which give a true and fair view of the state of the Group.

Accounting Policies

The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

Accounting Records

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with the Hong Kong Companies Ordinance and the applicable accounting standards.

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Going Concern

The Directors, having made appropriate enquires, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

COMPANY SECRETARY

The Company Secretary is responsible to the Board for ensuring that board procedures are followed and that activities of the Board are efficient and effective by assisting the Chairman to prepare agendas for meeting and by preparing and disseminating Board papers to the Directors and Board Committees in a timely and comprehensive manner.

The Company Secretary is responsible for ensuring that the Board is fully briefed on all legislative, regulatory and corporate governance developments and that it has regard to them when making decisions. The Company Secretary is also directly responsible for the Group's compliance with the continuing obligations of the Listing Rules and Codes on Takeovers and Mergers and Share Repurchases, including publication and dissemination of Report and Accounts and interim reports within the period laid down in the Listing Rules, timely dissemination of announcements and information relating to the Group to the Group to the market and ensuring that proper notification is made of directors' dealings in securities of the Group.

COMPANY SECRETARY *(Continued)*

The Company Secretary also advises the Directors on their obligations for disclosure of interests in securities, connected transactions and price-sensitive information and ensure that the standards and disclosures required by the Listing Rules are observed and, where required, reflected in the annual report of the Directors.

With respect to the Group secretarial function within the Group, the Company Secretary leads a team that maintains formal minutes for Board and other meetings.

In relation to connected transactions, regular briefings to legal counsels within the Group are made to ensure that such transactions are handled in compliance with the Listing Rules. Detailed analyses are performed on all potential connected transactions for presentation to directors of relevant companies for their consideration in approving transactions.

AUDITORS' REMUNERATION

A summary of fees for audit and non-audit services is as follows:

Nature of the services	2005	2004
	HK'000	*HK'000*
Audit services	**2,299**	521
Other services	**2,197**	—
	4,496	521

Other services rendered to the Group included principally professional fee in relation to the acquisition of Anglo Alliance Group.

AUDIT COMMITTEE

The Audit Committee, comprises three independent Non-executive Directors who possess the appropriate business and financial experience and skills to understand financial statements. The Committee is chaired by Mr. Wilton Timothy Carr Ingram and the other members of the Committee are Dr. Wong Yau Kar David and Mr. Yuen Kin.

Under its terms of reference, the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group's preliminary results, interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, extent and effectiveness of the Internal Audit Department of the Group's holding company, to engage independent legal or other advisers as it determines is necessary and to perform investigations.

The terms of reference of the Audit Committee adopted by the Board are published on the Group's website.

AUDIT COMMITTEE *(Continued)*

The Audit Committee held two meetings in 2005 and one meeting to date in 2006.

Name of Member	Attended/Eligible to attend
Wilton Timothy Carr Ingram	3/3
Dr. Wong Yau Kar David	3/3
Yuen Kin	3/3

The Audit Committee held two meetings in 2005 during the year ended 31st December 2005, There are no disagreement between the Board and the Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Audit Committee has reviewed with Management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the interim financial statements and the annual consolidated financial statements, so as to ensure that an effective control environment is maintained.

Financial Statements

The Audit Committee meets and holds discussions with the Executive Directors and other senior management of the Group on the interim results, preliminary results announcement and Annual Report. The Committee reviews and discusses the management's report and representations with a view to ensuring that the Group's consolidated financial statements are prepared in accordance with accounting principles general accepted in Hong Kong. It also considers reports from the Group's principal external auditors, PricewaterhouseCoopers ("PwC"), on the scope and outcome of their annual audit of the consolidated financial statements.

External Auditors

The Committee reviews each year a letter from PwC confirming their independence and objectivity and holds meetings with PwC to discuss the scope of their audit.

The Committee also makes recommendations to the Board on the appointment and retention of the external auditors.

The Group's policy regarding the engagement of PwC for the various services listed below in as follows:

— Audit service — includes audit services provided in connection with the audit of the consolidated financial statements. All such services are to be provided by external auditors.

— Audit related services — includes services that would normally be provided by an external auditor but not generally included in audit fees, for example, due diligence and accounting advice related to mergers and acquisitions, internal control reviews of systems and/or processes, and issuance of special audit report for tax or other purposes. The external auditors are to be invited to undertake these services that they must or are best placed to undertake in their capacity as auditors.

AUDIT COMMITTEE *(Continued)*

External Auditors *(Continued)*

- Taxation related services — includes all tax compliance and tax planning services, except for those services which are provided in connection with the audit. The Group uses the services of the external auditors where they are best suited. All other significant taxation related work is undertaken by other parties as appropriate.

- Other services — includes, for example, audits or reviews of third parties to assess compliance with contracts, risk management diagnostics and assessments, and non-financial systems consultations. The external auditors are also permitted to assist management and the Internal Auditors of the Group's holding company with internal investigations and fact-finding into alleged improprieties. These services are subject to specific approval by the Audit Committee.

- General consulting services — The Group's policy is that the external auditors are not eligible to provide services involving general consulting work.

Review of Risk Management and Internal Control

The Committee reviews the process by which the Group evaluates its control environment and its risk assessment process, and the way in which business and control risks are managed. The Committee discusses with the Internal Auditors of the Group's holding company the work plan for their audits on the Group together with their resource requirements and considers the Internal Auditors' reports to the Committee on the effectiveness of the internal controls in the Group business operations.

In reliance on these reviews and reports, the Committee makes a recommendation to the Board for approval of the consolidated financial statements for the year.

REMUNERATION COMMITTEE

The Remuneration Committee comprises four members with expertise in human resources and personnel emoluments. The Committee is chaired by the Chairman, Mr. Ko Chun Shun, Johnson with the Independent Non-executive Directors, Mr. Wilton Timothy Carr Ingram, Dr. Wong Yau Kar David and Mr. Yuen Kin, as members. The Committee meets towards the end of each year for the determination of the remuneration packages of Directors and senior management of the Group. In addition, the Committee also meets as and when required to consider remuneration related matters.

The responsibilities of the Remuneration Committee are to assist the Board in achieving its objective of attracting, retaining and motivating people of the highest caliber and experience needed to shape and execute strategy across the Group's substantial, diverse and international business operations. The Committee will assist the Group in the administration of the fair and transparent procedure for the setting policies on the remuneration of Directors and senior management of the Group and for determining their remuneration packages. Terms of reference of the Committee which have been adopted by the Board are available on the Group's website.

REMUNERATION COMMITTEE (Continued)

Prior to the establishment of the Committee in 2005, for 2004, consistent with the principles applied in the past, the remuneration of Directors and senior executives was determined with reference to the performance and profitability of the Group as well as remuneration benchmarks from other local and international companies and the prevailing market conditions. Directors and employees also participate in bonus arrangements determined in accordance with the performance of the Group and the individual's performance.

The Remuneration Committee held one meeting in 2005.

Name of Member	Attended/Eligible to attend
Ko Chun Shun, Johnson	1/1
Wilton Timothy Carr Ingram	1/1
Dr. Wong Yau Kar David	1/1
Yuen Kin	1/1

Directors' emoluments comprise payments to Directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The amounts paid to each Director of the Company for 2005 are as below:

Name	Fees	Basis Salaries, Allowances and Benefits-in-kind	Discretionary Bonuses	Provident Fund Contributions	Total Emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Ko Chun Shun, Johnson *(2)*	—	2,053	79	12	2,144
Dong Ping	—	660	—	—	660
Shen Ka Yip Timothy	—	880	—	11	891
Tsoi Tong Hoo, Tony *(1)*	120	600	75	12	807
Cheong Chow Yin *(1)*	144	—	—	—	144
Wilton Timothy Carr Ingram *(2), (3)*	144	—	—	—	144
Dr. Wong Yau Kar, David *(2), (3)*	144	—	—	—	144
Yuen Kin *(2), (3)*	144	—	—	—	144

Notes:

(1) Non-executive Director.

(2) Members of the Remuneration Committee.

(3) Independent Non-executive Directors and members of the Audit Committee.

During the year, no share options of the Company have been granted to directors.

INTERNAL CONTROL AND GROUP RISK MANAGEMENT

Introduction

The Board has overall responsibility for the Group's system of internal control and for the assessment and management of the risk.

In meeting its responsibility, the Board seeks to increase risk awareness across the Group's business operations and has put in place policies and procedures, including the parameters of delegated authority, which provide a framework for the identification and management of risk. Reporting and review activities include the review of Executive Directors and the Board and approval of detailed operational and financial reports, budgets and plans provided by the management of the business operations, the review by the Board of actual results against the budgets, the reviews by the Committees of the Board, the ongoing work of the Internal Audit and Risk Management Departments of the Group's holding company, as well as the regular business reviews by Executive Directors and the executive management team of each core business division.

Whilst these procedures are designed to identify and manage risks that could adversely impact the achievement of the Group's business objectives, they do not provide absolute assurance against material misstatement or loss.

Internal Control Environment

The Board is overall responsible for monitoring the operations of the businesses within the Group. Executive Directors are appointed to the boards of all significant material operation subsidiaries and associates to attend their board meetings and to oversee the operations of those companies. Monitoring activities include the review and approval of business strategies, budgets, and plans, and the setting of key business performance targets. The executive management team of each core business division is accountable for the conduct performance of each business in the division within the agreed strategies and similarly the management of each business is accountable for its conduct and performance.

The Group's internal control procedures include the comprehensive system for reporting information to the executive management teams of each core business and the Executive Directors.

Business plans and budgets are prepared annually by the management of individual business and the subject to review and approval by both the executive management teams and the Executive Directors as part of the Group's five-year corporate planning cycle. Budgets and forecasts on a quarterly basis and reviewed for differences to the budget and approval. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks.

The Executive Directors review monthly management reports on the financial results and the key operating statistics of each business and hold monthly meetings with executive management team and senior management of business operations to review these reports, business performance against budgets, forecasts, significant business risk sensitivities and strategies. In addition, each month the finance managers of business operations attend meetings with the Chief Executive Officer and the members of the Group Finance team to review monthly performance and to address accounting and finance related matters.

INTERNAL CONTROL AND GROUP RISK MANAGEMENT *(Continued)*

Internal Control Environment *(Continued)*

The Group maintains a centralised cash management system for its subsidiary operations and the Group's Finance Department oversees the Group's investment and leading activities. A treasury report is distributed monthly to report on the Group's cash and liquid investments, borrowings and movements thereof.

The Chief Executive Officer has established guidelines and procedures for the approval and control of the expenditures. Operating expenditures are subject to overall budget control and are controlled within each business with approval levels for such expenditures being set by reference to each executives and officer's level of responsibility. Capital expenditures are subject to overall control within the annual budget review and approval process and, more specific control and approval prior to commitment by the Executive Director (Finance) or other Executive Directors reports are reviewed comparing actual against budgets and approved expenditures.

The Financial Controller of the Group's holding company, reporting directly to the Audit Committee, provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group's business operations, internal audit derives its yearly audit plan. The plan is reviewed by the Audit Committee, and reassessed during the year as needed to ensure that adequate resources are deployed and the plan's objectives are met. Internal Audit Department of the Group's holding company is responsible for the assessing the Group's internal control system, formulating the impartial opinion of the system, and to report its finding to the Audit Committee, the Chief Executive Officer and the senior management concerned and also to follow up on all reports to ensure that all issues have been satisfactorily resolved. In addition, a regular dialogue is maintained with the Group's external auditors so that both are aware of the significant factors which may affect their respective scope of work.

Depending on the nature of business and risk exposure of individual business units, the scope of work performed by the internal audit function includes financial and operations reviews, recurring and surprise audits, fraud investigations and productivity efficiency reviews

Reports from the external auditors on internal controls and relevant financial reporting matters, are to be presented to the Audit Committee, and, as appropriate to the Chief Executive Officer. These reports are reviewed and appropriate actions are taken.

INVESTOR RELATIONS AND SHAREHOLDERS' RIGHTS

The Group actively promotes investor relations and communications by setting up regular briefing meetings with the investment community when the interim and year end financial results are announced. The Group, through the Chief Executive Officer, responds to request for information and queries from the investment community.

INVESTOR RELATIONS AND SHAREHOLDERS' RIGHTS *(Continued)*

The Board is committed to providing clear and full performance information of the Group to shareholders through the publication and annual reports. In addition to dispatching circular, notices, financial reports to shareholders, additional information is also available to shareholders through Corporate Information on the Group's website.

Shareholders are encouraged to attend the annual general meeting for which at least 21 days' notice is given. The Chairman and Directors are available to answer questions on the Group's businesses at the meeting. All shareholders have statutory rights to call for special general meetings and put forward agenda items for consideration by shareholders. All substantive resolutions at the annual general meeting are decided on a poll. The poll is conducted by the Group's Registrars. Financial and other information is made available on the Group's website, which is regularly updated.

The Group values feedback from shareholders on its effort to promote transparencies and foster investor relationships. Comments and suggestions are always welcome.

By Order of the Board

Ko Chun Shun, Johnson
Chairman

Hong Kong, 26th April 2006

The directors submit their report together with the audited accounts for the year ended 31st December 2005.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in note 40 to the accounts.

An analysis of the Group's performance for the year by business and geographical segment is set out in note 6 to the accounts.

RESULTS AND DIVIDENDS

The results of the Group for the year are set out in the consolidated income statement on page 31.

The directors do not recommend the payment of a dividend in respect of the year ended 31st December 2005.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 100.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group are set out in note 13 to the accounts.

SHARE CAPITAL

Details of the movements in the share capital of the Company are set out in note 30 to the accounts.

SHARE OPTIONS

A share option scheme (the "Option Scheme") was adopted by the Company on 30th July 2002. The purpose of the Option Scheme is to recognise and acknowledge the contributions of the Qualified Persons (as defined in the Option Scheme, including but not limited to, the directors, employees, partners and associates of the Group) to the Group.

Pursuant to this 10-year term Option Scheme, the Company can grant options to Qualified Persons for a consideration of HK$1.00 for each grant payable by the Qualified Persons to the Company. The total number of the shares issued and to be issued upon exercise options granted to each Qualified Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the shares then in issue. Unless with shareholders' approval, the maximum number of options shares can be granted under the Option Scheme shall not exceed 277,429,315 shares, representing 10% of the total number of shares in issue at the time the Option Scheme was adopted.

SHARE OPTIONS *(Continued)*

Subscription price in relation to each option pursuant the Option Scheme shall be not less than the higher of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date on which the option is offered to an Qualified Person; or (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the 5 trading days immediately preceding the date of offer; or (iii) the nominal value of the shares. There shall be no minimum holding period for the vesting or exercise of the options and the options are exercisable within the option period as determined by the Board of directors of the Company.

The Company did not grant any share options in 2005.

Details of the share options outstanding as at 31st December 2005 which have been granted under the scheme are as follows:

	Date of share options granted	Number of share options outstanding as at 1st January 2005	Number of share options granted during the year	Number of share options cancelled/ lapsed during the year	Number of share options exercised during the year	Number of share options outstanding as at 31st December 2005	Exercise period	Exercise price per share
								HK$
Qualified person (excluding directors)	1/12/2004	277,400,000	—	—	—	277,400,000	1/1/2005 to 31/12/2009	0.054
		277,400,000	—	—	—	277,400,000		

RESERVES

Movements in the reserves of the Group and of the Company during the year are set out in note 31 to the accounts.

DISTRIBUTABLE RESERVES

The distributable reserves of the Company as at 31st December 2005, calculated under the Companies Law (2002 Revision) (Cap. 22) of the Cayman Islands and the Company's Articles of Association, amounted in total to HK$322,946,000 (2004: HK$24,482,000), representing the amount standing to the credit of the share premium of HK$447,208,000 (2004: HK$172,353,000) plus the capital reserve of HK$29,984,000 (2004: NIL) less the accumulated losses as at the date of HK$154,246,000 (2004: HK$147,871,000). The Company may make distributions to its members out of the share premium in certain circumstances.

MAJOR SUPPLIERS AND MAJOR CUSTOMERS

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchases	
— the largest supplier	70%
— five largest suppliers combined	90%
Sales	
— the largest customer	48%
— five largest customers combined	85%

As far as the directors are aware, none of the directors, their associates or any shareholders (which to the knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interests in the major suppliers or customers noted above.

DIRECTORS

The directors during the year and up to the date of this report were:

Executive directors

Mr. Ko Chun Shun, Johnson *(Chairman)*
Mr. Dong Ping (appointed on 31st May 2005)
Mr. Shen Ka Yip, Timothy (appointed on 14th March 2005)

Non-executive directors

Mr. Cheong Chow Yin
Mr. Tsoi Tong Hoo, Tony*

Independent non-executive directors

Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David
Mr. Yuen Kin

* Mr. Tsoi was the Executive Director and Group Managing Director from 12th October 2004 to 14th March 2005.

In accordance with Articles 86(3) and 87(1) of the Company's Articles of Association, Mr. Dong Ping, Mr. Cheong Chow Yin and Dr. Wong Yau Kar, David will retire, and being eligible, offers themselves for re-election at the forthcoming annual general meeting. To comply with the Code on Corporate Governance Practices of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"), Mr. Ko Chun Shun, Johnson as the Chairman will also retire and offer himself for reelection at the forthcoming annual general meeting.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Directors

Name	Age	Position held	Number of years of service	Business experience
Mr. Ko Chun Shun, Johnson	54	Chairman and Executive Director	12	Media, direct investment, and financial services
Mr. Dong Ping	45	Executive Director	1	Media
Mr. Shen Ka Yip, Timothy	44	Acting Chief Executive Officer and Executive Director	2	Corporate finance, investment, accounting
Mr. Tsoi Tong Hoo, Tony	41	Non-executive Director	2	Media and corporate finance
Mr. Cheong Chow Yin	50	Non-executive Director	6	Manufacturing
Mr. Wilton Timothy Carr Ingram	58	Independent Non-executive Director	10	Investment, brokerage and direct investment
Dr. Wong Yau Kar, David	48	Independent Non-executive Director	6	Manufacturing, international trade and corporate finance
Mr. Yuen Kin	51	Independent Non-executive Director	2	Finance and accounting
Senior management staff				
Mr. Wang Yi	44	Vice President of Anglo Alliance Group	1	Media
Mr. Zhang Bin	40	Managing Director of Beijing Jiya Telecommunication Engineering Co. Limited	11	Telecommunication services, engineering and management
Mr. Ho Te Hwai, Cecil	45	Group Financial Controller	12	Finance and accounting
Mr. Chan Kam Kwan, Jason	33	Company Secretary	6	Accounting, corporate finance

DIRECTORS' SERVICE CONTRACTS

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Except as disclosed in the sections "Directors' and chief executives' interests in short positions in the shares, underlying shares and debentures of the Company or any associated corporation" and "Connected transactions" below, no contracts of significance in relation to the Group's business to which the Company, its fellow subsidiaries or its holding companies was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN THE SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

At 31st December 2005, the interests of each director and chief executive in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of the Securities and Futures Ordinance (the "SFO"), as recorded in the register required to be kept by the Company under Section 352 of Part XV of SFO were as follows:

(A) Ordinary shares of HK$0.01 each in the Company at 31st December 2005

			Number of shares held				% of the Issued Share
Names		*Note*	Personal interests	Family interests	Corporate interests	Total	Capital of the Company
Mr. Ko Chun Shun, Johnson ("Mr. Ko")	Long positions	*(i)*	3,065,210,871	–	1,000,437,150	4,065,648,021	40.99
Mr. Dong Ping	Long positions		2,700,000,000	–	–	2,700,000,000	27.23

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN THE SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(Continued)*

(B) Ordinary shares of HK$0.10 in DVN (Holdings) Limited ("DVN") at 31st December 2005

			Number of shares held				% of the Issued Share Capital of DVN
Names		*Note*	Personal interests	Family interests	Corporate interests	Total	
Mr. Ko	Long positions	*(ii)*	343,000	2,040,816	158,357,940	160,741,756	27.55

Notes:

(i) Kwan Wing Holdings Limited ("Kwan Wing") and Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing, beneficially owned 360,399,000 and 640,038,150 ordinary shares in the Company, respectively. Mr. Ko has 100% direct interest in Kwan Wing and approximately 96% beneficial interest in Techral.

(ii) 118,403,418 ordinary shares in DVN are directly held by Prime Pacific International Limited ("Prime Pacific"), which is owned as to 67% and 33% by Gold Pagoda Incorporated ("Gold Pagoda") and Prime Gold International Limited ("Prime Gold"), respectively.

Prime Gold is owned as to 82.45% by Kwan Wing.

Gold Pagoda is a wholly-owned subsidiary of the Company which in turn is controlled by Mr. Ko.

31,032,522 ordinary shares in DVN are held directly by Universal Appliances Limited, which wholly owned by the Company.

2,956,000 ordinary shares in DVN are held by All Mark Limited, which is indirectly wholly owned by the Company.

2,822,000 ordinary shares in DVN are held by First Gain International Limited, which is wholly-owned by Mr. Ko.

3,144,000 ordinary shares in DVN are held by Kwan Wing.

2,040,816 ordinary shares in DVN are held by the spouse of Mr. Ko.

(iii) Million Way Enterprises Limited, a wholly-owned subsidiary of the Company, also holds US$15,000,000 preference shares issued by DVN (Group) Limited, a wholly-owned subsidiary of DVN. These preference shares are exchangeable to approximately 28,147,700 ordinary shares of DVN, a listed associated company, to an adjusted conversion price of HK$4.13 per share and are subject to adjustment.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(Continued)*

(C) Rights to acquire ordinary shares of DVN

Movements of the share options of DVN granted to a director of the Company are as follows:

Directors	Date of share options granted	Number of share options outstanding as at 1st January 2005	Number of share options granted during the year	Number of share options cancelled/ lapsed during the year	Number of share options exercised during the year	Number of share options outstanding as at 31st December 2005	Exercise period	Exercise price per share
								HK$
Mr. Ko	23/7/2002	3,000,000	—	—	—	3,000,000	24/7/2002 — 23/7/2008	1.470
	10/12/2003	450,000	—	—	—	450,000	1/1/2004 — 31/12/2006	0.824
		3,450,000	—	—	—	3,450,000		

Save as disclosed above and other than certain nominee shares in subsidiaries held by Mr. Ko in trust for the Company, as at 31st December 2005, none of the directors, the chief executive (including their spouses and children under 18 years of age) or their associates had any other beneficial interests in the shares of the Company or any of its associated corporations (within the meaning of the SFO).

At no time during the year was the Company, its subsidiaries, its associated companies, its fellow subsidiaries or its parent Company a party to any arrangement to enable the directors and chief executives of the Company (including their spouse and children under 18 years of age) to hold any interests or short positions in the shares or underlying shares in, or debentures of, the Company or its associated corporation.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES OF THE COMPANY

As at 31st December 2005, save as disclosed under the section "Directors' and Chief Executives' interests in shares, Underlying Shares and Debentures of the Company or any Associated Corporation" above, no other person had registered any substantial shareholders' interests, being 5% or more of the Company's issued share capital under Section 336 of the SFO.

CONNECTED TRANSACTIONS

During the year, the maximum amount of advances due to a wholly owned subsidiary of Kwan Wing was approximately HK$29.7 million (2004: HK$34 million).

The balance due to the above-mentioned fellow subsidiary is unsecured, bears interest at Hong Kong dollar prime lending rate plus 2.5% per annum and has no fixed terms of repayment. The total interest payable to the fellow subsidiary for the year ended 31st December 2005 on the advances amounted to HK$517,000 (2004: HK$2,167,000).

The directors, including the independent non-executive directors, of the Company are of the opinion and have confirmed to the Company that the above connected transaction was carried out in the ordinary and normal course of business of the Group.

RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

(i) Year-end balances arising from advancement of funds

(a)

	2005	2004
	HK$'000	*HK$'000*
Payables to a fellow subsidiary — non-current	**—**	5,000
Payables to a fellow subsidiary — current	**18**	24,705
Amount due to an associated company	**470**	335
Amount due to a related company	**6,237**	—

(1) During the year, the maximum amount of advances due to a wholly owned subsidiary of Kwan Wing was approximately HK$29 million (2004: HK$34 million).

The balance due to the above-mentioned fellow subsidiary is unsecured, bears interest at Hong Kong dollar prime rate plus 2.5% per annum and has no fixed terms of repayment. The total interest paid on the advances for the year ended 31st December 2005 amounted to HK$517,000 (2004: HK$2,563,000).

(2) The amounts due to an associated company is unsecured, interest free and has no fixed repayment term.

(3) The amounts due to a related company is unsecured, interest free and has no fixed repayment term.

RELATED PARTY TRANSACTIONS *(Continued)*

(i) Year-end balances arising from advancement of funds *(Continued)*

(b)

	2005 **HK$'000**	2004 HK$'000
Amount due from a related party — current	**4,742**	—

The amounts due from a related party is interest free, unsecured and has no fixed repayment term.

(ii) Related party transactions

During the year, the Group entered into the following related party transactions with a jointly controlled entity:

	2005 **HK$'000**
Purchase of programs and film rights	**34,574**
Purchase of revenue receivable rights of certain programs and films	**17,252**
Purchase of investment in a film	**12,561**

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's by-laws and there was no restriction against such rights under the laws of the Cayman Islands.

PURCHASE, REDEMPTION OR SALE OF SECURITIES

The Company has not redeemed any of its shares during the year.

Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

POST BALANCE SHEET EVENT

On 1st January 2006, a subsidiary of the Company acquired 100% interests of Beijing HuaYi Qian Si Advertising Company Limited ("Qian Si") for a consideration of RMB2,750,000. Qian Si was originally a 55% owned subsidiary of AUFM, a jointly controlled entity of the Group. Qian Si is principally engaged in the advertising agency business.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, it is confirmed that there is sufficient public float of more than 25% of the Company's issued shares at the date of this annual report under the Listing Rules.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Ko Chun Shun, Johnson
Chairman

Hong Kong, 26th April 2006



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF UNIVERSAL HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 31 to 99 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2005 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26th April 2006

Consolidated Income Statement

For the year ended 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000
Turnover	5	**33,691**	38,630
Cost of sales		**(29,531)**	(31,091)
Gross profit		**4,160**	7,539
Other revenues	5	**10,531**	6,280
Marketing, selling and distribution costs		**(1,570)**	(1,007)
Administration expenses		**(23,963)**	(16,564)
Net gain on dilution of interests in an associated company		**10,637**	14,289
Net other operating income/(expenses)		**3,905**	(1,944)
		3,700	8,593
Finance costs	7	**(3,634)**	(2,563)
Share of loss of a jointly controlled entity		**(13,700)**	—
Share of losses of associated companies		**(8,223)**	(14,869)
Loss before taxation	8	**(21,857)**	(8,839)
Taxation	9	**(330)**	(1,092)
Loss for the year		**(22,187)**	(9,931)
Attributable to:			
Equity holders of the Company		**(22,187)**	(9,931)
Minority interests		**—**	—
		(22,187)	(9,931)
		HK cents	*HK cents*
Loss per share — basic and dilutive	11	**(0.30)**	(0.30)

Consolidated Balance Sheet

As at 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	622	2,520
Intangible assets	14	247,957	—
Interests in associated companies	16	19,663	15,683
Interests in a jointly controlled entity	17	56,130	—
Available for sale financial asset	18	360	—
Preference dividends receivable — non-current portion	19	14,896	—
Investment in preference shares	19	63,578	—
Investment securities	20	—	36,000
Other assets	21	—	2,065
		403,206	56,268
CURRENT ASSETS			
Inventories	22	10	105
Trade receivables	23	1,177	1,687
Due from a jointly controlled entity	17	67,691	—
Preference dividends receivable — current portion	19	7,680	21,797
Financial asset at fair value through profit or loss	24	12,000	—
Prepayments, deposits and other receivables	25	25,706	305
Cash and cash equivalents		15,548	14,152
		129,812	38,046
CURRENT LIABILITIES			
Trade payables	26	34	338
Current income tax liabilities		1,968	1,092
Other payables and accrued liabilities	27	12,340	33,975
Loans	28	14,758	—
		29,100	35,405
NET CURRENT ASSETS		100,712	2,641
TOTAL ASSETS LESS CURRENT LIABILITIES		503,918	58,909
NON-CURRENT LIABILITIES			
Amount due to a fellow subsidiary	36(i)	—	5,000
Convertible note	29	77,070	—
		77,070	5,000
NET ASSETS		426,848	53,909
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Issued capital	30	99,165	35,151
Reserves	31	327,683	18,758
		426,848	53,909
Minority interests		—	—
TOTAL EQUITY		426,848	53,909

Ko Chun Shun, Johnson
Director

Wilton Timothy Carr Ingram
Director

Balance Sheet

As at 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000
Non current assets			
Investments in subsidiaries	15	**425,637**	53,018
Current assets			
Prepayments, deposits and other receivables	25	**1**	1
Amount due from subsidiaries — current		**98,789**	31,883
Cash and cash equivalents		**1,476**	547
		100,266	32,431
Current liabilities			
Amount due to subsidiaries — current		**25,661**	25,661
Other payables and accrued liabilities	27	**1,061**	155
		26,722	25,816
Net current assets		**73,544**	6,615
Total assets less current liabilities		**499,181**	59,633
Non current liabilities			
Convertible note	29	**77,070**	—
NET ASSETS		**422,111**	59,633
Equity			
Capital and reserves attributable to the Company's equity holders			
Share capital	30	**99,165**	35,151
Reserves	31	**322,946**	24,482
TOTAL EQUITY		**422,111**	59,633

Ko Chun Shun, Johnson
Director

Wilton Timothy Carr Ingram
Director

Consolidated Cash Flow Statement

For the year ended 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000
Cash flows from operating activities			
Cash (used in)/generated from operations	32(a)	**(168,768)**	17,573
Interest paid		**(565)**	(2,563)
Tax paid		**449**	—
Net cash (used in)/from operating activities		**(168,884)**	15,010
Cash flows from investing activities			
Interest received		**3,098**	36
Purchases of fixed assets		**(245)**	(517)
Acquisition of subsidiaries net of cash		**(3,675)**	—
Loan to a jointly controlled entity		**93,135**	—
Purchase of intangible assets		**(5,436)**	—
Receipt of preference dividend		**2,000**	—
Purchases of financial assets		**(10,000)**	—
Disposal of subsidiaries net of cash	32(b)	**3,901**	(19)
Net cash generated from/(used in) investing activities		**82,778**	(500)
Cash flows from financing activities			
Proceeds on issue of shares, net of expenses		**76,188**	—
(Decrease)/increase in amounts due to fellow subsidiaries		**(5,000)**	3,217
Advancement/(repayment) of short-term loans		**14,758**	(20,000)
Net cash generated from/(used in) from financing activities		**85,946**	(16,783)
Net decrease in cash and cash equivalents		**(160)**	(2,273)
Cash and cash equivalents at 1st January		**14,152**	16,425
Effect of changes in foreign exchange rates		**1,556**	—
Cash and cash equivalents at 31st December		**15,548**	14,152
Analysis of balances of cash and cash equivalents			
Cash and bank balances		**15,548**	14,152

Note:

Major non-cash transactions

During the year, ordinary shares and convertible notes were issued to acquire 100% equity interest in Anglo Alliance Co., Ltd and its subsidiaries. The details of the transactions have been set out in Note 35 "Business Combinations".

Consolidated Statement of Changes in Equity

For the year ended 31st December 2005

	Attributable to equity holders of the Company				
	Share Capital	Other Reserves	Accumulated Losses	Minority interests	Total equity
Balance at 1st January 2004	35,151	1,032,822	(1,004,133)	—	63,840
Loss for the year	—	—	(9,931)	—	(9,931)
Balance at 31st December 2004	35,151	1,032,822	(1,014,064)	—	53,909
Balance at 1st January 2005, as per above	35,151	1,032,822	(1,014,064)	—	53,909
Opening adjustment for the adoption of HKAS 39 for available-for-sale financial assets	—	120	—	—	120
Opening adjustment for the adoption of HKAS 39 for Preference Dividend Receivable	—	—	(2,081)	—	(2,081)
Opening adjustment for the adoption of HKAS 39 for Investment in preference shares	—	—	25,139	—	25,139
Balance at 1st January 2005, as restated	35,151	1,032,942	(991,006)	—	77,087
Loss for the year	—	—	(22,187)	—	(22,187)
Issue of shares — placing	6,549	69,639	—	—	76,188
Issue of share capital — business combination	57,465	205,216	—	—	262,681
Convertible note — equity component, net of tax	—	29,984	—	—	29,984
Translation exchange	—	1,529	—	—	1,529
Movement in reserves of associated companies	—	1,566	—	—	1,566
Balance at 31st December 2005	99,165	1,340,876	(1,013,193)	—	426,848

Universal Holdings Limited (the "Company") was incorporated in the Cayman Islands as an exempted company with limited liability on 27th May 2002 under the Company Law (2002 Revision) (Cap. 22) of the Cayman Islands.

The Company's registered office is Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies, Cayman Islands.

The Company is listed on the Stock Exchange of Hong Kong Limited.

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below. These policies have been applied to all the years presented unless otherwise stated.

(a) Basis of preparation

The consolidated accounts of Universal Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial asset and financial assets at fair value through profit or loss, which are carried at fair value.

2. [illegible] (Continued)

(a) Basis of preparation *(Continued)*

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 17, 21, 23, 24, 27, 28, 31, 33 and 38 did not result in substantial changes to the Group's accounting policies. In summary:

— HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associated companies, jointly controlled entities and other disclosures.

— HKASs 2, 7, 8, 10, 16, 17, 23, 27, 28, 31, 33 and 38 had no material effect on the Group's policies.

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.

(a) Basis of preparation *(Continued)*

The adoption of new/revised HKFRS *(Continued)*

— HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2004, the provision of share options to employees did not result in an expense in the income statement. Effective on 1st January 2005, the Group expenses the cost of share options in the income statement. Since the adoption of the share option scheme, the Company had issued a total of 277,400,000 share options, all of which were granted on 1st December 2004 and had vested before 1st January 2005. The Group has taken advantage of the transitional provisions set out in HKFRS 2 under which the new recognition and measurement policies have not been applied to this 277,400,000 share options.

The adoption of HKAS 32 and HKAS 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial asset. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31st December 2004, goodwill was amortised on a straight line basis over a period of 20 years.

In accordance with the provisions of HKFRS 3:

— The Group ceased amortisation of goodwill from 1st January 2005;

— From the year ended 31st December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than:

— HKAS 39 — does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis.

The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1st January 2005.

2. [illegible] (Continued)

(a) Basis of preparation *(Continued)*

The adoption of new/revised HKFRS *(Continued)*

— HKAS 21 — prospective accounting for goodwill and fair value adjustments as part of foreign operations;

— HKFRS 3 — prospectively after 1st January 2005.

The adoption of HKAS 39 resulted in an increase in opening reserves at 1st January 2005 by HK$23,178,000 and the details of the adjustments to the balance sheet at 31st December 2005 and for the year then ended are as follows:

	2005 ***HK$'000***
Decrease in preference share receivable	**176**
Increase in available for sale financial asset	**360**
Decrease in other assets	**240**
Increase in investment in preference shares	**63,578**
Decrease in investment securities	**36,000**
Decrease in preference dividends receivable — non-current	**2,081**
Increase in accumulated losses	**27,441**
Increase in other revenue	**(2,000)**
Decrease in administration expenses	**(2,263)**
Decrease in basic and dilutive earnings per share	**0.06**

No early adoption of the following new Standards in Interpretations that have been issued but are not yet effective. The adoption of such Standards or Interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS-Int 3	Emission Rights
HKFRS-Int 4	Determining whether an Arrangement contains a Lease
HKFRS-Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HKFRS 7 Amendment	Financial Instruments Disclosures
HKAS 39 Amendment	Cashflow Hedge Accounting for Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendment	Financial Guarantee Contracts

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

(ii) Subsidiaries

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and any related accumulated foreign currency translation reserve.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(b) Group accounting *(Continued)*

(iii) Associated companies and jointly controlled entity ("JCE")

Associated companies and JCE are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated companies and JCE are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investments in associated companies and JCE include goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associated companies' and JCE's post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in associated companies and JCE equals or exceeds its interests in the associated companies or JCE, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated companies or JCE.

Unrealised gains on transactions between the Group and its associated companies or JCE are eliminated to the extent of the Group's interest in the associated companies or JCE. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies and JCE have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Property, plant and equipment

Property, plant and equipment, comprising leasehold land and buildings and plant equipment and other assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

(c) Property, plant and equipment *(Continued)*

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Buildings outside Hong Kong	25 years
Plant, equipment and other assets	3 to 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(d) Leases

Operating lease

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(e) Intangibles

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associated companies at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill on acquisitions of associated companies is included in 'investments in associated companies'. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Group allocates goodwill to each business segment in each country in which it operates.

(ii) Programmes and film rights

Programmes and films rights acquired from outsiders are stated at acquisition costs plus film enhancement costs less amortisation ad accumulates impairment losses, if any.

Self-produced programmes and films products are completed programmes and films produced and are stated at the lower of cost and net realisable value. Cost of programmes and film products, accounted for on a programme-by-programme or a film-by-film basis, includes production costs, cost of services, direct labour costs, facilities and raw materials consumed in the creation of a programme or a film.

The costs of programmes and film right is charged to the profit and loss account proportionately to the estimated projected revenues over their expected economic beneficial period ranging from 2 years to 10 years. Additional amortisation will be charged if estimated projected revenues adversely differ form the previous estimation. Estimated projected revenues will be reviewed on a programme-by-programme or film-by-film basis at a regular interval.

(e) Intangibles *(Continued)*

(ii) Programmes and film rights *(Continued)*

When programmes and film rights are sold, carrying amount of those programmes and film rights is recognised as an expense in the year in which the related revenue is recognised. The amount of any write-down of programmes and film rights to net realisable value and all losses of programmes and film rights are recognised as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of programmes and film rights, arising from an increase in net realisable value, is recognised as a reduction in the amount of write-down of programmes and film rights recognised as an expense in the year in which the reversal occurs.

(iii) Programmes and films production in progress

Programmes and film production in progress are accounted for on a programme-by-programme or film-by-film basis and are stated at cost less any impairment in value. Cost of programmes or films under production includes production costs, costs of services, direct labour costs, facilities and raw materials consumed in the creation of a programme or a film. Upon completion, these programmes or films under production will be reclassified as programmes or film rights.

(f) Financial Assets

From 1st January 2004 to 31st December 2004:

The Group classified its investment securities, other than subsidiaries and associated companies, as non-trading securities and trading securities.

(i) Investment securities

Investment securities, represent investments in listed and unlisted equity securities which are intended to be held for a continuing strategic or long-term purposes, are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to the fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

2. [illegible] (Continued)

(f) Financial Assets *(Continued)*

(ii) Short-term investments

Short-term investments are carried at their fair values as at the balance sheet date. Unrealised gains or losses arising from the changes in fair values of Short-term investments are recognised in the profit and loss account. Profits or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

From 1st January 2005 onwards:

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and reevaluates this designation at every reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

(f) Financial Assets *(Continued)*

Purchases and sales of investments are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are carried at cost less accumulated impairment.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(g) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises software solutions. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

2. [illegible] (Continued)

(h) Translation of foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in HK dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets, such as equities classified as available-for-sale, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(c) all resulting exchange differences are recognised as a separate component of equity.

(h) Translation of foreign currencies *(Continued)*

(iii) Group companies *(Continued)*

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of investments, are taken to shareholders' equity. When a foreign operation is sold, the exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(i) Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less provision for investment. A provision for impairment of trade and other receivables is established when is objective evidence that the Group will not be able to collect all amount due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(k) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(l) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(l) Contingent liabilities and contingent assets *(Continued)*

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow becomes probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(m) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods and services, net of value-added tax, rebates and discounts.

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Management fee income is recognised on an accrual basis when the related services are rendered.

Securities trading income is recognised when the title has passed.

(n) Revenue recognition *(Continued)*

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

Media revenue include revenue from sale of television programmes, advertising and commission income as well as income from licensing and sub-licensing of programmes and film rights.

Revenue from the sale of television programmes is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the television programmes are delivered to customers and the title has passed.

Advertising and commission income are recognised when services are rendered and revenue can be reliably measured.

Income from licensing and sub-licensing of programs and film rights is recognised upon the delivery of the pre-recorded audio visual products and the materials for video features to the customers, in accordance with the terms of the underlying contracts.

In case where income from licensing and sub-licensing of film rights is contingent to the receipt of revenue from the box of offices, income is only recognised when it is probable that the licensing fee will be received, which is normally when the event has occurred.

(o) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity and other non-accumulating compensated absences are not recognised until the time of leave.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(o) Employee benefits *(Continued)*

(ii) Retirement benefit costs

The Group operates a defined contribution retirement benefits scheme (the "Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all those employees who are eligible to participate in the Scheme. The Scheme became effective on 1st December 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they became payable in accordance with the rules of the Scheme. The assets of the Scheme are held separately from those of the Group in an independent administered fund. The Group's employer contributions vest fully with the employees when contributed into the Scheme except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the Scheme.

The Company's subsidiaries in the People's Republic of China (the "PRC") except Hong Kong are members of the state-managed retirement benefits scheme operated by the government of the PRC except Hong Kong. The retirement scheme contributions, which are based on a certain percentage of the salaries of the subsidiaries' employees, are charged to the profit and loss account in the period to which they relate and represent the amount of contributions payable by these subsidiaries to the scheme.

(iii) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(o) Employee benefits *(Continued)*

(iii) Share-based compensation *(Continued)*

In the current period, the Group has applied HKFRS 2 "Share-based payments" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares of rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has not applied HKFRS 2 to share options that were granted after 7th November 2002 and had vested before 1st January 2005 in accordance with the relevant transitional provisions. Comparative figures have not been restated.

(p) Borrowing

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible note is determined using a market interest rate for an equivalent non-convertible note. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the note. The remainder of the proceeds is allocated to the conversion portion. This is recognised and included in shareholder's equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(q) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(q) Segment reporting *(Continued)*

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

(r) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(s) Share capital

Ordinary shares are classified as equity.

Preference shares are classified as equity as it does not represent a contractual obligation to deliver cash or another financial assets, nor to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(i) Financial Risk Factors

The Group's activities expose it to a variety of financial risks: interest rate risk, credit risk, liquidity risk and foreign exchange risk. The Group's overall risk management program focuses on the unpredictability of financial market and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates as the Group has no significant interest-bearing assets. The group manages its cash flow interest-rate risk by issuing borrowings at fixed rates.

(b) Credit risk

The Group has no significant concentrations of credit risk. The carrying amounts of bank and cash balances, trade receivables, and other receivables represent the Group's maximum exposure to credit risk in relation to financial assets. The Group has policies that limit the amount of credit exposure to any financial institutions. The Group has also policies in place to ensure that the sales of products are made to customers with appropriate credit history and the Group performs periodic credit evaluations of its customers.

(c) Foreign exchange risk

The Group mainly operates in the PRC and is exposed to foreign exchange risk arising from Renminbi currency exposures, primarily with respect to the HK dollar.

The Group has not used any forward contracts, currency borrowings or other means to hedge its foreign currency exposure. The currencies used by the Group are mainly Renminbi and Hong Kong dollars which both had relatively stable exchange rates during the year.

(d) Liquidity risk

The Group manages its liquidity position by maintaining sufficient cash for its operations and draws on bank loans as necessary.

3. FINANCIAL RISK MANAGEMENT *(Continued)*

(ii) Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying amounts of the Group's financial assets which mainly include bank and cash balances, trade receivables, other receivables; and financial liabilities, which mainly include trade payables, short-term loans, approximate their fair values due to their short maturities.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

4. CRITICAL ACCOUNTING ESTIMATES

Estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believe to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Estimated impairment of goodwill and intangible assets

The Group tests annually whether goodwill has suffered any impairment, and test intangible assets that are subject to amortisation when there is indicator for impairment in accordance with the accounting policy stated in note 2e(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(ii) Recoverability of preference dividends receivable

The recoverable amount of preference dividends receivable is assessed by taking into account the estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to it.

The Group is principally engaged in the media related businesses, the trading of home audio and video equipment and components, securities trading, and provision of computer telephony integration engineering and IP related services. Revenues recognised during the year are as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Turnover		
Media	**10,359**	—
Sales of goods	**19,384**	18,180
Share trading	**1,387**	16,561
Provision of computer telephony integration engineering and IP related services	**2,561**	3,889
	33,691	38,630
Other revenues:		
Preference dividend income from an associated company	**5,036**	5,813
Unrealised gain on financial assets at fair value through profit or loss	**2,000**	—
Income from maintenance services	**381**	—
Commission income	**—**	65
Interest income	**3,098**	36
Management fee income from:		
Associated companies	**—**	144
Others	**—**	212
Miscellaneous	**16**	10
	10,531	6,280
Total revenues	**44,222**	44,910

3. [illegible]

Primary reporting format — business segments

The Group is organised into four main business segments:

(i)	Media related business	—	production of television dramas, investment in movie production, advertising agency and advertisement production;
(ii)	Home Audio	—	trading of home audio and video equipment and components;
(iii)	Telecommunications	—	provision of computer telephony integration engineering and IP related services; and
(iv)	Share Trading	—	securities trading.

There are no sales between the business segments.

Primary reporting format — business segments *(Continued)*

	2005				
	Media related business *HK$'000*	**Home audio** *HK$'000*	**Tele-communications** *HK$'000*	**Share trading** *HK$'000*	**Total** *HK$'000*
Turnover	**10,359**	**19,384**	**2,561**	**1,387**	**33,691**
Segment results	**4,747**	**(3,700)**	**60**	**(48)**	**1,059**
Write off of trade receivables					**(30)**
Net gain on dilution of interests in an associated company					**10,637**
Gain on exchange difference					**2,205**
Unallocated costs					**(10,171)**
					3,700
Finance costs					**(3,634)**
Share of loss of a jointly controlled entity	**(13,700)**	**–**	**–**	**–**	**(13,700)**
Unallocated share of losses of associated companies					**(8,223)**
Loss before taxation					**(21,857)**
Taxation					**(330)**
Loss for the year					**(22,187)**
Minority interests					**–**
Loss attributable to equity holders of the Company					**(22,187)**
Segment assets	**277,852**	**4,665**	**4,433**	**12,000**	**298,950**
Interests in associated companies					**19,663**
Interests in a jointly controlled entity					
— current					**67,692**
— non-current					**56,130**
Unallocated assets					**90,583**
Total assets					**533,018**
Segment liabilities	**23,440**	**255**	**472**	**–**	**24,167**
Unallocated liabilities					**82,003**
					106,170
Capital expenditure					
Allocated	**63,453**	**–**	**–**	**–**	**63,453**
Unallocated	**–**	**–**	**–**	**–**	**245**
Depreciation					
Allocated	**–**	**181**	**72**	**–**	**253**
Unallocated	**–**	**–**	**–**	**–**	**23**
Amortisation					**–**

6. SEGMENT INFORMATION *(Continued)*

Primary reporting format — business segments *(Continued)*

	2004			
	Home Audio *HK$'000*	Tele-communications *HK$'000*	Share Trading *HK$'000*	Total *HK$'000*
Turnover	18,180	3,889	16,561	38,630
Segment results	(3,092)	(354)	1,249	(2,197)
Write back unrealised loss of short-term investments				3,946
Write off of bad debts				(1,589)
Net gain on dilution of interests in an associated company				14,289
Loss on sale of subsidiaries				(836)
Impairment of investment in joint venture				(2,468)
Unallocated costs				(2,552)
				8,593
Finance costs				(2,563)
Unallocated share of losses of associated companies				(14,869)
Loss before taxation				(8,839)
Taxation				(1,092)
Loss for the year				(9,931)
Minority interests				—
Loss attributable to equity holders of the Company				(9,931)
Segment assets	21,168	5,229	535	26,932
Investment in associated companies				15,683
Unallocated assets				51,699
Total assets				94,314
Segment liabilities	32,313	755	1,534	34,602
Unallocated liabilities				5,803
				40,405
Capital expenditure				
Allocated				0
Unallocated				517
Depreciation				
Allocated	262	29	0	291
Unallocated				134
Amortisation				52

Secondary reporting format — geographical segments

The Group operates in two geographical areas:

(i) Hong Kong — Trading of home audio and video equipment and components and securities trading; and

(ii) Mainland China — Media businesses and provision of computer telephone integration engineering and IP related services.

There are no sales between the geographical segments.

	2005			
	Turnover *HK$'000*	Segment results *HK$'000*	Total assets *HK$'000*	Capital expenditure *HK$'000*
Hong Kong	**20,771**	**(1,098)**	**107,249**	**245**
Mainland China	**12,920**	**4,798**	**406,106**	**253,251**
	33,691	**3,700**	**513,355**	**253,496**
Interest in associated companies			**19,663**	
			533,018	

6. SEGMENT INFORMATION (Continued)

Secondary reporting format — geographical segments *(Continued)*

	2004			
	Turnover *HK$'000*	Segment results *HK$'000*	Total assets *HK$'000*	Capital expenditure *HK$'000*
Hong Kong	34,741	8,947	71,766	517
Main and China	3,889	(354)	6,865	—
	38,630	8,593	78,631	517
Interest in associated companies			15,683	
			94,314	

7. FINANCE COSTS

	Group	
	2005 ***HK$'000***	2004 *HK$'000*
Interest expenses on:		
Bank loan	**48**	—
Other loans	**—**	—
Interest accretion on convertible note	**3,069**	—
Amount due to a fellow subsidiary		
-- repayable within one year	**517**	396
-- wholly repayable within one to five years	**—**	2,167
	3,634	2,563

Loss before taxation is stated after crediting and charging the following:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Crediting		
Net other operating expenses including:		
Write-back of provision for inventory	–	116
Write-back of unrealised loss of short-term investments	–	3,946
VAT refund	–	323
Charging		
Cost of inventories sold	**26,233**	18,049
Cost of services provided	**826**	2,407
Depreciation	**295**	425
Auditors' remuneration	**2,316**	495
Operating lease rentals — land and buildings	**1,518**	703
Loss on sale of subsidiaries	–	836
Staff costs (excluding directors' remuneration, *note 12(a)*):		
Wages and salaries	**3,293**	2,099
Unutilised annual leave	–	19
Termination benefits	–	58
Long service payment	**344**	—
Contributions to defined Contribution Mandatory Provident fund:		
Current year	**102**	73
Underprovided in prior year	–	57
Amortisation of intangibles:		
Goodwill	–	52
Programmes and film rights	**5,265**	—
Write-off of inventories	–	112
Provision for impairment of trade receivables	**626**	—
Write-off of trade receivables	**30**	1,589
Loss on disposal of property, plant and equipment	–	47
Provision for deposit for investment in joint venture	–	2,468
Exchange (loss)/gain, net	**(2,205)**	124

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit of the year (2004: 17.5%). Taxation on profits outside Hong Kong has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the regions/countries in which the Group operates.

9. TAXATION *(Continued)*

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2005 *HK$'000*	2004 *HK$'000*
Loss before taxation	**(21,857)**	(8,839)
Calculated at a taxation rate of 17.5% (2004: 17.5%)	**(3,825)**	(1,547)
Effect of different rates in other countries	**(1,544)**	1,342
Income not subject to taxation	**(4,607)**	(3,550)
Expenses not deductible for taxation purposes	**5,833**	4,490
Unrecognised tax losses	**4,473**	357
Taxation charge	**330**	1,092

Deferred income tax assets are not unrecognised for tax losses carry forward to the extent that the realisation of the related tax benefit through the future taxable profits is not probable. As at 31st December 2005, the Group had unrecognised tax losses of approximately HK$277,959,000 (2004: HK$274,321,000) to carry forward against future taxable income of which HK$16,452,000 tax losses will expire in 2009. The rest are eligible for carrying forward indefinitely, subject to Inland Revenue Department approval.

10. LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The loss attributable to ordinary shareholders is dealt with in the accounts of the Company to the extent of HK$6,375,000 (2004: loss of HK$1,827,000).

11. LOSS PER SHARE

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005	2004
Loss attributable to equity holders of the Company *(HK$'000)*	**22,187**	9,931
Weighted average number of ordinary shares in issue *(thousands)*	**7,355,352**	3,274,293
Basic loss per share *(HK cents per share)*	**0.30**	0.30

Diluted

Diluted loss per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible note and share options. The convertible note is assumed to have been converted into ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

There were no potential ordinary shares from share options granted and from the convertible note at 31st December 2005. The conversion of all potential ordinary shares arising from share options granted by the Company and convertible note would have an anti-dilutive effect on the loss per share for the year ended 31st December 2005.

(a) Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2005	2004
	HK$'000	*HK$'000*
Fees:		
Non-executive directors:	**696**	471
Other emoluments:		
Executive directors:		
Basic salaries, housing benefits, other allowances and benefits in kind	**4,347**	2,305
Contributions to Mandatory Provident Fund	**35**	15
	5,078	2,791

(a) Directors' emoluments *(Continued)*

The remuneration of each Director for the year ended 31st December 2005 is set out below:

Name of Director	Fees	Salary	Discretionary bonuses	Others benefits	Employer's contribution to pension scheme	Total
Mr. Ko Chun Shun, Johnson	–	2,053	79	–	12	2,144
Mr. Dong Ping*	–	660	–	–	–	660
Mr. Shen Ka Yip, Timothy*	–	880	–	–	11	891
Mr. Tsoi Tong Hoo, Tony	120	600	75	–	12	807
Mr. Cheong Chow Yin	144	–	–	–	–	144
Mr. Wilton Timothy Carr Ingram	144	–	–	–	–	144
Dr. Wong Yau Kar, David	144	–	–	–	–	144
Mr. Yuen Kin	144	–	–	–	–	144

* Appointed in 2005

The remuneration of each Director for the year ended 31st December 2004 is set out below:

Name of Director	Fees	Salary	Discretionary bonuses	Others benefits	Employer's contribution to pension scheme	Total
Mr. Ko Chun Shun, Johnson	—	1,776	79	—	12	1,867
Mr. Tsoi Tong Hoo, Tony	—	450	—	—	3	453
Mr. Cheong Chow Yin	144	—	—	—	—	144
Mr. Wilton Timothy Carr Ingram	144	—	—	—	—	144
Dr. Wong Yau Kar, David	144	—	—	—	—	144
Mr. Yuen Kin	144	—	—	—	—	144

(a) **Directors' emoluments** *(Continued)*

(a) Other than as presented above, for 2004 and 2005 there were:

(i) no arrangement under which a director waived or agreed to waive any remuneration;

(ii) no emoluments were paid by the Group to the directors as an inducements to join or upon joining the Group, or as compensation for loss of office; and

(iii) no share options of the Company have been granted to directors.

(b) **Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group for the year include three (2004: two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the two (2004: three) individuals during the year are as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Basic salaries, housing benefits, other allowances and benefits in kind	**615**	862
Contributions to Mandatory Provident Fund	**24**	36
	639	898

The emoluments fell within the following bands:

	Group	
	2005	2004
Emolument bands		
HK$NIL— HK$1,500,000	**2**	3
HK$1,500,001 — HK$2,000,000	**—**	—
	2	3

13. PROPERTY, PLANT AND EQUIPMENT

	Group		
	Buildings outside HK *HK$'000*	Plant, equipment and other assets *HK$'000*	Total *HK$'000*
Cost			
At 1st January 2005	2,907	8,318	11,225
Additions	—	245	245
Write-offs	—	(76)	(76)
Disposal of subsidiaries *(note 32(b))*	(2,907)	—	(2,907)
At 31st December 2005	—	8,487	8,487
Accumulated depreciation			
At 1st January 2005	810	7,895	8,705
Charge for the year	19	276	295
Write-offs	—	(306)	(306)
Disposal of subsidiaries *(note 32(b))*	(829)	—	(829)
At 31st December 2005	—	7,865	7,865
Net book value:			
At 31st December 2005	—	622	622

	Group		
	Buildings outside HK	Plant, equipment and other assets	Total
	HK$'000	*HK$'000*	*HK$'000*
Cost			
At 1st January 2004	2,907	8,518	11,425
Additions	—	517	517
Write-offs	—	(367)	(367)
Disposals	—	(250)	(250)
Disposal of subsidiaries *(note 32(b))*	—	(100)	(100)
At 31st December 2004	2,907	8,318	11,225
Accumulated depreciation			
At 1st January 2004	696	8,169	8,865
Charge for the year	114	311	425
Write-offs	—	(367)	(367)
Disposals	—	(203)	(203)
Disposal of subsidiaries *(note 32(b))*	—	(15)	(15)
At 31st December 2004	810	7,895	8,705
Net book value:			
At 31st December 2004	2,097	423	2,520

Depreciation expense of HK$295,000 (2004: HK$425,000) has been expensed in administration expenses.

[illegible]

	Goodwill	Programmes and film rights	Programmes and film production in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2004				
Cost	2,075	—	—	2,075
Accumulated amortisation	(390)	—	—	(390)
Net book amount	1,685	—	—	1,685
Year ended 31st December 2004				
Opening net book amount	1,685	—	—	1,685
Disposal of subsidiaries	(1,633)	—	—	(1,633)
Amortisation expense *(Note 8)*	(52)	—	—	(52)
Closing net book amount	—	—	—	—
At 31st December 2004				
Cost	2,075	—	—	2,075
Accumulated amortisation	(442)	—	—	(442)
Disposal of subsidiaries	(1,633)	—	—	(1,633)
Net book amount	—	—	—	—
Year ended 31st December 2005				
Opening net book amount	—	—	—	—
Acquisition of subsidiary *(Note 32(c))*	189,798	—	—	189,798
Additions *(Note 36(ii))*	—	50,591	12,862	63,453
Adjustment to translation reserve	—	(29)	—	(29)
Amortisation expense	—	(5,265)	—	(5,265)
Closing net book amount	189,798	45,297	12,862	247,957

	Goodwill	Programmes and film rights	Programmes and film production in progress	Total
	HK$'000	HK$'000	HK$'000	HK$'000
At 31st December 2005				
Cost	189,798	50,562	12,862	253,222
Accumulated amortisation	—	(5,265)	—	(5,265)
Net book amount	189,798	45,297	12,862	247,957

In 2004, positive goodwill not already recognised directly in reserves was amortised on a straight-line basis over twenty years. The amortisation of positive goodwill for the year ended 31st December 2004 was included in "other operating expenses" in the consolidated income statement.

As explained further in note 2e(i), with effect from 1st January 2005 the Group no longer amortises goodwill. In accordance with the transitional provision set out in HKFRS 3, the accumulated amortisation of goodwill as at 1st January 2005 has been eliminated against the cost of goodwill as at that date.

Amortisation of HK$5,265,000 (2004: nil) is included in the cost of sales.

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group's cash-generating units (CGU) identified according to country of operation and business segment as follows:

	2005	2004
	HK$'000	*HK$'000*
Media related businesses — Mainland China	**189,798**	—

Media related businesses — Mainland China

The recoverable amount of the CGU is determined on value in use basis. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimate rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

14. INTANGIBLE ASSETS *(Continued)*

Media related businesses — Mainland China *(Continued)*

Key assumptions used for value in use basis:

	2005	2004
	%	%
— Gross margin	**27**	N/A
— Growth rate	**0**	N/A
— Discount rate	**15**	N/A

Management determined the budgeted gross margin based on past performance and its expectation for market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant segments.

15. INVESTMENTS IN SUBSIDIARIES

	Company	
	2005	2004
	HK$'000	*HK$'000*
Unlisted shares at cost	**193,018**	193,018
Provision for impairment loss	**(140,000)**	(140,000)
	53,018	53,018
Amount due from subsidiaries — non-current	**372,619**	—
	425,637	53,018

The balances with subsidiaries are unsecured, interest-free and are not repayable within one year.

Particulars of the principal operating subsidiaries are set out in note 40 to the accounts.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Beginning of the year	**7,660**	8,240
Share of losses of associated companies	**(8,223)**	(14,869)
Net gain on dilution of interests in an associated companies	**10,637**	14,289
Share of proceed from employee share option scheme	**1,566**	—
Share of net assets	**11,640**	7,660
Goodwill on acquisition of associated companies less amortisation	**8,023**	8,023
	19,663	15,683
Market value of listed investments	**173,378**	164,312
Investments at cost:		
Listed shares, in Hong Kong	**276,514**	276,514
Unlisted shares, in the PRC	**1,636**	1,636
	278,150	278,150

[illegible] ASSOCIATED [illegible] (Continued)

The principal associated companies at 31st December 2005 are as follows:

Name	Place of incorporation and kind of legal entity	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2005	Interest held indirectly 2004	Principal activities and place of operation
(i) DVN GROUP					
DVN (Holdings) Limited	Bermuda, limited company	HK$58,283,849 ordinary	**19.45%**	21.95%	Investment holding
DVN (Group) Limited	British Virgin Islands, limited company	US$10 ordinary US$15,000,000 preference	**19.45%**	21.95%	Investment holding
DVN (Management) Limited	Hong Kong, limited company	HK$2 ordinary	**19.45%**	21.95%	Provision of administrative services in Hong Kong
DVN Technology Limited	Hong Kong, limited company	HK$2 ordinary	**19.45%**	21.95%	Design, integration and installation of digital broadcasting equipment and development of related software and products in Hong Kong and Southeast Asian countries
Telequote Date International Limited	Hong Kong, limited company	HK$10,000 ordinary	**19.42%**	21.95%	Provision of International financial market information and selective consumer date in Hong Kong
DVN Technology (Shenzhen) Co. Limited	People's Republic of China, wholly-owned foreign investment enterprise	HK$3,000,000	**19.42%**	21.95%	Development of hardware and software in relation to digital broadcasting in PRC
DVB Technology (Suzhou) Company Limited	People's Republic of China, equity joint venture	RMB100,000,000	**13.59%**	15.37%	Trading of digital broadcasting equipment and related products in products in PRC

(Continued)

Name	Place of incorporation and kind of legal entity	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2005	2004	Principal activities and place of operation
(i) DVN GROUP *(Continued)*					
Digital Video Networks Company Limited	People's Republic of China, wholly-owned foreign investment enterprise	US$7,000,000	**19.42%**	21.95%	Design, integration and installation of digital broadcasting equipment and development of related software and products in the PRC
(ii) 北京電發網博科技有限公司					
北京電發網博科技有限公司	People's Republic of China, co-operative joint venture	US$5,000,000	**35.00%**	21.95%	Provision of IP Telephone services co-operative joint venture

(*) Chinese name translated to English is for identification purpose only

Extracts of the operating results and financial position of the DVN Group, a major associated company of the Group, which are based on their audited accounts for the year ended 31st December 2005, are as follows:

Operating results for the year

	2005 **HK$'000**	2004 HK$'000 (restated)
Turnover	**304,618**	169,236
Loss for the year	**39,734**	61,569

13. [illegible] *(Continued)*

Summary of consolidated balance sheet as at 31st December

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Fixed assets	**20,404**	36,343
Intangible assets	**30,880**	28,075
Investment in a jointly controlled entity	**6,410**	6,685
Minority interests	**(117,761)**	(117,761)
Shareholders' equity	**173,543**	146,651
Interest in associated companies	**6,682**	—
Available-for-sale financial assets	**956**	956
Current assets	**339,576**	210,426
Current liabilities	**(231,321)**	(135,754)
Non current liability	**(44)**	(80)
Minority interests	**(117,761)**	(117,761)
Shareholders' equity	**55,782**	28,890

The Company has a 50% interest in a jointly controlled entity, Asia Union Film and Media, an unlisted company incorporated in the PRC, which provides investment in television drama and film production and advertising production in the PRC.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets	**(11,672)**	—
Loan to a jointly controlled entity	**67,802**	—
	56,130	—

The non-current portion of the amount due from jointly controlled entity is unsecured, interest bearing at prevailing market rates and not repayable in the coming twelve months.

The consolidated accounts of the jointly controlled entity at 31st December 2005 were as follows.

	Group
	2005
	HK$'000
Assets:	
Non-current assets	**280,444**
Current assets	**66,541**
	346,985
Liabilities:	
Current liabilities	**(303,935)**
Long-term liabilities	**(143,329)**
	(447,264)
Net liabilities	**(100,279)**

[illegible] *(Continued)*

	Period from 1st June 2005 to 31st December 2005
	HK$'000
Income	58,343
Expenses	(117,141)
Loss for the period	(58,798)

The principal jointly controlled entity companies at 31st December 2005 are as follows:

Name	Place of incorporation and kind of legal entity	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2005	Interest held indirectly 2004	Principal activities and place of operation
(i) AUFM GROUP					
Asia Union Film and Media *(*)*	People's Republic of China, limited liability company	RMB120,000,000	**49%**	—	Investment in television drama and film production and advertising production, in the PRC
Hai Nan Haishi Tourist Satellite TV Media Co., Ltd *(*)*	People's Republic of China, limited liability company	RMB115,963,100	**24.01%**	—	Production and editing of television programs for the Travel Channel, in the PRC
Beijing Ying Shi Film & Television Art Limited Liability Company *(*)*	People's Republic of China, limited liability company	RMB500,000	**29.40%**	—	Television Drama production in the PRC
Beijing Hua Yi Qian Si Advertising Company Limited *(*)*	People's Republic of China, limited liability company	RMB5,000,000	**26.95%**	—	Advertisement production in the PRC
Beijing Hua Yi Shan He Shui Advertising Company Limited *(*)*	People's Republic of China, limited liability company	RMB1,020,000	**24.99%**	—	Advertisement production in the PRC

* Chinese name translated to english is for identification purpose only.

	Group
	2005
	HK$'000
Beginning of the year — reclassified from other assets	2,065
Opening adjustment on adoption of HKAS 39	120
	2,185
Less: Disposal on sale of subsidiary	(1,825)
End of year	360

	Group
	2005
	HK$'000
Investment in preference shares represent:	
Beginning of the year — reclassified from investment securities	36,000
Opening adjustment due to the adoption of HKAS 39	25,139
	61,139
Split into:	
— Available-for-sale portion	48,750
— Derivative portion	12,389
	61,139
Changes in fair value of derivative portion	2,439
End of year	63,578

19. INVESTMENT IN PREFERENCE SHARES AND PREFERENCE DIVIDEND RECEIVABLE

(Continued)

Investment represents 15,000,000 non-voting exchangeable preference shares of DVN (Group) Limited, an associated company. These preference shares are exchangeable, after current year adjustment, to approximately 28,147,700 ordinary shares of DVN, a listed associated company, at an adjusted conversion price of HK$4.13 per share, and are subject to adjustment. Fixed cumulative cash dividend on preference shares is receivable at a rate of 5% per annum on the nominal value amount of each preference share for each year.

	Group
	2005
	HK$'000
Preference dividend receivable represents:	
Preference shares receivable	21,797
Opening adjustment due to adoption of HKAS 39	(2,081)
	19,716
Additions	5,036
Repayments	(2,000)
Fair value loss	(176)
	22,576
Less: current portion	(7,680)
Non-current portion	14,896

Dividend income receivable represents cumulative dividend from DVN (Group) Limited Preference shares, calculated based on the discounted cashflow on the expected date of receipt of payment.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Listed shares, at costs		
— outside Hong Kong	–	23,414
Unlisted shares, at costs		
— outside Hong Kong	–	143,508
	–	166,922
Less: Provision for impairment loss		
— listed shares	–	23,414
— unlisted shares	–	107,508
	–	130,922
	–	36,000
Market value of listed investment	–	1,287

Pursuant to the adoption of HKAS 39, the above equity securities were reclassified from "Investment Securities" to "Investment in Preference Shares" splitted between available-for-sale portion and derivative portion, with effect from 1st January 2005 *(note 19)*.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Club debentures	–	2,065

Pursuant to the adoption of HKAS 39, the above equity securities were reclassified from "Other Assets" to "Available-for-sale financial assets" with effect from 1st January 2005 *(note 18)*.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Finished goods	**10**	105

At 31st December 2005, the carrying amount of inventories that are stated at net realised value amounted to HK$10,000 (2004: HK$105,000).

At 31st December 2005, the aging analysis of trade receivables is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
0 — 3 months	**1,091**	1,125
4 — 6 months	**86**	85
Over 6 months	**—**	477
	1,177	1,687

The majority of the Group's sales are on credit with credit terms of 30-90 days. The balance is with one customer, who has demonstrated good credit history in the past years.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Equity securities:		
Listed in Hong Kong	**12,000**	—

Changes in fair values of other financial assets at fair value through profit or loss are recorded in other gain/(losses) in the financial statements.

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Prepayment, deposits and other receivables	**20,964**	305	**1**	1
Amounts due from subsidiaries of the jointly controlled entity *(note a)*	**4,742**	—	**—**	—
	25,706	305	**1**	1

Note:

a. Amounts due from subsidiaries of the jointly controlled entity is interest free, unsecured and repayable on demand.

At 31st December 2005, the aging analysis of trade payables is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
0 — 3 months	**—**	18
4 — 6 months	**1**	—
Over 6 months	**33**	320
	34	338

[illegible]

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Deposits received, accrued charges and other payables	**5,615**	2,178	**1,061**	155
Amount due to a fellow subsidiary *(note (i))*	**18**	24,705	**–**	—
Amount due to an associated company *(note (ii))*	**470**	335	**–**	—
Amount due to a subsidiary of the jointly controlled entity *(note (iii))*	**6,237**	—	**–**	—
Provision for legal fees and settlement of legal dispute	**–**	6,757	**–**	—
	12,340	33,975	**1,061**	155

(i) The amount due to a fellow subsidiary at 31st December 2005 bears interest at Hong Kong dollar prime rate plus 2.5% per annum, unsecured and is repayable on demand.

(ii) The amount due to an associated company is unsecured, interest-free and has no fixed repayment term.

(iii) The amount due to a related company is unsecured, interest free and repayable on demand.

[illegible] LOANS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Wholly repayable within one year:		
Bank loan	**8,621**	—
Other loan	**6,137**	—
	14,758	—

The bank loan is interest bearing at 4.698% per annum, unsecured and repayable on 30th April 2006.

The other loan is interest bearing at 6% per annum, unsecured and repayable on demand.

On 31st May 2005, the Company issued a convertible note of HK$104.0 million ("First Tranche Convertible Note") which can be converted into 2,122,136,612 ordinary shares at a conversion price of HK$0.049 per share, as part of the consideration to acquire 100% equity interest in Anglo Alliance Co., Ltd. The terms of the First Tranche Convertible Note are disclosed in Note 35.

The net proceeds received from the issue of the convertible notes have been split between the liability and equity portion, as follows:

	Group and the Company	
	2005	2004
	HK$'000	*HK$'000*
Nominal value of convertible note issued during the year	**103,985**	—
Equity portion	**(29,984)**	—
Liability portion at the issuance date	**74,001**	—
Interest accretion	**3,069**	—
Liability portion at 31st December	**77,070**	—

The fair value of the liability portion of the convertible note at 31st December 2005 approximates to their fair values. The fair value is calculated using cash flows discounted at a rate of 7.04% per annum, based on the yield of bonds issued in US dollar with a rating of B, whose maturity is 4 to 6 years.

The residual amount, representing the value of equity component, is included in Shareholders' equity in other reserves.

	Authorised				
	Preference shares of HK$0.01 each		Ordinary shares of HK$0.01 each		Total
	No. of shares		No. of shares		
	'000	*HK$'000*	*'000*	*HK$'000*	*HK$'000*
At 1st January 2004 and 31st December 2004	240,760	2,408	5,000,000	50,000	52,408
At 1st January 2005 and 31st December 2005	240,760	2,408	30,000,000	300,000	302,408

	Issued and fully paid				
	Preference shares of HK$0.01 each		Ordinary shares of HK$0.01 each		Total
	No. of shares		No. of shares		
	'000	*HK$'000*	*'000*	*HK$'000*	*HK$'000*
At 1st January 2004 and 31st December 2004	240,760	2,408	3,274,293	32,743	35,151
At 1st January 2005	240,760	2,408	3,274,293	32,743	35,151
Issue of shares on placing *(i)*	—	—	654,850	6,549	6,549
Issue of shares on acquisition of a subsidiary company *(ii)*	—	—	5,746,571	57,465	57,465
Conversion of preference shares	(240,760)	(2,408)	240,760	2,408	—
At 31st December 2005	—	—	9,916,474	99,165	99,165

Ordinary shares

During the year, the Company issued ordinary shares as follows:

(i) On 22nd February 2005, the Company entered into a placing and subscription agreement where a total of 654,850,000 ordinary shares were issued at an issue price of HK$0.12 per share raising net proceeds of about HK$76 million.

(ii) On 31st May 2005, the Company completed the acquisition of 100% equity interest in Anglo Alliance Co., Ltd and its subsidiaries ("Anglo Alliance Group"), for an initial consideration of HK$262.7 million which was satisfied by the issuance of 3,046,570,871 ordinary shares and 2,700,000,000 ordinary shares at an issue price of HK$0.049 and HK$0.042 per share respectively, *(note 35)*.

Convertible notes

On 31st May 2005, the Company issued HK$104.0 million First Tranche Convertible Note (as defined in note 35) which can be converted into 2,122,136,612 ordinary shares of the Company at a conversion price of HK$0.049 per share *(note 29 and 35)*.

Preference shares

Preference shareholders were entitled to convert a specific number of their preference shares into ordinary shares of the Company on a one-for-one basis (subject to adjustments) during the specified periods. The preference shareholders were also entitled to receive a non-cumulative cash dividend which would be paid at the same rate and at the same time as any dividend declared by the Company in respect of the ordinary shares.

All preference shares were converted into ordinary shares in February 2005.

Share option

Pursuant to the 10-year term share option scheme ("Option Scheme") adopted by the Company on 30th July 2002, the Company can grant options to Qualified Persons for a consideration of HK$1.00 for each grant payable by the Qualified Persons to the Company. The total number of the shares issued and to be issued upon exercise options granted to each Qualified Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the shares then in issue. Unless with shareholders' approval, the maximum number of share options that can be granted 277,429,315 shares, representing 10% of the total number of shares in issue at the time the option scheme was adopted.

(Continued)

Share option *(Continued)*

Subscription price in relation to each option pursuant to the Option Scheme shall not be less than the higher of (i) the closing price of the shares as stated in Stock Exchange's daily quotation sheets on the date on which the option is offered to a Qualified Person; or (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the 5 trading days immediately preceding the date of offer; or (iii) the nominal value of the shares of the Company. There shall be no minimum holding period for the vesting or exercise of the options and the options are exercisable within the option period as determined by the Board of directors of the Company.

Movement of share options during the year:

Date of Share Options Granted	Number of share options outstanding as at 1st January 2005	Number of share options granted during the year	Number of share options cancelled/ lapsed during the year	Number of share options exercised during the year	Number of share options outstanding as at 31st December 2005	Exercise period	Exercise price per share *HK$*
1/12/2004	277,400,000	–	–	–	277,400,000	1/1/2005 to 31/12/2009	0.054
	277,400,000	–	–	–	277,400,000		

Group

	Share Premium	Merger Reserve	Fair Value Revaluation Reserve	Capital Reserve	Currency Translation Reserve	Interests in Associated Companies	Accumulated Losses	Total	Minority interests	Total equity
Balance at 1st January 2004	172,353	860,640	–	–	(171)	–	(1,004,133)	28,689	–	28,689
Loss for the year	–	–	–	–	–	–	(9,931)	(9,931)	–	(9,931)
Balance at 31st December 2004	172,353	860,640	–	–	(171)	–	(1,014,064)	18,758	–	18,758
Balance at 1st January 2005, as per above	172,353	860,640	–	–	(171)	–	(1,014,064)	18,758	–	18,758
Opening adjustment for the adoption of HKAS 39 for Available-for-sale financial assets	–	–	120	–	–	–	–	120	–	120
Opening adjustment for the adoption of HKAS 39 for Preference Dividend Receivable	–	–	–	–	–	–	(2,081)	(2,081)	–	(2,081)
Opening adjustment for the adoption of HKAS 39 for Preference Shares	–	–	–	–	–	–	25,139	25,139	–	25,139
Balance at 1st January 2005, as restated	172,353	860,640	120	–	(171)	–	(991,006)	41,936	–	41,936
Loss for the year	–	–	–	–	–	–	(22,187)	(22,187)	–	(22,187)
Issue of shares — placing	69,639	–	–	–	–	–	–	69,639	–	69,639
Issue share capital — business combination	205,216	–	–	–	–	–	–	205,216	–	205,216
Convertible note — equity component, net of tax	–	–	–	29,984	–	–	–	29,984	–	29,984
Translation exchange	–	–	–	–	1,529	–	–	1,529	–	1,529
Movement in reserves of an associated companies	–	–	–	–	–	1,566	–	1,566	–	1,566
Balance at 31st December 2005	447,208	860,640	120	29,984	1,358	1,566	(1,013,193)	327,683	–	327,683

Company

	Share premium (ii) HK$'000	Convertible note HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st January 2004	172,353	—	(146,044)	26,309
Loss for the year	—	—	(1,827)	(1,827)
At 31st December 2004	172,353	—	(147,871)	24,482
At 1st January 2005	172,353	—	(147,871)	24,482
Issue of shares on placing	69,639	—	—	69,639
Acquisition of an associated company	205,216	—	—	205,216
Convertible note — equity component, net of taxes	—	29,984	—	29,984
Loss for the year	—	—	(6,375)	(6,375)
At 31st December 2005	447,208	29,984	(154,246)	322,946

Notes:

(i) The merger reserve of the Group derives from the difference between the nominal value of the Company's shares issued to acquire the issued share capital of Universal Appliances Limited pursuant to the group reorganisation in 2002, and the consolidated net asset value of Universal Appliances Limited so acquired. Under the Companies Law (2003 Revision) (Cap. 22) of the Cayman Islands, the merger reserve is distributable to shareholders under certain prescribed circumstances.

(ii) The share premium of the Company represents the excess of the fair value of the investment shares over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Law (2003 Revision) (Cap. 22) of the Cayman Islands, a company may make distributions to its members out of the share premium in certain circumstances.

(a) **Reconciliation of operating profit/(loss) from ordinary activities to net cash inflow/(outflow) from operations**

	2005	2004
	HK$'000	*HK$'000*
Loss before taxation	**(21,857)**	(8,839)
Share of loss of jointly controlled entity	**13,700**	—
Share of loss of associated companies	**8,223**	14,869
Interest income	**(104)**	(36)
Depreciation	**295**	425
Provision for the deposit for investment in joint venture	**—**	2,468
Amortisation of intangible assets	**5,265**	52
Unrealised gain on financial assets at fair value through profit or loss	**(2,000)**	—
Disposal of fixed assets	**—**	47
Loss on disposal of subsidiaries	**—**	836
Preference dividend income	**(5,036)**	—
Finance costs	**3,634**	2,563
Changes in fair value of preference shares	**(2,439)**	—
Write-back on fixed asset disposal	**(230)**	—
Net gain on dilution of interest in an associated company	**(10,637)**	(14,289)
Operating loss before working capital changes	**(11,186)**	(1,904)
Decrease in amounts due to associated companies	**—**	(91)
Decrease in short-term investments	**—**	4,605
Decrease in inventories	**95**	796
Increase in amount due from a jointly controlled entity	**(113,003)**	—
(Increase)/decrease in trade receivables, prepayments, deposits and other receivables	**(22,738)**	26,772
Decrease in trade payables, other payables and accrued liabilities	**(21,936)**	(12,605)
Net cash (outflow)/inflow from operations	**(168,768)**	17,573

(b) **Sale of subsidiaries**

Details of disposal of subsidiaries:

	2005	2004
	HK$'000	*HK$'000*
Net assets disposed of:		
Fixed assets	**2,078**	85
Other assets	**1,825**	—
Deposits, prepayments and other receivables	**1**	161
Cash and bank balances	**3**	20
Accrued liabilities and other payables	**(3)**	(1,062)
	3,904	(796)
Write-off of unamortised goodwill	**—**	1,633
Loss on disposal	**—**	(836)
	3,904	1
Represented by:		
Cash consideration	**3,904**	1
Cash and cash equivalents disposed of	**(3)**	(20)
cash inflow/(outflow) from disposal of subsidiaries		
	3,901	(19)

(c) Acquisition of interests in subsidiaries

Details of acquisition of interests in subsidiaries:

	2005
	HK$'000
Net assets acquired:	
Investment in a jointly controlled entity	17,549
Amount due from a jointly controlled entity	160,937
Deposits, prepayments and other receivables	2,154
Cash and bank balances	2,000
Tax liabilities	(97)
	182,543
Goodwill	189,798
	372,341
Satisfied by:	
Consideration payable	
Issue of shares	(262,681)
Convertible note	(103,985)
Cash	5,675
Cash and cash equivalents in subsidiaries acquired	(2,000)
Cash outflow on acquisition	3,675

The Group and the Company had no material contingent liability as at 31st December 2005 (2004: HK$nil).

(a) Commitments under operating leases

At 31st December 2005, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings	
	2005	2004
	HK$'000	*HK$'000*
Not later than one year	**577**	313
Later than one year and not later than five years	**50**	—
	627	313

	Equipment	
	2005	2004
	HK$'000	*HK$'000*
Not later than one year	**14**	
Later than one year and not later than five years	**56**	—
	70	—

(b) The Group and the Company had no material capital commitments at 31st December 2005 (2004: HK$Nil).

(c) The Group and the Company entered into an agreement dated 31st May 2005 to acquire 100% equity interest in Anglo Alliance Co., Ltd. and its subsidiaries ("Anglo Alliance Group'). As part of the consideration for the acquisition of Anglo Alliance Group, the Company will issue, under certain conditions, the Second Tranche Convertible Note of up to HK$183.3 million to the vendor *(note 35 (2b))*.

On 31st May 2005, the Company completed the acquisition of 100% equity interest in Anglo Alliance Co., Ltd and its subsidiaries ("Anglo Alliance Group"), which in turn holds 50% interest of Asia Union Film and Media and its subsidiaries ("AUFM Group"), for a maximum consideration of HK$550 million, of which:

(1) HK$262.7 million was satisfied by the issuance of 3,046,570,871 ordinary shares and 2,700,000,000 shares at an issue price of HK$0.049 and HK$0.042 per share respectively, and

(2) the remaining of HK$287.3 million, was and will be satisfied as follows:

a. HK$104.0 million was satisfied by issuing a convertible note ("First Tranche Convertible Note") which can be converted into 2,122,136,612 ordinary shares at a conversion price of HK$0.049 per share on the date of issue, and

b. HK$183.3 million may be satisfied by issuing a convertible note ("Second Tranche Convertible Note") which could be converted into 3,741,496,591 ordinary shares at a conversion price of HK$0.049 per share on the date of issue.

The issuance of Second Tranche Convertible Note is conditional and will only be issued, subject to adjustments, if the audited net profit of the Anglo Alliance Group for 12 months period commencing from the completion date (i.e. 31st May 2005) is more than HK$40 million. The amount of the Second Tranche Convertible Note to be issued will be calculated on a prorate basis of the maximum amount of HK$183.3 million of the note that can be issued, times the difference between the excess of the actual audited net profit earning during the 12 months period greater than HK$40 million (up to the maximum of HK$60 million) over HK$20 million (being the difference between the maximum and minimum audited net profit of HK$60 million and HK$40 million, respectively).

Maturity date:

The First Tranche Convertible Note and the Second Tranche Convertible Note will mature on 31st May 2010, being the fifth anniversary of the date of completion of the acquisition of Anglo Alliance Group provided that the accumulated net profit after tax and extraordinary items of the Anglo Alliance Group from 31st May 2005, the date of completion up to the fifth anniversary of the date of completion shall not be less than the aggregate of approximately HK$366.7 million *(see above note (1) and note (2)(a) above)* ("Basic Consideration") and HK$183.3 million *(see note (2)(b) above)* ("Further Consideration"), assuming the maximum amount of the Second Tranche Convertible Note is issued in full.

[illegible] *(Continued)*

(2) the remaining of HK$287.3 million, was and will be satisfied as follows: *(Continued)*

Maturity date: *(Continued)*

In the event that the above proviso is not fulfilled, the maturity date shall be the date falling on the fifth business day after the issuance of the financial statements for a financial year in which the accumulated net profit after tax and extraordinary items of the Anglo Alliance Group from the date of completion up to that financial year shall be more than or equal to aggregate amount of the Basic Consideration and the Further Consideration.

Both convertible notes can be converted into new shares in whole or in part at any time after issue of the convertible note.

Interest:

Both the First Tranche Convertible Note and the Second Tranche Convertible Notes are interest free up to the fifth anniversary of the date of completion of the UHL SP agreement and thereafter bear interest at a rate equal to the prime rate quoted by the Hongkong and Shanghai Banking Corporation.

Transferability:

Both the First Tranche Convertible Note and the Second Tranche Convertible Notes will not be listed on any stock exchange but will be freely transferable in whole or in part.

The acquired business contributed revenues of HK$10,359,233 and net profit of HK$9,334,863 to the Group for the period from 1st March 2005 to 31st December 2005. If the acquisition had occurred on 1st January 2005, Group revenue would have been HK$33,691,000 and loss before allocations would have been HK$22,181,000.

Details of net assets acquired and goodwill are as follows:

	HK$'000
Purchase consideration:	
— Consideration payable	
Issue of shares	262,681
Convertible note	103,985
— Direct costs relating to the acquisition	5,675
Total purchase consideration	372,341
Fair value of net assets acquired — shown below	182,543
Goodwill *(Note 14)*	189,798

The goodwill is attributable to the future expected profitability of the acquired business and the significant synergies expected to arise after the Group's acquisition of the media business in Beijing.

The fair value of the shares issued was based on the published share price.

The assets and liabilities arising from the acquisition are as follows:

	Aggregated fair value HK$'000	Acquirees' aggregated carrying amount HK$'000
Cash and cash equivalents	2,000	2,000
Amount due from a jointly controlled entity	160,937	160,937
Investment in a jointly controlled entity	17,549	17,549
Trade receivables, deposits, prepayment and other receivables	2,154	2,154
Taxation	(97)	(97)
Net assets acquired	182,543	182,543
Purchase consideration paid up to 31st December 2005	(5,675)	
Cash and cash equivalents of acquisition of subsidiaries	2,000	
Net cash outflow in respect of acquisition of subsidiaries	(3,675)	

There were no acquisitions during the year ended 31st December 2004.

36. RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

(i) Year-end balances arising from advancement of funds

(a)

	2005 **HK$'000**	2004 *HK$'000*
Payables to a fellow subsidiary — non-current	—	5,000
Payables to a fellow subsidiary — current	**18**	24,705
Amount due to an associated company *(note 27)*	**470**	335
Amount due to a subsidiary of the jointly controlled entity *(note 27)*	**6,237**	—

(1) During the year, the maximum amount of advances due to a wholly owned subsidiary of Kwan Wing was approximately HK$29 million (2004: HK$34 million) *(note 27)*.

The balance due to the above-mentioned fellow subsidiary is unsecured, bears interest at Hong Kong dollar prime rate plus 2.5% per annum and has no fixed terms of repayment. The total interest paid on the advances for the year ended 31st December 2005 amounted to HK$517,000 (2004: HK$2,563,000).

(2) The amounts due to an associated company is unsecured, interest free and has no fixed repayment term *(note 27)*.

(3) The amounts due to a subsidiary of the jointly controlled entity is unsecured, interest free and has no fixed repayment term *(note 27)*.

(b)

	2005 **HK$'000**	2004 *HK$'000*
Amount due from a related party - current	**4,742**	—

The amounts due from a related party is interest free, unsecured and has no fixed repayment term.

(ii) Related party transactions

During the year, the Group entered into the following related party transactions with a jointly controlled entity:

	2005 **HK$'000**
Purchase of programs and film rights	**34,574**
Purchase of revenue receivable rights of certain programs and films	**17,252**
Purchases of investment in a film	**12,561**

(iii) Amount due from a jointly controlled entity is unsecured, interest bearing at prevailing market rates and repayable on demand.

(iv) Key management compensation

Remuneration for key management personnel, including amounts paid to the Company's directors is disclosed in note 12(a) and certain of the highest paid employees is disclosed in note 12(b).

On 1st January 2006, a subsidiary of the Company acquired 100% interests of Beijing HuaYi Qian Si Advertising Company Limited ("Qian Si") for a consideration of RMB2,750,000. Qian Si was originally a 55% owned subsidiary of AUFM, a jointly controlled entity of the Group. Qian Si is principally engaged in the advertising agency business.

The directors of the Company consider Kwan Wing Holdings Limited, incorporated in British Virgin Islands, as being the ultimate holding company.

The accounts were approved by the board of directors on 26th April 2006.

The table below lists out the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Name	Place of incorporation and kind of legal entity	Nominal value of issued ordinary share/ registered capital	Interest held	Principal activities and place of operation
Anglo Alliances Co. Ltd	British Virgin Islands, limited company	US$2 ordinary	100%	Investment holding
Beijing E-Pay Net Technology Co. Ltd.	PRC, co-operative joint venture	US$2,680,000 ordinary	70%	Provision of communication Services in the PRC
Beijing Jiya Telecommunication Engineering Co Ltd	PRC, co-operative joint venture	US$2,680,000 ordinary	70%	Provision of computer telephony integration engineering service in the PRC
Barnwell Enterprises Limited	Hong Kong, limited company	HK$2 ordinary	100%	Administrative services in Hong Kong
Beijing Hua Yi Hao Ge Media Culture Co., Ltd.(*)	PRC, co-operative joint venture	RMB30,000,000	98%	Investment holding

40. PARTICULARS OF [illegible] *(Continued)*

Name	Place of incorporation and kind of legal entity	Nominal value of issued ordinary share/ registered capital	Interest held	Principal activities and place of operation
Global Assets Limited	Hong Kong, limited company	HK$5,000,000 ordinary	100%	Group treasury and trading of audio and video equipments and components in Hong Kong
Million Way Enterprises Limited	British Virgin Islands, limited company	US$1 ordinary	100%	Investment holding
Netbroad Communication Limited	British Virgin Islands, limited company	HK$1 ordinary	100%	Investment holding
Orient Venture Limited	Hong Kong, limited company	HK$2 ordinary	100%	Investment holding
Prime Pacific International Limited	British Virgin Islands, limited company	US$50,000 ordinary	67%	Investment holding
Smoothline Limited	Hong Kong, limited company	HK$7,500,000 ordinary	100%	Design, manufacturing and marketing of telecommunication products — inactive
Super China Development Limited	British Virgin Islands, limited company	US$1 ordinary	100%	Investment holding
Universal Appliances Limited	Hong Kong, limited company	HK$499,373,000 ordinary HK$43,337,000 Preference	#100%	Investment holding

 # Shares held directly by the Company

** Chinese name translated to English is for identification purpose only.*

Except for Barnwell Enterprises Limited and Global Assets Limited, all other statutory accounts for year ended 31st December 2005 are not audited by PricewaterhouseCoopers.

Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited accounts and restated/reclassified as appropriate, are summarised below.

	2005	2004	2003	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
Continuing operations	**33,691**	38,630	30,011	51,791	128,875
Loss before tax	**(21,857)**	(8,839)	(69,851)	(171,355)	(165,710)
Taxation	**(330)**	(1,092)	(195)	—	—
Minority interests	—	—	—	76,252	27,306
Loss attributable to shareholders	**(22,187)**	(9,931)	(70,046)	(95,103)	(138,404)

	2005	2004	2003	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property, plant and equipment	**622**	2,520	2,560	6,030	83,520
Intangible assets	**247,957**	—	1,685	2,249	59,453
Interests in a jointly controlled entity	**56,130**	—	—	—	10,901
Interests in associated companies	**19,663**	15,348	15,837	39,742	—
Preference dividend receivable — non-current portion	**14,896**	—	—	—	—
Available for sale financial assets	**360**	—	—	—	—
Investment in preference shares	**63,578**	—	—	—	—
Investment securities	**–**	36,000	36,000	80,508	55,662
Other assets	**–**	2,065	4,533	6,169	64,353
Current assets	**129,812**	38,046	72,653	38,643	304,180
Total assets	**533,018**	93,979	133,268	173,341	578,069
Current liabilities	**29,100**	35,070	59,428	32,803	190,851
Long-term liabilities	**77,070**	5,000	10,000	21,216	50,715
Total liabilities	**106,170**	40,070	69,428	54,019	241,566
Minority interests	**–**	—	—	—	120,752
Net assets	**426,848**	53,909	63,840	119,322	215,751

Notes to the five year summary:

(1) The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1st January 2005. Information on the changes in accounting policies resulting from inital application of these new and revised HKFRSs is provided in the financial statements. Figures for 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions. Earlier years have not been restated. The new accounting policies are not adopted retrospectively.

Universal Holdings Limited

目錄

公司資料	2
主席報告	3
管理層討論及分析	5
企業管治報告	9
董事會報告	20
核數師報告	30
綜合收益表	31
綜合資產負債表	32
資產負債表	33
綜合現金流轉表	34
綜合權益變動表	35
賬目附註	36
財務概要	100

董事會

主席
高振順先生

執行董事
董平先生
沈嘉奕先生

非執行董事
張釗榮先生
蔡東豪先生

獨立非執行董事
Wilton Timothy Carr Ingram先生
黃友嘉博士
袁健先生

公司秘書

陳錦坤先生

核數師

羅兵咸永道會計師事務所
執業會計師

往來銀行

恒生銀行

律師

麥堅時律師行

註冊辦事處

Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

香港主要營業地點

香港
金鐘
夏慤道16號
遠東金融中心4306-07室

香港股份過戶登記處

登捷時有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心
26樓

網站

www.uhl.com.hk

業務方針

本人謹代表友利控股有限公司，欣然宣佈本公司及其附屬公司（「本集團」）截至二零零五年十二月三十一日止年度的全年業績報告。

去年，本集團成功過渡轉型期。在從事家用影音器材之貿易及提供互聯網電話及相關服務的同時，本集團亦洞悉到中國媒體行業潛在的龐大商機。因此，本集團收購Anglo Alliance（其主要資產為於北京保利華億傳媒文化有限公司（「保利華億」）之50%權益）之全部已發行股本，正式進軍中國正高度增長之媒體業務。

中國政府計劃解除對傳媒行業的管制促使本集團鋭意進軍此迅速增長的市場。國內媒體市場的消費者數目龐大，消費力更趨強勁，本集團預期此行業將錄得重大增長，市場對媒體內容的需求亦將非常殷切。過往，中國的媒體行業一直受到嚴謹的規管，但隨著中國加入世貿，媒體已逐步開放，讓私營機構亦有機會參與其中。中國媒體行業開放對任何行業參與者均非常有利，更有助擴大整體市場規模。

友利控股洞悉此商機，並透過收購Anglo Alliance集團成為進駐中國媒體行業的先驅之一，率先把握其的增長潛力。本集團視收購Anglo Alliance為進一步發展業務的重要及積極一步。成功收購中國其中一間最大傳媒公司，亦讓本集團實現了將業務擴展至國內媒體市場的目標。

Anglo Alliance集團從事多項傳媒相關業務，包括於國內製作電視劇、電影，以及廣告代理及廣告製作，並擁有一所以旅遊及休閒為主題之全國性頻道「旅遊衛視」之經營權。是項收購不僅為本集團提供投資於國內媒體行業，尤其是廣告市場的良機，更有助本集團擴闊收入來源。Anglo Alliance集團不僅為一間根基穩固的媒體公司，在位管理團隊均擁有豐富經驗，故是項收購實屬集團進軍中國媒體業難得的良機，是項收購亦為本集團審慎及適當的決策，為業務發展締造良機。

在擴展業務至新市場之同時，本集團近年的另一收入來源—天地數碼（控股）有限公司（「天地數碼」）的業務持續錄得增長，反映中國大力推行數碼化令全國機頂盒裝置的滲透率及使用量正逐漸提高，帶動需求大增。

前景

本集團對中國媒體行業的前景非常樂觀。媒體行業為消費界別中重要的一環，預期此行業將繼續超越整體經濟表現，強勁增長將持續至二零零八年北京奧運。由於過往數年亞州區內經濟好轉，加上消費及品牌消費意欲提升而大幅增長，令廣告業務的前景尤為樂觀。預期中國的廣告業將持續增長，國內廣告消費亦將迅速增加。

本集團致力為股東爭取投資於中國媒體行業的商機，而收購保利華億僅為達致此目的之第一步。為進一步拓展此業務，本集團將整合集團各項業務，務求達致最大的協同效益。受惠於發展蓬勃的中國廣告市場，加上即將舉行的奧運所帶來的商機，董事會對友利控股的未來發展感到樂觀。

鳴謝

最後，本人謹藉此機會對全體董事及僱員作出的努力及貢獻致以衷心謝意，亦感謝各股東、合作夥伴及聯繫人士對集團的支持。

主席
高振順

香港，二零零六年四月二十六日

業務重點

於截至二零零五年十二月三十一日止年度，本集團完成收購Anglo Alliance集團（「Anglo Alliance」），該集團為中國媒體行業具領導地位的企業之一，並擁有「旅遊衛視」的權益。透過是項收購，集團得以進軍快速增長之中國媒體行業。集團在檢討其營運情況的同時，亦根據對市場情況及潛力的分析，致力整合並專注於發展其中國媒體業務。於回顧年內，本集團錄得營業額約為33,691,000港元（二零零四年：38,630,000港元），虧損淨額為22,187,000港元（二零零四年：虧損淨額約9,931,000港元）。集團錄得虧損主要是由於旗下合營公司業務錄得虧損及行政開支上升所致。

有鑑於中國媒體市場潛力龐大，管理層已積極整合本集團之業務，以奠定堅實的平台，促進本集團未來之業務發展。與此同時，本集團將繼續策略性集中開拓尚在迅速增長的中國媒體業務，並以Anglo Alliance集團為其核心業務。

本集團各業務分部之業務回顧載列如下：

中國媒體業務

Anglo Alliance從事多項媒體相關業務，包括投資電影及電視劇製作、出任廣告代理、及持有一家擁有「旅遊衛視」營運權的合營公司。本集團於二零零五年五月三十一日收購Anglo Alliance後，於回顧年度內本集團之綜合賬目已計入其七個月之收益貢獻。

配合電視廣告市場之優厚增長潛力，本集團視「旅遊衛視」為集團重點發展業務之一。作為覆蓋全國31個省份之衛星電視頻道，「旅遊衛視」具備充足能力以滿足國內觀眾對旅遊、生活時尚及娛樂等主題電視節目與日俱增之龐大需求。配合觀眾多元化的需要，「旅遊衛視」於二零零六年一月九日已完成全面革新，提供全新四項主打內容，包括實況、綜藝、時尚和旅遊，合共35個特備節目，以多姿多采的內容吸引觀眾。

「旅遊衛視」獨特的內容及風格，於國內其他電視頻道別樹一幟，故此得以吸引知識水平、平均收入及消費能力均較高之觀眾群。「旅遊衛視」亦藉此能吸引更高質素之廣告客戶，從競爭激烈之廣告市場中脫穎而出。集團正集中更多資源擴大其廣告業務以把握該等高增長市場所帶來的商機。

在其他娛樂業務方面，本集團密切注視國內電視連續劇和電影製作和發行所提供的商機。就此，本集團於二零零五年於國內及海外發行了多套電影，如「孔雀」及「一個陌生女人的來信」，以及多個電視節目，為集團帶來了約10,000,000港元的收入。憑籍保利華億的聲譽及市場地位，集團將會發掘更多投資於受歡迎電影及電視節目的機會。

憑藉Anglo Alliance穩健之業務基礎，本集團將積極整合旗下所有業務，致力建立最具效益的業務模式。以中國媒體行業可觀的增長空間，加上蓬勃的經濟發展，本集團預期多媒體和娛樂行業具有優秀之發展前景。

數碼廣播投資

隨著中國政府於國內大力推行數碼化，天地數碼之業務表現亦隨著機頂盒銷售顯著提升。於回顧年度，該公司之營業額錄得理想升幅。

天地數碼所生產的機頂盒及擁有天地數碼授權的機頂盒數目較二零零四年增加逾三倍至1,010,128個。因此，於二零零五年，天地數碼的收入增加80%至304,000,000港元，毛利總額亦上升52%至74,600,000港元。撥備前的除利息、税項、折舊及攤銷前溢利(EBITDA)轉虧為盈，錄得9,000,000港元。虧損減少33.5%至39,700,000港元。各項正面的數據均反映天地數碼正穩步踏上盈利軌道。由於機頂盒的分銷情況正逐漸加速，天地數碼對其業績前景的持續進步表示樂觀。

隨著天地數碼於青島推行其領先的大眾數碼化模式，帶動其銷售快速增長。此模式取得空前成功，青島更被國家廣播電影電視總局(「SARFT」)推薦為全面數碼化旗艦城市，並正鼓勵其他城市甚至省份採納青島的模式。在政府持續推行數碼化的情況下，天地數碼預期機頂盒銷售將繼續上升。於二零零六年首三個月，天地數碼已售出426,295個機頂盒。由於廣西為中國首個嘗試將擁有3,000,000個用戶的整個網絡轉型為數碼化網絡的城市，故此天地數碼預期廣西將錄得龐大的銷售額。佛山亦將繼續致力推行轉型計劃。

天地數碼亦繼續尋求新合作夥伴，尤其可助其擴大地域覆蓋範圍的夥伴。天地數碼相信市場商機無限，而作為系統整合商及數碼電視軟件供應商，天地數碼正積極尋求能與其優勢相輔相承的公司展開合作。

通訊部門

為配合業務發展，以及策略性集中發展中國媒體業務，管理層正著手檢討此部門之運作，制定長遠策略。本年度通訊部門之營業額由2004年的3,889,000港元下跌至2,561,000港元，錄得盈餘為60,000港元(2004：虧損354,000港元)。

證券買賣

於二零零五年，香港經濟持續增長。鑑於營商環境及市場氣氛有所改善，本集團於資本市場上買賣證券，此部分錄得營業額約1,387,000港元（2004：16,561,000港元）及虧損約48,000港元（2004：利潤1,249,000港元）。

家居影音部門

面對市場上激烈的價格競爭，本集團將繼續致力擴充價值更高之產品，務求改善利潤率及整體業務表現。與此同時，本集團將檢討營運情況，實施長遠可與國內媒體業務相輔相成之策略，以取得協同效益。本年度，家居影音錄得營業額約19,384,000港元（2004：18,180,000港元）及虧損約3,700,000港元（2004：虧損3,092,000港元）。

前景

本集團預期中國媒體行業將於未來持續可觀增長。憑藉集團為最早進軍媒體行業的參與者之一所具備的優勢，本集團將繼續專注於中國媒體業務，並將其現有業務與此核心業務互相配合，進一步擴大協同效益。

在Anglo Alliance從事之媒體行業中，廣告市場的增長尤其顯著，成為發展的重點。雖然市場預料中國之經濟發展將在二零零六年稍微放緩，但受惠於龐大之投資和強勁的出口貿易，預期經濟仍將會蓬勃發展，而中國廣告行業更將出現雙位數字增長，速度超越亞洲其他國家。

據市場調查公司ACNielsen所預測，中國廣告市場的增長率將由二零零五年之19.4%上升至本年度之29.7%，佔二零零六年亞洲整體廣告市場（總值：142億美元）近34%（總值：48億美元）。此外，隨著中國即將舉行多項盛事，如二零零八年北京奧運及二零一零年上海世界博覽會，預料中國廣告行業於來年將可進一步增長。

就中國所有廣告媒體而言，CVSC-TNS Research的調查發現77.98%之廣告開支直接投放於電視廣告，總額達人民幣1,503億元，預料本年度將進一步增長兩至三成。根據該等調查結果，本集團相信憑藉保利華億為頂尖企業製作優質廣告之能力，將可直接於此蓬勃增長中獲益。

故此，本集團視廣告業務為未來之重要增長動力，並將全力擴展此業務。特別是借助「旅遊衛視」這個理想平台，利用其獨特的定位吸引更多預算較高之廣告客戶，幫助本集團擴大於電視廣告市場之份額。

展望未來，本集團將繼續以積極審慎態度投資於媒體業務，以拓展核心業務，締造多元化且均衡之業務模式。管理層預期新業務具備龐大的發展潛力，並對此等業務將在未來締造更佳業績感到樂觀。

財務回顧

流動資金及財務資源

於二零零五年十二月三十一日，本集團持有之現金存款為15,548,000港元，較二零零四年十二月三十一日增加9.9%。流動比率由去年終之1.07上升至二零零五年十二月三十一日之4.5。資本負債比率（即長期負債與淨值之比率）由二零零四年十二月三十一日之0.093上升至二零零五年十二月三十一日之0.18。

本集團並無面對重大外匯波動風險。年內之所有借貸均按市場利率計算。於期終，本集團並無任何尚未償還之長期銀行貸款，亦無任何尚未償還之銀行透支。於二零零五年十二月三十一日，本集團並無抵押或質押任何資產。

年內，本公司於二零零五年二月按每股0.12港元發行654,850,000股股份，為一般營運資金籌得約78,000,000港元。本公司亦為收購Anglo Alliance Co. Limited（「Anglo Alliance」）而發行約5,747,000,000股股份。

重大收購

於二零零五年，本集團已收購Anglo Alliance之全部股權。Anglo Alliance間接持有北京保利華億傳媒文化有限公司（「保利華億」）之約50%註冊資本。保利華億從事多項傳媒相關業務，包括於國內製作電視劇、投資於電影製作、廣告代理及「旅遊衛視」之廣告與內容製作。

此項收購之最高代價為550,000,000港元（可予調整）。此項收購之詳情已於本公司於二零零五年五月十三日刊發之通函中披露。

僱員數目與薪酬、薪酬政策、花紅與購股權計劃及培訓計劃

於二零零五年十二月三十一日，本集團共有10名香港全職僱員及約33名中國僱員。本集團為銷售部門及非銷售部門之僱員訂有不同之薪酬計劃。銷售人員之薪酬會根據目標盈利之方式計算，包括薪金及銷售佣金。工程及產品開發部等非銷售部門之人員則會獲取月薪，而本集團會不時作出檢討並根據表現而作出調整。除薪金外，本集團為員工提供之福利包括醫療保險、員工公積金供款及酌情培訓津貼。本集團亦會視乎本集團之業績表現而酌情給予購股權及花紅。

本公司董事會(「董事會」)致力達致高水平之企業管治。其認為高水平之企業管治標準能建立一個架構和穩固基礎，以達致、吸引和保留高水平及高質素之本集團管理層，並可提高問責性和透明度，及符合本集團各股東之期望。

本集團採納之企業管治原則著重一個高質素之董事會、健全之內部監控，以及對各股東之透明度和問責性。

本公司於截至二零零五年十二月三十一日止年度一直遵守香港聯合交易所有限公司證券上市規則(「上市規則」)所載之企業管治常規守則，惟非執行董事並無指定任期而是輪值告退。

以下為本集團採納之企業管治常規。

董事會

董事會以提升股東價值為目標，負責監察對本公司業務及事務之管理。

董事會在主席領導下，負責批准及監察本集團之策略和政策、批准年度預算和業務計劃。在署任行政總裁領導下，管理層負責本集團之日常營運。

於二零零五年十二月三十一日，董事會由八位董事組成，包括主席、一位署任行政總裁、一位執行董事(媒體業務)、三位獨立非執行董事和兩位非執行董事。各董事之個人資料載於本年報中之董事會報告內。

董事須經董事會確定與本集團並無任何直接或間接之重大關係，方會被視為具獨立性。董事會按照上市規則之規定，確定董事之獨立性。董事會認為全體獨立非執行董事於年內及截至本年報日期均屬獨立人士。

主席肩負之職務有別於署任行政總裁之職責，以加強彼等之獨立性和問責性。

董事會（續）

主席負責領導與監管董事會之運作，確保董事會為本集團之最佳利益行事，並有效地籌劃和舉行董事會會議。主席主要負責批准每次董事會會議之議程，當中適當考慮其他董事建議列入議程之事項。在執行董事和公司秘書協助下，主席將確保所有董事獲簡報在董事會會議上提出之問題，並適時獲得足夠及可靠之資訊。主席亦積極鼓勵董事全面參與董事會之事務以及對董事會之職能作出貢獻。在主席之領導下，董事會已採納良好之企業管治實務和程序，並採取適當步驟與股東保持有效溝通。

行政總裁及執行董事負責管理本集團之業務，並制訂及落實執行本集團政策，以及就本集團整體營運業務向董事會負上全責。作為本集團業務之主要管理人員，執行董事負責制訂反映董事會之長遠目標與優先事項之策略性營運計劃，同時直接負責維持本集團之營運表現。彼等與各核心業務部門之行政管理隊伍通力合作，確保董事會全面掌握本集團業務之資金需求。此等執行董事確保達到業務之資金需求，同時根據計劃及預算密切監察營運與財務業績、必要時採取補救措施，並就重大發展與問題向董事會提供意見。與主席和所有董事保持緊密溝通，確保彼等充分了解所有重大之業務發展與事情。

董事會定期召開會議，並每年最少舉行四次會議。在已編定會期之會議之間，本集團高級管理人員會適時向董事提供有關本集團活動和業務發展之資料，並於有需要時舉行額外之董事會會議。此外，董事可於其認為需要時全面向本集團索取資料和尋求獨立之專業意見。

董事會*(續)*

董事會於二零零五年舉行了四次會議，並由二零零六年初至今舉行了一次會議，平均出席率為100%。

	董事姓名	已出席／合資格出席
主席	高振順	5/5
執行董事	董平*(執行董事 — 媒體業務)*	3/3
	沈嘉奕*(署理行政總裁兼財務總監)*	4/4
非執行董事	張釗榮	5/5
	蔡東豪*(附註)*	5/5
獨立非執行董事	Wilton Timothy Carr Ingram	5/5
	黃友嘉博士	5/5
	袁健	5/5

*附註：*二零零五年三月十四日起由執行董事調任非執行董事。

所有董事獲委任後均須於股東週年大會上膺選連任，並且最少每隔三年輪值告退一次。擬於即將召開之股東週年大會中膺選連任之董事概無不可於一年內在不予賠償(法定賠償除外)之情況下終止之未滿期服務合約。如董事會出現空缺，獲提名之補任董事人選將被提呈董事會審批，旨在委任具領導才華之人士為董事，讓本公司可保留並提升競爭優勢。

獲委任加入董事會時，董事得到一套簡介材料，並將出席由高級行政人員舉行之詳盡報告會，以全面審閱本集團之業務。董事獲定期提供資料，確保彼等掌握本集團之經營業務之商業與規管環境之最新變化。

於二零零四年，董事會採納上市發行人董事進行證券交易的標準守則(「標準守則」)，作為本集團董事進行證券交易之紀律守則。所有董事均確認，彼等年內進行之所有證券交易均有遵守標準守則。

董事就財務報表所承擔之責任

下文列出董事就財務報表所承擔之責任，與核數師報告書內本集團核數師確認其報告責任有所不同，但兩者應一併閱讀。

年報及賬目

董事確認其有責任為每個財政年度編制財務報表，以真實及公平地報告本集團之狀況。

會計政策

董事認為，本集團在編製財務報表時貫徹應用適當之會計政策並遵守所有適用之會計準則。

會計記錄

董事負責確保本集團保存會計記錄，而此等記錄以合理之準確程度披露本集團之財政狀況，並有助本集團按照香港公司條例及適用會計準則之規定編制財務報表。

保護資產

董事負責採取一切合理及必要之措施保護本集團資產，並防範及查察詐騙行為及其他違規事項。

持續營運

經適當之查詢後，董事認為本集團擁有足夠資源在可見未來繼續營運，因此適宜採納持續營運之基準來編制財務報表。

公司秘書

公司秘書向董事會負責，確保董事會程序獲得遵守和董事會活動符合效率和效益，其工作包括協助主席編制會議議程，並及時和全面地編制與發送董事會議文件予董事和董事會各委員。

公司秘書負責確保董事會獲得全面簡報一切有關立法、規管和企業管治之發展，並以之作為決策之參考。公司秘書亦直接負責確保本集團遵照上市規則與公司收購、合併及股份購回守則所規定之持續責任，包括於上市規則規定之期限內出版和發送報告及賬目與中期報告、及時向市場傳達有關本集團之公佈與資料，並確保就董事買賣本集團證券發出適當通知。

公司秘書（續）

公司秘書並就董事披露證券權益、關連交易和股價敏感資料方面之責任向彼等提供意見，並確保上市規則規定之標準與資料披露獲得遵守，以及有需要時反映於每年之董事會報告中。

至於本集團內部之本集團秘書職能，公司秘書領導一小組，負責保管董事會及其他會議之正式記錄。

有關關連交易資料，公司秘書定期須向本集團內部之法律顧問進行簡報，以確保關連交易之處理方法符合上市規則規定。所有潛在關連交易均會進行詳細分析，並提呈有關公司之董事會供其於審批交易時考慮。

核數師酬金

核數與非核數服務之費用概列如下：

服務性質	二零零五年 *千港元*	二零零四年 *千港元*
核數服務	**2,299**	521
其他服務	**2,197**	—
	4,496	521

本集團獲提供之其他服務主要包括收購Anglo Alliance集團之專業費用。

審核委員會

審核委員會包括三位獨立非執行董事，彼等均具備了解財務報表所需之商業及財務技巧與經驗。Wilton Timothy Carr Ingram先生為委員會主席，委員會其他成員包括黃友嘉博士及袁健先生。

根據委員會之職權範圍，審核委員會之職責包括監察與外聘核數師之關係、審閱本集團之初步業績報告、中期業績與年度財務報表、監察法定與上市規定之遵守情況、檢討本集團控股公司內部審核部之工作範疇、規限與效益，在認為有需要時委聘獨立之法律或其他顧問，以及進行調查。

董事會所採納審核委員會之職權範圍已登載於本集團網站。

審核委員會（續）

審核委員會於二零零五年舉行了兩次會議，並由二零零六年初至今舉行了一次會議。

成員姓名	已出席／合資格出席
Wilton Timothy Carr Ingram	3/3
黃友嘉博士	3/3
袁健	3/3

截至二零零五年十二月三十一日止年度內，審核委員會於二零零五年共舉行了兩次會議。對於挑選、委任、罷免外聘核數師或核數師辭任等事宜，董事會與審核委員會的意見一致。

審核委員會已與管理層審閱本集團採納的會計原則和慣例，並討論內部監控和財務報告事宜，包括審閱中期財務報表和年度綜合財務報表，力求保持有效的監控環境。

財務報表

審核委員會就中期業績、初步業績公佈及年報與執行董事及本集團其他高級管理人員舉行會議並商討有關事宜。委員會審閱及討論管理層報告及所提交之資料，以確保本集團之綜合財務報表按照香港普遍採納之會計準則編制。委員會並審議本集團之主要外聘核數師羅兵咸永道會計師事務所（「羅兵咸永道」）就其綜合財務報表之年度審核而提交之報告。

外聘核數師

委員會每年審閱羅兵咸永道發出之函件，以確定其獨立性及客觀性，並與羅兵咸永道舉行會議，討論其審核範疇。

委員會並就外聘核數師之委任及續聘事宜向董事會提交建議。

本集團按下列政策委聘羅兵咸永道提供下文所述各類服務：

— 審核服務 — 包括與審核綜合財務報表有關之審核服務，所有此等服務須由外聘核數師提供。

— 與核數有關之服務 — 包括一般由外聘核數師提供，但普遍不包括在審核費用之內之服務，例如與併購活動有關之盡職審查及會計意見、對制度及／或程序進行內部監控檢討，以及就税務或其他目的發表特別審核報告等。本集團邀請外聘核數師承擔此等服務以提供其作為核數師必須或最能勝任之服務。

審核委員會*(續)*

外聘核數師*(續)*

— 與稅務有關之服務 — 包括所有稅務循規及稅務規劃服務，但不包括與審核有關之服務。本集團委聘外聘核數師提供其最勝任之服務，而其他重要之稅務相關工作則由其他適當人士執行。

— 其他服務 — 包括例如審核或檢討第三方之資料以評估合約遵守情況、風險管理分析及評估，以及不涉及財務制度之顧問服務等。批准外聘核數師協助管理層及本集團控股公司之內部審核部進行內部調查及對於懷疑之違規事項作實情調查。此等服務須由審核委員會特別通過。

— 一般顧問服務 — 根據本集團之政策，外聘核數師不符資格提供一般之顧問服務。

風險管理及內部監控之檢討

委員會檢討本集團對其監控環境與風險管理之評估程序，以及對營運及監控風險之管理方式。委員會與本集團控股公司內部審核部討論部門之審核工作計劃及其所需之資源，並審議內部審核部就本集團業務之內部監控成效向委員會所提交之報告。

委員會根據此等檢討結果及報告，就批核年度綜合財務報表向董事會提出建議。

薪酬委員會

薪酬委員會由四位具備人力資源與人事薪酬待遇方面專長之成員組成，委員會由高振順先生擔任主席，成員為獨立非執行董事Wilton Timothy Carr Ingram先生、黃友嘉博士及袁健先生。委員會於每年年底舉行會議，以釐定本集團董事及高級管理人員之薪酬待遇。此外，委員會將按需要舉行會議，以審議薪酬相關事宜。

薪酬委員會之責任是協助董事會達成其目標，即吸引、保留與激勵最有才能和經驗之人才，為本集團旗下規模龐大而多元化之國際業務營運制訂與執行策略。委員會將協助本集團監督公平而具透明度之程序，用以制訂本集團董事與高級管理人員之薪酬政策並釐定其薪酬待遇。薪酬委員會之職權範圍已獲董事會通過，並已上載本集團網站。

薪酬委員會*(續)*

於二零零五年成立委員會前，於二零零四年，按沿用之原則，董事與高級行政人員之薪酬是按照本集團本身之表現和盈利，與及參考其他本港與國際公司之薪酬與市場情況釐定。董事與員工亦參與按本集團及個人表現而釐定之花紅安排。董事會亦檢討及監察內部監控系統之效益，確保有關政策及程序之適當性。

薪酬委員會於二零零五年舉行了一次會議。

成員姓名	已出席／合資格出席
高振順	1/1
Wilton Timothy Carr Ingram	1/1
黃友嘉博士	1/1
袁健	1/1

董事酬金包括本公司與其附屬公司支付予董事有關其管理本公司與其附屬公司事務之款項。於二零零五年支付予本公司各董事之數額如下：

姓名	袍金	基本薪酬、津貼及實物利益	酌定花紅	公積金供款	酬金總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
高振順*(2)*	—	2,053	79	12	2,144
董平	—	660	—	—	660
沈嘉奕	—	880	—	11	891
蔡東豪*(1)*	120	600	75	12	807
張釗榮*(1)*	144	—	—	—	144
Wilton Timothy Carr Ingram*(2), (3)*	144	—	—	—	144
黃友嘉博士*(2), (3)*	144	—	—	—	144
袁健*(2), (3)*	144	—	—	—	144

附註：

(1) 非執行董事。

(2) 薪酬委員會成員。

(3) 獨立非執行董事兼審核委員會成員。

本公司於年內並無向董事授出購股權。

內部監控及本集團風險管理

簡介

董事會全權負責本集團之內部監控制度，以及評估與管理風險。

為著履行其職責，董事會正尋求提升本集團旗下各企業之風險意識，並透過制訂政策和程序，包括界定授權之標準，藉以建立一個有助確定與管理風險之架構。匯報與審閱工作包括由執行董事與董事會審批管理層提交之詳盡營運與財務報告、預算和業務計劃；由董事會對照預算及實際業績；由董事委員會進行之審閱；本集團控股公司內部審核部與風險管理部之持續工作；以及由執行董事及每個核心業務部門之行政管理隊伍定期進行之業務檢討。

儘管上述程序旨在確定與管理可能對本集團實現業務目標有不利影響之風險，但並未對重大失實陳述或損失提供絕對保證。

內部監管環境

董事會全權負責監察本集團旗下業務單位之運作。執行董事被委派加入所有重要之營運附屬公司及聯營公司之董事會，以出席有關董事會會議及監察此等公司之運作，包括審批業務策略、預算和計劃，以及制訂主要之業務表現指標。每個核心業務部門之行政管理隊伍對其部門內每項業務在協定策略範圍內之營運與表現承擔問責；同樣地，每項業務之管理層亦須為其業務運作與表現承擔問責。

本集團之內部監控程序包括一個全面之報告制度，以向每個核心業務部門之行政管理隊伍及執行董事匯報資料。

業務計劃與預算由個別企業之管理層每年編制，並須由行政管理隊伍與執行董事審批，作為本集團五年企業計劃週期之一部分。業務預算每季作出修訂，並與原來之預算作出比較及重新批核。在編制預算與作出預測時，管理層將確定、評估與匯報業務蒙受重大風險之可能性與其潛在之財務影響。

執行董事審閱涵蓋每項業務之財務業績與主要營運統計數字之每月管理報告，並且每月與行政管理隊伍及業務之高級管理人員舉行會議，以檢討此等報告、業務表現與預算之比較、業務預測與重大業務風險因素及策略。此外，各業務部門之財務經理每月與行政總裁及本集團財務小組成員舉行會議，以檢討每月表現，以及處理會計與財務相關事宜。

內部監控及本集團風險管理（續）

內部監管環境（續）

本集團為其附屬公司維持中央現金管理系統，而本集團財務部負責監管本集團之投資與借貸活動，並每月發出有關本集團現金及流動投資、借貸與有關變動之庫務報告。

行政總裁已為開支之批准與控制訂立指引與程序。營業支出均須根據整體預算作出監管，並由各個業務按各行政人員及主任之職責參考已制定之開支批核水平進行內部監控。資本性支出須按照年度預算審訂及批核程序進行全面監控，並須於撥出之前由執行董事(財務)或其他執行董事作出更特殊之監管及批准。實際開支相對經預算及經批准之開支亦必須經過審閱。

本集團控股公司之財務總監須直接向審核委員會匯報，就本集團業務之風險管理活動與監控提供實在與效益方面之獨立保證。內部審核部門負責制訂周年審核計劃，計劃亦必須經由審核委員會審議，並在需要時於年內重新評估，確保有足夠資源可供運用與計劃目標得以實現。本集團控股公司之內部審核部門負責評估本集團內部監控系統，就系統提供公平意見，並將評估結果向審核委員會、行政總裁及有關高級管理人員匯報，同時負責跟進所有報告，確保所有主要問題已獲得圓滿解決。此外，內部審核部門還會與本集團之外聘核數師定期溝通，讓雙方了解可能影響其相關工作範圍之重大因素。

視乎個別業務單位之業務性質與承受之風險，內部審核職能之工作範圍包括財務與營運審訂、經常性與突擊審核、詐騙調查，以及生產力效率審閱等。

外聘核數師向審核委員會，並按需要向行政總裁提交有關內部監控與相關財務報告事宜之報告。該等報告會被審閱及採取適當行動。

投資者關係及股東權益

本集團於中期及全年財務業績公佈後，主動為投資界人士安排定期簡報會，藉此促進投資者關係與雙向溝通。本集團並透過行政總裁回應投資界人士有關索取資訊之要求及查詢。

投資者關係及股東權益*(續)*

董事會透過刊印年度報告，致力為股東提供清晰及全面之本集團業績資料。股東除獲寄發通函、通告與財務報告外，亦可登入本集團網站內之公司資料取得更多資料。

本集團鼓勵股東出席股東週年大會，並給予最少二十一天通知。主席與董事均出席大會，以解答有關本集團業務之提問。所有股東均有法定權力可要求召開股東特別大會並提出議程以供股東考慮。股東週年大會上所有重要之決議案均以按股數表決方式進行投票。投票是由本集團之股份過戶登記處點算，而投票結果將於本集團網站公佈。本集團網站並登載定期更新之財務及其他資料。

本集團致力提高透明度與促進投資者關係，並且十分重視股東之回饋意見。隨時歡迎任何意見與建議。

承董事會命

高振順
主席

香港，二零零六年四月二十六日

董事會茲提呈截至二零零五年十二月三十一日止年度之董事會報告及經審核賬目。

主要業務及經營地區分析

本公司之主要業務為投資控股。主要附屬公司業務則載於賬目附註40。

本集團本年度按業務及地區分類之表現載於賬目附註6。

業績及股息

本集團本年度之業績載列於第31頁之綜合收益表 。

董事會不建議派發截至二零零五年十二月三十一日止年度之股息。

五年財務概要

本集團過去五個財政年度之業績及資產與負債概要載於第100頁。

物業、廠房及設備

本集團物業、廠房及設備之變動詳情載於賬目附註13。

股本

本公司股本之變動詳情載於賬目附註30。

購股權

本公司於二零零二年七月三十日採納新購股權計劃(「購股權計劃」)。購股權計劃旨在肯定及表揚合資格人士對本集團作出之貢獻。根據購股權計劃之釋義，合資格人士包括(但不限於)本集團董事、僱員、合作夥伴及聯繫人士。

根據該10年期購股權計劃，本公司可向合資格人士授出購股權，而合資格人士每獲授購股權時須向本公司支付1.00港元之代價。任何12個月期間內個別合資格人士行使所獲授購股權(包括已行使、已註銷及未行使之購股權)已發行及可發行之股份總數，不得超過當時之已發行股份1%。除獲得股東事先批准外，根據購股權計劃可授出之購股權所涉及之最高數目不得超過277,429,315股股份，相等於採納購股權計劃時已發行股份總數10%。即於購股權計劃採納時已發行股份總數之10%。

購股權(續)

根據購股權計劃，每份購股權之認購價不得低於(i)向合資格人士授出購股權當日聯交所每日報價表所示之股份收市價；或(ii)授出購股權之前5個交易日聯交所每日報價表所示之股份平均收市價；或(iii)股份面值(以最高者為準)。購股權計劃並無規定承授人須持有購股權一段最短時限方可擁有或行使購股權，而購股權可於本公司董事會釐定之購股權有效期內行使。

本集團於二零零五年內並無授出購股權。

於二零零五年十二月三十一日，根據計劃已授出而未尚未行使之購股權詳情如下：

	購股權授出日期	於二零零五年一月一日尚未行使之購股權數目	年內授出之購股權數目	年內註銷／失效之購股權數目	年內行使之購股權數目	於二零零五年十二月三十一日尚未行使之購股權數目	行使期	每股行使價格
								港元
合資格人士(不包括董事)	1/12/2004	277,400,000	—	—	—	277,400,000	1/1/2005至31/12/2009	0.054
		277,400,000	—	—	—	277,400,000		

儲備

本集團及本公司儲備於本年度之變動詳情載於賬目附註31。

可分派儲備

根據開曼群島公司法(二零零二年修訂本)第22章及本公司之組織章程細則計算，本公司於二零零五年十二月三十一日之可供分派儲備達322,946,000港元(二零零四年：24,482,000港元)；即股份溢價賬之進賬額447,208,000港元(二零零四年：172,353,000港元)加資本儲備29,984,000港元(二零零四年：無)減於當日之累計虧損154,246,000港元(二零零四年：147,871,000港元)。本公司可於若干情況下自股份溢價賬向股東作出分派。

主要供應商及主要客戶

本集團主要供應商及主要客戶所佔採購及銷售百分比如下：

採購
- 最大供應商　70%
- 五大供應商合計　90%

銷售
- 最大客戶　48%
- 五大客戶合計　85%

據董事所知，並無董事、彼等之聯繫人士或任何據董事所知擁有本公司已發行股本5%以上之股東實益擁有上述主要供應商或主要客戶之任何權益。

董事

於本年度及截至本年報日期，董事會之成員如下：

執行董事

高振順先生 *(主席)*
董平先生　(於二零零五年五月三十一日獲委任)
沈嘉奕先生　(於二零零五年三月十四日獲委任)

非執行董事

張釗榮先生
蔡東豪先生*

獨立非執行董事

Wilton Timothy Carr Ingram先生
黃友嘉博士
袁健先生

* 蔡東豪先生於二零零四年十月十二日至二零零五年三月十四日任職執行董事兼集團董事總經理。

遵照本公司之組織章程細則第86(3)及87(1)條之規定，董平先生、張釗榮先生及黃友嘉博士於即將舉行之股東週年大會上退任，惟願於該大會上重選連任。為遵守香港聯合交易所有限公司證券上市規則(「上市規則」)之企業管治常規守則，主席高振順先生亦將退任並於即將舉行之股東週年大會上膺選連任。

董事及高級管理人員之個人資料簡介

董事

姓名	年齡	職位	服務年資	業務經驗
高振順先生	54	主席兼執行董事	12	媒體與直接投資及金融服務
董平先生	45	執行董事	1	媒體
沈嘉奕先生	44	署理行政總裁兼執行董事	2	企業財務、投資、會計
蔡東豪先生	41	非執行董事	2	媒體及企業融資
張釗榮先生	50	非執行董事	6	製造業
Wilton Timothy Carr Ingram先生	58	獨立非執行董事	10	投資、經紀及直接投資
黃友嘉博士	48	獨立非執行董事	6	製造、國際貿易及企業財務
袁健先生	51	獨立非執行董事	2	財務及會計
高級管理人員				
王毅先生	44	Anglo Alliance集團副總裁	1	媒體
張彬先生	40	北京吉亞通信工程有限公司董事總經理	11	電訊服務、工程及管理
賀德懷先生	45	集團財務總監	12	財務及會計
陳錦坤先生	33	公司秘書	6	會計及企業財務

董事之服務合約

於即將舉行之股東週年大會上備選連任之董事概無與本公司簽訂任何於一年內不作賠償(法定賠償除外)則不可終止之服務合約。

董事之合約權益

除下文「董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益」及「關連交易」部份所披露者外，直至年終為止本年度內任何時間，董事於本公司、其同系附屬公司及其控股公司參與訂立而與本集團業務有關之重大合約中，概無直接或間接擁有重大權益。

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益

依據本公司按證券及期貨條例(「證券及期貨條例」)第XV部第352條而設立之權益登記冊所示，於二零零五年十二月三十一日，各董事及主要行政人員擁有之本公司及其聯營公司(定義見證券及期貨條例)之股份、相關股份及債權證權益如下：

(A) 於二零零五年十二月三十一日本公司每股面值0.01港元之普通股

姓名		附註	所持股份數目 個人權益	家族權益	公司權益	總計	佔本公司已發行股本之百分比
高振順先生(「高先生」)	長倉	*(i)*	3,065,210,871	—	1,000,437,150	4,065,648,021	40.99
董平先生	長倉		2,700,000,000	—	—	2,700,000,000	27.23

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益(續)

(B) 於二零零五年十二月三十一日天地數碼(控股)有限公司(「天地數碼」)每股面值**0.10**港元之普通股

姓名		附註	所持股份數目 個人權益	家族權益	公司權益	總計	佔天地數碼已發行股本之百分比
高先生	長倉	*(ii)*	343,000	2,040,816	158,357,940	160,741,756	27.55

附註:

(i) Kwan Wing Holdings Limited(「Kwan Wing」)及其附屬公司Techral Holdings Limited(「Techral」)分別實益擁有本公司普通股360,399,000股及640,038,150股。高先生擁有Kwan Wing全部直接權益,及Techral實益權益約96%。

(ii) 118,403,418股天地數碼普通股直接由Prime Pacific International Limited(「Prime Pacific」)持有。Prime Pacific由Gold Pagoda Incorporated(「Gold Pagoda」)及Prime Gold International Limited(「Prime Gold」)分別持有67%及33%權益。

Kwan Wing擁有Prime Gold 82.45%權益。

Gold Pagolda為本公司之間接全資附屬公司,而該公司乃由高先生所控制。

31,032,522股天地數碼普通股由本公司之全資附屬公司友利電訊工業有限公司直接持有。

2,956,000股天地數碼普通股由本公司間接全資附屬公司All Mark Limited持有。

2,822,000股天地數碼普通股由高先生全資擁有之First Gain International Limited持有。

3,144,000股天地數碼普通股由Kwan Wing持有。

2,040,816股天地數碼普通股由高先生之配偶持有。

(iii) 本公司全資附屬公司Million Way Enterprises Limited亦持有由天地數碼全資附屬公司DVN (Group) Limited發行之15,000,000美元優先股。該等優先股可按經調整換股價每股4.13港元(可予調整)兑換為大約28,147,700股上市聯營公司天地數碼之普通股。

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益(續)

(C) 可認購天地數碼普通股之權利

天地數碼向本公司一名董事授出之購股權變動如下：

董事	授出購股權日期	於二零零五年一月一日尚未行使購股權數目	年內授出購股權數目	年內註銷／失效購股權數目	年內行使購股權數目	於二零零五年十二月三十一日尚未行使購股權數目	行使期	每股行使價
								港元
高先生	23/7/2002	3,000,000	—	—	—	3,000,000	24/7/2002 — 23/7/2008	1.470
	10/12/2003	450,000	—	—	—	450,000	1/1/2004 — 31/12/2006	0.824
		3,450,000	—	—	—	3,450,000		

除上文所披露者及除高先生以信託方式為本公司持有之若干附屬公司信託人股份外，董事、主要行政人員(包括彼等之配偶及十八歲以下子女)或彼等之聯繫人士於二零零五年十二月三十一日概無於本公司及其聯營公司(定義見證券及期貨條例)之股份有任何實益權益。

除上文披露者外，本公司、其附屬公司、其聯營公司、其同集團附屬公司或其母公司於本年度任何時間概無參與任何安排，以致其本公司董事及主要行政人員(包括彼等之配偶或十八歲以下之子女)持有本公司或其相聯法團之股份或相關股份或債券之任何權益或短倉。

主要股東於本公司之股份及相關股份之權益及短倉

於二零零五年十二月三十一日，除上文「董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益」一節所披露者外，按照本公司根據證券及期貨條例第336條之規定，概無任何其他人士擁有本公司已發行股本5%或以上之主要股東權益。

關連交易

年內，Kwan Wing之全資附屬公司向本集團最高墊支款項約為29,700,000港元(二零零四年：34,000,000港元)。

結欠上述同系附屬公司之結餘並無抵押、按港元最優惠利率加2.5%年率計息及無固定還款期。截至二零零五年十二月三十一日止年度就該筆墊支應付予同系附屬公司之利息總額為517,000港元(二零零四年：2,167,000港元)。

本公司董事(包括獨立非執行董事)認為並向本公司確認，上述關連交易乃於本集團一般日常業務運作中進行。

關連人士交易

下列交易屬與關連人士進行：

(i) 墊款產生之年終結餘

(a)

	二零零五年 *千港元*	二零零四年 *千港元*
應付同系附屬公司款項 — 非流動	**—**	5,000
應付同系附屬公司款項 — 流動	**18**	24,705
欠聯營公司之款項	**470**	335
欠關連公司之款項	**6,237**	—

(1) 年內，由Kwan Wing之全資附屬公司提供墊款之最高金額約為29,000,000港元(二零零四年：34,000,000港元)。

應付上述同系附屬公司之結餘並無抵押、按港元最優惠貸款利率加年利率2.5厘計算利息，且無固定還款期。截至二零零五年十二月三十一日止年度該墊款之已付利息總額為517,000港元(二零零四年：2,563,000港元)。

(2) 欠聯營公司之款項為無抵押、免息及無固定還款期。

(3) 欠關連公司之款項為無抵押、免息及無固定還款期。

關連人士交易（續）

(i) **墊款產生之年終結餘**（續）

(b)

	二零零五年 ***千港元***	二零零四年 *千港元*
應收關連人士款項 — 流動	**4,742**	—

應收關連人士款項為無抵押、免息及無固定還款期。

(ii) **關連人士交易**

本集團於年內與共同控制企業進行之關連人士交易如下：

	二零零五年 ***千港元***
購買節目及電影版權	**34,574**
購買若干節目及電影之收入權	**17,252**
購買電影投資	**12,561**

優先購買權

本公司組織章程細則並無有關優先購買權之規定，而開曼群島法例亦無對該等權利施加任何限制。

購買、贖回或出售證券

本公司於年內概無贖回任何股份。

本公司及其附屬公司於年內並無買賣本公司任何股份。

管理合同

於本年內，本公司並無就整體業務或任何重要業務之管理或行政工作簽訂或存有任何合約。

結算日後事項

於二零零六年一月一日，本公司一家附屬公司以人民幣2,750,000元代價收購北京華億千思廣告有限公司(「千思」)全部權益。千思原為本集團共同控制企業保利華億擁有55%之附屬公司，千思主要從事廣告代理業務。

充足公眾持股量

據本公司掌握之公開資料並就董事所知，茲確認於本年報日期，本公司具備上市規則規定佔本公司已發行股份逾25%之充足公眾持股量。

核數師

賬目已由羅兵咸永道會計師事務所審核，其將退任並願意於膺選連任。

代表董事會

高振順
主席

香港，二零零六年四月二十六日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致友利控股有限公司全體股東
(於開曼群島註冊成立之有限公司)

本核數師已完成審核第31頁至第99頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向全體股東報告。除此之外，本報告別無其他目的。本核數師不就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之香港審計準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大之錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零五年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之虧損及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零六年四月二十六日

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	5	**33,691**	38,630
銷售成本		**(29,531)**	(31,091)
毛利		**4,160**	7,539
其他收入	5	**10,531**	6,280
市務、銷售及分銷成本		**(1,570)**	(1,007)
行政費用		**23,963)**	(16,564)
攤薄聯營公司權益之收益淨額		**10,637**	14,289
其他經營收入／(費用)淨額		**3,905**	(1,944)
		3,700	8,593
融資費用	7	**(3,634)**	(2,563)
分佔共同控制企業虧損		**(13,700)**	—
分佔聯營公司虧損		**(8,223)**	(14,869)
除税前虧損	8	**(21,857)**	(8,839)
税項	9	**(330)**	(1,092)
年內虧損		**(22,187)**	(9,931)
下列者應佔：			
本公司股權持有人		**(22,187)**	(9,931)
少數股東權益		**—**	—
		(22,187)	(9,931)
		港仙	*港仙*
每股虧損			
— 基本及攤薄	11	**(0.30)**	(0.30)

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、廠房及設備	13	**622**	2,520
無形資產	14	**247,957**	—
於聯營公司之權益	16	**19,663**	15,683
於共同控制企業權益	17	**56,130**	—
可供出售財務資產	18	**360**	—
應收優先股股息 — 非流動部份	19	**14,896**	—
投資於優先股	19	**63,578**	—
投資證券	20	**—**	36,000
其他資產	21	**—**	2,065
		403,206	56,268
流動資產			
存貨	22	**10**	105
應收賬款	23	**1,177**	1,687
應收共同控制企業款項	17	**67,691**	—
應收優先股股息 — 流動部份	19	**7,680**	21,797
按公平值列賬並在損益處理之財務資產	24	**12,000**	—
預付款項、按金及其他應收款項	25	**25,706**	305
現金及現金等額		**15,548**	14,152
		129,812	38,046
流動負債			
應付賬款	26	**34**	338
流動所得税負債		**1,968**	1,092
其他應付款項及應計負債	27	**12,340**	33,975
貸款	28	**14,758**	—
		29,100	35,405
流動資產淨值		**100,712**	2,641
資產總值減流動負債		**503,918**	58,909
非流動負債			
應付同系附屬公司款項	36(i)	**—**	5,000
可換股票據	29	**77,070**	—
		77,070	5,000
資產淨值		**426,848**	53,909
權益			
本公司權益持有人應佔資本及儲備			
已發行股本	30	**99,165**	35,151
儲備	31	**327,683**	18,758
		426,848	53,909
少數股東權益		**—**	—
權益總額		**426,848**	53,909

高振順
董事

Wilton Timothy Carr Ingram
董事

資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
於附屬公司之投資	15	**425,637**	53,018
流動資產			
預付款項、按金及其他應收款項	25	**1**	1
應收附屬公司款項 — 流動		**98,789**	31,883
現金及現金等額		**1,476**	547
		100,266	32,431
流動負債			
欠附屬公司款項 — 流動		**25,661**	25,661
其他應付款項及應計負債	27	**1,061**	155
		26,722	25,816
流動資產淨值		**73,544**	6,615
資產總值減流動負債		**499,181**	59,633
非流動負債			
可換股票據	29	**77,070**	—
資產淨值		**422,111**	59,633
權益			
本公司權益持有人應佔資本及儲備			
股本	30	**99,165**	35,151
儲備	31	**322,946**	24,482
總權益		**422,111**	59,633

高振順	Wilton Timothy Carr Ingram
董事	董事

綜合現金流轉表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
經營業務之現金流量			
(用於)/來自營運之現金	32(a)	**(168,768)**	17,573
已付利息		**(565)**	(2,563)
已付稅項		**449**	—
(用於)/來自經營業務之現金淨額		**(168,884)**	15,010
投資活動之現金流量			
已收利息		**3,098**	36
購買固定資產		**(245)**	(517)
收購附屬公司,扣除現金		**(3,675)**	—
貸款予共同控制企業		**93,135**	—
購買無形資產		**(5,436)**	—
收取優先股股息		**2,000**	—
購買財務資產		**(10,000)**	—
出售附屬公司,扣除現金	32(b)	**3,901**	(19)
來自/(用於)投資活動之現金淨額		**82,778**	(500)
融資活動之現金流量			
扣除費用後發行股份所得款項		**76,188**	—
應付同系附屬公司款項(減少)/增加		**(5,000)**	3,217
短期借貸墊支/(償還)		**14,758**	(20,000)
來自/(用於)融資活動之現金淨額		**85,946**	(16,783)
現金及現金等額減少淨額		**(160)**	(2,273)
一月一日之現金及現金等額		**14,152**	16,425
滙率變動之影響		**1,556**	—
十二月三十一日之現金及現金等額		**15,548**	14,152
現金及現金等額結餘之分析			
現金及銀行結存		**15,548**	14,152

附註:

主要非現金交易

年內已發行普通股及可換股票據以收購Anglo Alliance Co., Ltd.及其附屬公司之100%股本權益。交易詳情已載於附註35「業務合併」。

綜合權益變動表

截至二零零五年十二月三十一日止年度

	本公司股權持有人應佔				
	股本	其他儲備	累積虧損	少數股東權益	權益總額
於二零零四年一月一日之結餘	35,151	1,032,822	(1,004,133)	—	63,840
本年度虧損	—	—	(9,931)	—	(9,931)
於二零零四年十二月三十一日之結餘	35,151	1,032,822	(1,014,064)	—	53,909
於二零零五年一月一日之結餘，根據上文	35,151	1,032,822	(1,014,064)	—	53,909
就可出售財務資產採納香港會計準則第39號之期初調整	—	120	—	—	120
就應收優先股股息採納香港會計準則第39號之期初調整	—	—	(2,081)	—	(2,081)
就於優先股之投資採納香港會計準則第39號之期初調整	—	—	25,139	—	25,139
於二零零五年一月一日之結餘，經重列	35,151	1,032,942	(991,006)	—	77,087
本年度虧損	—	—	(22,187)	—	(22,187)
發行股份 — 配售	6,549	69,639	—	—	76,188
發行股本 — 業務合併	57,465	205,216	—	—	262,681
可換股票據 — 權益部份，扣除稅項	—	29,984	—	—	29,984
換算匯兌	—	1,529	—	—	1,529
聯營公司儲備變動	—	1,566	—	—	1,566
於二零零五年十二月三十一日之結餘	99,165	1,340,876	(1,013,193)	—	426,848

友利控股有限公司(「本公司」)於二零零二年五月二十七日根據開曼群島公司法(二零零二年修訂本)(第22章)在開曼群島註冊成立為受豁免有限公司。

本公司之註冊辦事處位於Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies, Cayman Islands。

本公司於香港聯合交易所有限公司上市。

編撰綜合賬目時採納之主要會計政策載列如下。除另有指明者外,此等政策已應用至各呈報年度。

(a) 編製基準

友利控股有限公司之綜合賬目乃根據香港會計師公會頒佈之香港財務報告準則編製。綜合賬目根據歷史成本常規法編製,並就可供出售財務資產及按公平值列賬並在損益處理之財務資產之重估作出修訂。

(a) **編製基準**（*續*）

採納新訂／經修訂香港財務報告準則

本集團於二零零五年採納以下與其業務有關的新訂／經修訂香港財務報告準則及詮釋。二零零四年之比較數字已根據有關規定於需要時修訂：

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量報表
香港會計準則第8號	會計政策、會計估計的變更及誤差
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	匯率變動的影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關聯人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第31號	合資合營公司權益
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號（修訂本）	財務資產及財務負債之過渡及首次確認
香港財務報告準則第2號	以股份支付之款項
香港財務報告準則第3號	業務合併

採納新訂／經修訂之香港會計準則第1、2、7、8、10、16、17、21、23、24、27、28、31、33及38號並未導致本集團之會計政策出現重大變動。簡言之：

- 香港會計準則第1號影響少數股東權益、分佔聯營公司及共同控制企業除税後業績淨額及其他披露之呈列。

- 香港會計準則第2、7、8、10、16、17、23、27、28、31、33及38號並不會對本集團之政策造成重大影響。

- 香港會計準則第21號對本集團之政策並無重大影響。各綜合實體之功能貨幣已按經修訂準則的指引重新評估。

(a) **編製基準**（*續*）

採納新訂／經修訂香港財務報告準則（續）

— 香港會計準則第24號影響關聯方之身份及若干其他關聯方之披露。

採納香港財務報告準則第2號導致以股份支付的會計政策改變。直至二零零四年十二月三十一日，為僱員提供之購股權毋須計入收益表作開支。自二零零五年一月一日起，本集團將購股權按成本計入收益表為開支。自採納購股權計劃以來，本公司已發行合共277,400,000份購股權，該等購股權皆於二零零四年十二月一日授出並已於二零零五年一月一日前歸屬。本集團已採用香港財務報告準則第2號所載過渡條文，據此，並未對此277,400,000份購股權應用新確認及計量政策。

採納香港財務報告準則第32號及第39號導致有關按公平值列賬並在損益處理之財務資產及可供出售財務資產分類之會計政策有變，亦導致確認按公平值列賬之衍生金融工具及對沖活動之確認及計量方法有變。

採納香港財務報告準則第3號、香港會計準則第36號及香港會計準則第38號導致有關商譽之會計政策出現變動。直至二零零四年十二月三十一日為止，商譽以直線法於二十年內攤銷。

根據香港財務報告準則第3號之條文：

— 本集團自二零零五年一月一日起不再攤銷商譽；

— 由截至二零零五年十二月三十一日止年度起，商譽乃每年及於出現減值跡象時測試減值情況。

所有會計政策之變動均已遵守各準則之過渡條文（如適用）。本集團所採納之所有準則須作追溯應用，惟下列除外：

— 香港會計準則第39號－並不容許根據本準則以追溯基準確認、解除確認及計量財務資產及負債。

本集團已將先前之會計實務準則第24號「證券投資的入賬」應用至二零零四年比較資料之證券投資。對會計實務準則第24號與香港會計準則第39號間之會計差異作出所需之調整乃於二零零五年一月一日釐定及確認。

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(a) 編製基準（*續*）

採納新訂／經修訂香港財務報告準則（*續*）

— 香港財務報告準則第21號—針對商譽及公平值調整之預期會計處理方法，作為境外業務之一部分

— 香港財務報告準則第3號 — 二零零五年一月一日後預期應用

採納香港會計準則第39號導致二零零五年一月一日之期初儲備增加23,178,000港元，對二零零五年十二月三十一日及截至該日止年度之資產負債表之調整詳情如下：

	二零零五年
	千港元
應收優先股股息減少	**176**
可供出售財務資產增加	**360**
其他資產減少	**240**
投資於優先股增加	**63,578**
投資證券減少	**36,000**
應收優先股股息－非流動之減少	**2,081**
累計虧損增加	**27,441**
其他收入增加	**(2,000)**
行政費用減少	**(2,263)**
每股基本及攤薄盈利之減少	**0.06**

本集團不會提早採納下列已頒佈惟尚未生效之新標準或詮釋。採納該等標準或詮釋不會對本集團會計政策造成重大影響。

香港會計準則第19號（經修訂）	精算盈虧、集團計劃及披露
香港財務報告準則第6號	勘探及評估礦物資源
香港財務報告準則詮釋第3號	排放權
香港財務報告準則詮釋第4號	釐定安排是否包含租約
香港財務報告準則詮釋第5號	解除、恢復及環境復康基金所產生權益之權利
香港財務報告準則第7號（經修訂）	金融工具披露
香港財務報告準則第39號（經修訂）	預測集團內部交易之現金流量對沖會計處理方法
香港會計準則第39號（經修訂）	公平值期權
香港會計準則第39號及香港財務報告準則第4號（經修訂）	財務擔保合約

(b) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。

(ii) 附屬公司

附屬公司指本公司直接或間接控制過半數投票權，並有權支配財務及經營政策、委任或撤除董事會大部份成員，或在董事會會議控制大多數票之公司。

年內所收購或出售之附屬公司之業績均由實際收購日起計入綜合收益表或計至實際出售日止(視情況而定)。

本集團收購附屬公司乃利用買入會計法處理。收購成本乃按互換日期所提供資產、所發行股本工具及所產生或承擔負債的公平值，另加收購直接引致的成本計算。不論少數股東權益之多寡，業務合併時所收購的可識別資產或所承擔負債及或然負債，初步均以收購日期的公平值計量。收購成本超出本集團所佔所收購可識別資產淨值之公平值部分，乃記錄為商譽。倘收購成本低於所購入附屬公司資產淨值的公平值，其差額會直接於收益表中確認。

所有集團內公司間之重大交易及集團內結存均已於綜合賬目時對銷。

出售附屬公司之損益指出售所得款項與本集團分佔其資產淨值及任何未攤銷商譽或負商譽及任何相關累積外幣換算儲備。

在本公司之資產負債表，於附屬公司之投資乃按成本減去減值虧損撥備入賬。本公司乃按已收及應收股息計算附屬公司之業績。

2. 主要會計政策(續)

(b) 集團會計*(續)*

(iii) 聯營公司及共同控制企業(「共同控制企業」)

聯營公司及共同控制企業指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。於聯營公司及共同控制企業投資以權益會計法入賬，初始以成本確認。本集團於聯營公司及共同控制企業之投資包括收購時已識別的商譽(扣除任何累積減值虧損)。

本集團應佔收購後聯營公司及共同控制企業的溢利或虧損於收益表內確認，而應佔收購後儲備的變動則於儲備內確認。投資賬面值會根據累積之收購後儲備變動而作出調整。如本集團應佔聯營公司及共同控制企業之虧損等於或超過其在聯營公司或共同控制企業之權益，包括任何其他無抵押應收款項，本集團不會確認進一步虧損，除非本集團已代聯營公司或共同控制企業承擔責任或作出付款。

本集團與聯營公司或共同控制企業之間交易的未實現收益按集團在聯營公司或共同控制企業權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司及共同控制企業的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

(c) 物業、廠房及設備

物業、廠房及設備(包含租約土地及樓宇及廠房設備以及其他資產)按原值減累積折舊及累積減值虧損入賬。

其後成本只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠計量時，才包括在資產的賬面值或確認為獨立資產(按適用)。所有其他維修及保養在產生的財政期間內於收益表支銷。

(c) **物業、廠房及設備**(續)

物業、廠房及設備折舊乃採用直線法按下列估計各項資產之可使用年期計算,以分配成本或重估金額至資產之餘值:

位於香港以外地區之土地及樓宇	25年
機器、設備及其他資產	3至10年

資產之餘值與可使用年期於各結算日評審並於適當時調整。

如資產賬面值超過估計可收回金額,資產賬面值乃即時撇減至可收回金額。

(d) **租約**

經營租約

凡資產擁有權之絕大部分風險及回報仍由出租公司承擔之租約均視作經營租約。經營租約租金在扣除來自出租公司之任何優惠後按租期以直線法自損益賬扣除。

融資租約

由本集團承擔絕大部份所有權風險及回報的租約均為融資租約。融資租約之價值乃在租賃開始時按租約資產之公平值與最低租金的現值較低者入賬。每期租金均分攤為負債及財務費用,並藉此制定對負債餘額之穩定利息率。相應之租金責任(扣除財務費用)乃計入流動及非流動負債。融資費用之利息部份將在有關租期於收益報表中確認,並藉此制定每個期間對負債餘額之穩定利息率。根據融資租約收購之投資物業按公平值列賬。

2 主要會計政策(續)

(e) 無形資產

(i) 商譽

商譽乃指收購代價超逾本集團佔所收購附屬公司／聯營公司之可識別資產淨值於收購當日之公平值之數額。收購附屬公司的商譽包括在「無形資產」內。收購聯營公司的商譽包括在「於聯營公司之投資」內。獨立確認之商譽每年進行減值測試，並按成本減累積減值虧損列賬。商譽之減值虧損不予撥回。出售某實體的盈虧包括與被出售實體有關的商譽的賬面值。

商譽會分配至創現單位以進行減值測試。該分配對像為於產生商譽之業務合併中受惠的創現單位或創現單位組別。本集團分配商譽至其營業國家之各業務分部。

(ii) 節目及電影版權

自外界收購之節目及電影版權乃按收購成本加改進電影成本減攤銷及累積減值虧損(如有)入賬。

自製節目及電影產品為已完成節目及電影，並按原值及未變現淨值之較低者入賬。節目及電影產品(包括製作成本、服務成本、直接勞力成本、於製作單一節目或單一電影時運用之設施及原料)乃根據按節目或按電影之基準入賬。

節目及電影版權之成本按彼等之預期經濟利益期間(介乎2年至10年)以估計未來收益之比例計入損益賬。倘估計未來收益與過往之估計有不利差異，則將計入額外攤銷。估計未來收益將按單一節目或按單一電影之基準定期檢討。

主要會計政策（續）

(e) **無形資產**（*續*）

(ii) ***節目及電影版權***（*續*）

倘節目及電影版權獲出售，則該等節目及電影版權之賬面值乃於確認有關收益之年度確認為開支。任何節目或電影版權撇減至可變現淨值之數額及節目及電影版權之一切虧損均於出現撇減或虧損之年度確認為開支。因可變現淨值增加而導致節目及電影版權之任何撇減撥回之數額乃確認為於撥回年度確認為開支之節目及電影版權撇減減少之數額。

(iii) ***製作中節目及電影***

製作中節目及電影乃以按單一節目或按單一電影之基準計算，並按原減去價值之任何減值虧損入賬。製作中節目及電影製作之成本（包括製作成本、服務成本、直接勞工成本、於製作節目或電影時運用之設施及原料）於完成製作後，將重新分類為節目或電影版權。

(f) **財務資產**

二零零四年一月一日至二零零四年十二月三十一日：

本公司將投資證券（不包括附屬公司及聯營公司）分為非買賣證券及買賣證券。

(i) ***投資證券***

投資證券指擬持續策略性持有或長期持有之上市及非上市股本證券投資，按個別投資項目之原值減去減值虧損撥備入賬。

個別投資之賬面值在每個結算日均作檢討，以評估其公平價值是否已下調至低於賬面值。當出現非暫時性之下調，則該等證券之賬面值須削減至其公平價值。減值虧損於損益賬確認為開支。倘導致撇減或撇銷之情況或事件不再存在，而且有充份證據顯示新情況或新事件將於可見將來持續出現，則會在損益賬撥回上述減值虧損。

主要會計政策（續）

(f) 財務資產（*續*）

(ii) 短期投資

短期投資按結算日之公平價值列賬。短期投資因公平價值改變而出現之未變現盈虧於產生期間在損益賬確認。出售短期投資出現之損益指出售所得款項淨額與賬面值之差額，並在產生時於損益賬確認。

二零零五年一月一日起：

本集團將其投資分類如下：按公平值列賬並在損益處理之財務資產、貸款及應收款項及可供出售財務資產。分類方式視乎購入投資目的而定。管理層在初步確認時釐定其投資的分類，並於每個報告日期重新評估有關指定。

(i) 按公平值列賬並在損益處理之財務資產

此類資產再細分為兩類：持作買賣財務資產及於開始時指定為按公平值列賬並在損益處理。財務資產若在購入時主要用作在短期內出售或由管理層如此指定，則分類為此類別。衍生工具除非被指定為對沖，否則亦分類為持作買賣。在此類別的資產若為持作買賣或預期將於結算日後12個月內變現，則分類為流動資產。

(ii) 貸款及應收款項

貸款及應收款項為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。此等款項在本集團直接向債務人提供金錢、貨品或服務而無意將該應收款項轉售時產生。此等款項包括在流動資產內，但到期日由結算日起計超過12個月者，則分類為非流動資產。貸款及應收款項列在資產負債表中貿易及其他應收款項內。

(iii) 可供出售財務資產

可供出售財務資產為非衍生工具，被指定為此類別或並無分類為任何其他類別。除非管理層有意在結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。

[illegible]

(f) 財務資產（*續*）

投資的買賣在交易日確認－交易日指本集團承諾購入或出售該資產之日。對於並非按公平值列值並在損益處理之所有財務資產，投資初始成本按公平值加交易成本確認。當從投資收取現金流量的權利經已到期或經已轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，投資即終止確認。按公平值列賬並在損益處理之財務資產及可供出售財務資產其後按公平值列賬。貸款及應收款項利用實際利息法按攤銷成本列賬。因為「按公平值列賬並在損益處理之財務資產」類別的公平值變動而產生的已實現及未實現盈虧，列入產生期間的收益表內。被分類為可出售的非貨幣證券公平值變動產生的未實現盈虧，在權益中確認。當分類為可出售的證券被售出或減值時，累積公平值調整列入收益表作為投資證券的盈虧。

有報價投資的公平值根據當時的買盤價計算。無活躍市場報價而公平值無法可靠計量之可供出售財務資產按成本減累積減值列賬。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可出售的股權證券，在釐定證券是否已經減值時，會考慮證券公平值有否大幅或長期跌至低於其成本值。若可供出售財務資產存在此等證據，累積虧損－按收購成本與當時公平值的差額，減該財務資產之前在收益表確認的任何減值虧損計算－自權益中剔除並在收益表列賬。在收益表確認的股本工具減值虧損不會透過收益表撥回。

(g) 存貨

存貨按成本值及可變現淨值兩者中之較低者入賬。成本值按先入先出法計算，當中包含軟件方案。可變現淨值則以估計銷售所得款項減去預期銷售費用計算。

主要會計政策(續)

(h) 外幣換算

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以本公司的功能和列賬貨幣港元列賬。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外,結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在收益表確認。

非貨幣財務資產及負債(例如所持有按公平值列賬並於損益處理的權益工具)的換算差額在損益中呈報為公平值盈虧的一部份。非貨幣財務資產及負債(例如分類為可供出售財務資產的權益工具)的換算差額包括在權益的公平值儲備內。

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣:

(a) 每份呈報的資產負債表內的資產和負債按該結算日的收市匯率換算;

(b) 每份收益表內的收支按平均匯率換算(除非此平均匯率並不代表交易日期匯率的累積影響的合理約數;在此情況下,收支項目按交易日期的匯率換算);及

(c) 所有由此產生的匯兑差額確認為權益的獨立組成項目。

(h) 外幣換算 *(續)*

(iii) 集團公司 *(續)*

在綜合賬目時，換算海外業務的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兑差額列入股東權益。當售出一項海外業務時，該等匯兑差額在收益表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市匯率換算。

(i) 應收賬項

應收賬項及其他應收款初步以公允價值入賬，其後以實際利率法計算的攤餘成本扣除減值準備計量。當有客觀證據證明本集團將未能根據應收款原有條款收回全數時，就應收賬項及其他應收款之減值作出撥備。此撥備額即資產帳面值與以實際利率折現的預期未來現金流量之現值之間的差額。撥備額於收益表確認。

(j) 現金及現金等額

現金及現金等額以成本計入資產負債表。為編製現金流量報表，現金及現金等額包括手頭現金及銀行通知存款。

(k) 撥備

撥備乃於本集團由於過往事件而導致出現目前之法律或推定責任，而承擔責任可能引致資源外流，且款項可確切預計時進行確認。

(l) 或然負債及或然資產

或然負債乃因過往事件而可能出現之債務，而僅視乎日後會否出現一件或以上非本集團可完全控制之事件方可作實；亦可指因過往事件而產生，但由於不大可能引致經濟資源外流或不能確切預計該債務之數額而未確認之目前債務。

2. 主要會計政策（續）

(l) 或然負債及或然資產*（續）*

或然負債不會確認入賬，但會於賬目附註中披露。倘經濟資源外流之可能性出現變化，致使可能導致經濟資源外流，則會確認為撥備。

或然資產乃因過往事件而可能出現之資產，而僅視乎日後會否出現一件或以上非本集團可完全控制之事件方可作實。

或然資產不會確認入賬，但於可能接收外來經濟利益時在賬目附註中披露。倘可實際確定接收外來經濟利益，則會確認為資產。

(m) 遞延税項

遞延税項採用負債法就資產及負債之税基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。主要暫時差異來自結轉税項虧損遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可動用之暫時差異抵銷而確認。

附屬公司及聯營公司投資之遞延税項乃就投資產生之暫時差異而撥備，但假若可以控制暫時差異之撥回，並有可能在可預見未來不會撥回則除外。

(n) 收入確認

收益包括出售貨品及服務之已收取或應收取代價之公平值，並扣除增值税、回扣和折扣。

貨品銷售所得之收入於擁有權之風險及回報轉讓時確認，一般與貨品付運予客戶及所有權移交同時發生。

管理費收入於提供相關服務時按應計基準計算。

證券買賣收入於所有權轉移時確認。

(n) 收入確認（*續*）

利息收入以未償還本金及實際適用利率按時間比例計算。

股息收入乃於收取股息之權利確立時確認。

媒體收入包括銷售電視節目收益、廣告及佣金收入與及批授及轉授節目及電影版權之特許權。

銷售電視節目所得之收入於擁有權之風險及回報轉讓時確認，一般與電視節目交付客戶及所有權移交同時發生。

廣告及佣金收入於提供服務及能可靠地衡量收益時確認。

授出或轉授節目及電影版權之收入根據有關合約之條款於預錄影音產品及錄像正片使用之材料交付予客戶時確認。

倘授出及轉授電影版權須視乎票房收益而定，則收入僅於可能將收取授權費用時確認，即一般於事件發生時確認。

(o) 僱員福利

(i) 僱員所享有假期

僱員所享有年假及長期服務假期於計算僱員有關假期時確認，並就僱員截至結算日所提供之服務估計年假及長期服務假期所引致之負債而作出撥備。

僱員之病假、產假及其他不可累積之補假乃於僱員休假時方才確認。

2. 主要會計政策(續)

(o) 僱員福利(*續*)

(ii) 退休福利成本

本集團根據強制性公積金計劃條例，為所有合資格僱員設立定額供款退休福利計劃(「強積金計劃」)。強積金計劃已於二零零零年十二月一日起生效。有關供款按有關僱員之基本薪金若干百分比計算，並於根據強積金計劃規則應付時自損益賬扣除。強積金計劃之資產由獨立管理基金持有，與本集團資產分開管理。本集團之僱主供款一旦根據強積金計劃作出，即屬僱員所有，惟倘僱員在可全數收取供款前離職，則本集團之僱主自願供款將根據計劃規則退還予本集團。

本公司於中華人民共和國(不包括香港)(「中國」)之附屬公司均參與中國(不包括香港)政府設立之國家管理退休福利計劃。該退休福利計劃之供款即該等附屬公司須向該計劃支付之供款額，乃根據附屬公司僱員薪金之若干百分比計算，並於作出供款之期間自損益賬扣除。

(iii) 以股份支付之薪酬

本集團設有一項以權益結算、以股份支付之薪酬計劃。僱員為獲取授予購股權而提供的服務的公平值確認為開支。在歸屬期間內將予支銷的總金額參考授予的購股權的公平值釐定，不包括任何非市場歸屬條件(例如盈利能力和銷售增長目標)的影響。非市場歸屬條件包括在有關預期可予以行使的購股權數目的假設中。在每個結算日，實體修訂其對預期可予以行使購股權數目的估計。本集團在收益表確認對原估算修訂(如有)的影響，並按餘下歸屬期對權益作出相應調整。

在購股權行使時，收取的所得款項扣除任何直接應佔的交易成本後，撥入股本(面值)和股份溢價。

(o) 僱員福利（續）

(iii) 以股份支付之薪酬（續）

於本年度，本集團已應用香港財務報告準則第2號「以股份支付」，該準則規定倘本集團購買貨品或獲取服務以交換股份或股份之權利（「權益結算交易」），或以交換價值相當於指定數目之股份或股份之權利之其他資產（「現金結算交易」），則須確認開支。香港財務報告準則第2號對於本集團之主要影響乃有關本公司董事及僱員之購股權於授出日期釐定之公平值按歸屬期支銷。在應用香港財務報告準則第2號以前，本集團僅於此等購股權獲行使後始確認其財務影響。本集團已根據香港財務報告準則第2號之過渡條文並無對於二零零二年十一月七日後授出及於二零零五年一月一日尚未歸屬之購股權應用香港財務報告準則第2號。比較數字並無重列。

(p) 借貸

借貸最初按公平值確認，並扣除已產生之交易成本。交易成本為直接與收購、發行或出售財務資產或財務負債有關之增值成本，包括支付予代理、顧問、經紀及交易商之費用及佣金，監管機關及證券交易所之收費，以及轉讓税項和税收。借貸隨後以攤銷成本列賬，收益（經扣除交易成本）與贖回值之間的任何差異，使用實際利率法於借貸期內在損益表中確認。

可換股票據的負債部份之公平值乃以相等的非可換股票據之市場利率予以釐定。該金額乃按攤銷成本基準直至該等債券因兑換而失效或到期。所得款項餘下部份扣除所得税後撥入換股部份，並列賬於股東權益下。

除非本集團有權無條件將債務結算日期遞延至結算日後至少十二個月，否則借貸將被劃分為流動負債。

(q) 分部報告

業務分部指從事提供產品或服務的一組資產和業務，各業務分部的風險和回報不盡相同。地區分部指在某個特定經濟環境中從事提供產品或服務，在各經濟環境中營運的分部的風險和回報不盡相同。

2 主要會計政策(續)

(q) 分部報告*(續)*

根據本集團之內部財務報告，本集團決定以業務分部資料作為主要呈報方式，而地區分部資料則為次要呈報方式。

(r) 資產之減值

無限定使用年期之資產無需攤銷，但至少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。需作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為准。於評估減值時，資產將按可識別現金流量(創現單位)的最低層次組合。於各報告日期均會檢討蒙受減值之商譽以外的非財務資產，以得知是否可以撥回減值。

(s) 股本

普通股乃列作權益。

優先股乃列作權益，因為發放現金或另一財務資產，或將財務資產或財務負債與另一實體交換(條件可能對本公司潛在不利)不屬約定責任。

直接有關發行新股或購股權之遞增成本於權益列示為所得款項扣減額，扣除稅項。

(i) 財務風險因素

本集團的活動承受著多種的財務風險：利率風險、信貸風險、流動資金風險及外匯風險。本集團的整體風險管理計劃專注於金融市場之不確定因素及尋求儘量減低對本集團財務表現的潛在不利影響。

(a) 利率風險

由於本集團並無重要之計息資產，本集團之收入及營運現金流量基本上不受市場利率變動之影響。本集團通過按固定利率發出借貸來管控其現金流量利率風險。

(b) 信貸風險

本集團之信貸風險並無過份集中。銀行及現金結餘、應收賬款及其他應收款項指本集團在財務資產方面的最高信貸風險。本集團設有政策限制其面對任何財務機構之信貸風險金額。本集團亦設有政策確保向具備合適信貸歷史之客戶銷貨而本集團亦定期評估客戶之信用。

(c) 外匯風險

本集團主要在中國經營業務，主要面對人民幣兑港元之外匯風險。

本集團並無使用遠期合約、貨幣借貸或其他方法來對沖外匯風險。本集團所使用貨幣主要為人民幣及港幣，而兩者均與美元掛鉤，年內匯率相對穩定。

(d) 流動資金風險

本集團通過維持充裕營運所需現金及提用銀行貸款（必要時）來管控其流動資金狀況。

3 財務風險管理(續)

(ii) 公平值估計

於交投活躍之市場(如公開交易之衍生金融工具及交易證券)之公平值乃按結算日之市場報價計算。本公司就所持財務資產而使用之市場報價為現行買入價;財產負債之適當市場報價為現行賣出價。

並非在活躍市場買賣的金融工具(如場外買賣衍生工具)的公平值以估值法釐定。本集團使用多種方法並根據每個結算日當時的市況作出假設。長期債務利用類似工具的市場報價或交易商報價釐定。估計貼現現金流量等其他方法則用作釐定其餘金融工具的公平值。利率掉期的公平值按估計未來現金流量的現值計算。遠期外匯合約的公平值利用結算日遠期市場匯率釐定。

本集團財務資產之賬面值主要包括銀行及現金結餘、應收賬款及應收票據、其他應收款項,而財務負債則主要包括應付賬款及應付票據、短期銀行貸款。因於短期內到期,故其賬面值與公平值相若。

為披露而估計財務負債之公平值時,乃將未來合約現金流量按類似金融工具目前可為本集團帶來之市場利率貼現。

4 關鍵會計估算

估算和判斷會被持續評估,並根據過往經驗和其他因素進行評價,包括在有關情況下相信為合理的對未來事件的預測。

本集團對未來作出估算和假設。所得的會計估算如其定義,很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下。

(i) 商譽及無形資產之估計減值

本集團每年根據附註2e(i)所述之會計政策進行測試以得知商譽有否減值,並於出現減值跡象時測試須予攤銷之無形資產。創現單位之可收回金額乃根據在用價值計算,進行計算時須用上估計。

(ii) 收回應收優先股股息之成數

應收優先股股息之可收回金額於考慮估計未來現金流量(按税前貼現率貼現至現值)後評估。該貼現率反映當前市場對金錢時值之評估及其特定風險。

本集團主要從事媒體相關業務、家用影音器材及元件之貿易，證券買賣及提供電腦電話整合工程及IP相關服務。年內確認之收入如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
營業額		
媒體	**10,359**	—
銷貨	**19,384**	18,180
股票買賣	**1,387**	16,561
提供電腦電話整合工程及IP相關服務	**2,561**	3,889
	33,691	38,630
其他收入：		
聯營公司優先股股息收入	**5,036**	5,813
按公平值列賬並在損益處理之財務資產之未變現收益	**2,000**	—
保養服務收入	**381**	—
佣金收入	**—**	65
利息收入	**3,098**	36
來自以下公司之管理費收入：		
聯營公司	**—**	144
其他	**—**	212
雜項	**16**	10
	10,531	6,280
收入總額	**44,222**	44,910

分部資料

主要報告形式 — 業務分部

本集團分為四個主要業務分部：

(i) 媒體相關業務 — 製作電視劇、電影製作投資、廣告代理及廣告製作；

(ii) 家用音響 — 家用影音器材及元件之貿易；

(iii) 電訊 — 提供電腦電話整合工程及IP相關服務；及

(iv) 股票買賣 — 證券買賣。

各業務分部間概無銷售活動。

主要報告形式 — 業務分部（續）

	二零零五年				
	傳媒相關業務 千港元	家用音響 千港元	電訊 千港元	股票買賣 千港元	總計 千港元
營業額	10,359	19,384	2,561	1,387	33,691
分部業績	4,747	(3,700)	60	(48)	1,059
貿易應收賬撇銷					(30)
攤薄聯營公司權益收益淨額					10,637
匯兑差異收益					2,205
未分配成本					(10,171)
					3,700
經營溢利					(3,634)
分佔共同控制企業虧損	(13,700)	–	–	–	(13,700)
未分配分佔聯營公司虧損					(8,223)
除税前虧損					(21,857)
税項					(330)
年度虧損					(22,187)
少數股東權益					–
本公司股權持有人應佔虧損					(22,187)
分部資產	277,852	4,665	4,433	12,000	298,950
於聯營公司權益					19,663
於共同控制企業權益					
— 流動					67,692
— 非流動					56,130
未分配資產					90,583
總資產					533,018
分部負債	23,440	255	472	–	24,167
未分配負債					82,003
					106,170
資本開支					
分配	63,453	–	–	–	63,453
未分配	–	–	–	–	245
折舊					
分配	–	181	72	–	253
未分配	–	–	–	–	23
攤銷					–

3 分部資料(續)

主要報告形式 — 業務分部*(續)*

	二零零四年			
	家用音響 千港元	電訊 千港元	股票買賣 千港元	總計 千港元
營業額	18,180	3,889	16,561	38,630
分部業績	(3,092)	(354)	1,249	(2,197)
短期投資未變現虧損撥回				3,946
壞賬撇銷				(1,589)
攤薄聯營公司權益 收益淨額				14,289
出售附屬公司虧損				(836)
合營公司企業投資減值				(2,468)
未分配成本				(2,552)
				8,593
融資費用				(2,563)
未分配分佔聯營公司虧損				(14,869)
除税前虧損				(8,839)
税項				(1,092)
年度虧損				(9,931)
少數股東權益				—
本公司權益持有人 應佔虧損				(9,931)
分部資產	21,168	5,229	535	26,932
於聯營公司之投資				15,683
未分配資產				51,699
總資產				94,314
分部負債	32,313	755	1,534	34,602
未分配負債				5,803
				40,405
資本開支				
分配				0
未分配				517
折舊				
分配	262	29	—	291
未分配				134
攤銷				52

次要報告形式 — 地區分部

本集團於兩大地區經營：

(i) 香港 — 家用影音器材及元件之貿易及股票買賣；及

(ii) 中國大陸 — 媒體業務及提供電腦電話整合工程及IP相關服務。

地區分部之間概無銷售活動。

	二零零五年			
	營業額 千港元	分部業績 千港元	資產總值 千港元	資本開支 千港元
香港	20,771	(1,098)	107,249	245
中國大陸	12,920	4,798	406,106	253,251
	33,691	3,700	513,355	253,496
於聯營公司權益			19,663	
			533,018	

[illegible]

次要報告形式 — 地區分部（*續*）

	二零零四年			
	營業額	分部業績	資產總值	資本開支
	千港元	*千港元*	*千港元*	*千港元*
香港	34,741	8,947	71,766	517
中國大陸	3,889	(354)	6,865	—
	38,630	8,593	78,631	517
於聯營公司權益			15,683	
			94,314	

[illegible]

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
下列項目之利息開支：		
銀行貸款	**48**	—
其他貸款	**—**	—
可換股票據之估算利息	**3,069**	—
應付同系附屬公司款項		
— 須於一年內償還	**517**	396
— 須於一至五年內全數償還	**—**	2,167
	3,634	2,563

除稅前虧損已計入及扣除下列各項：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
計入		
各項其他經營費用淨額包括：		
存貨撥備撥回	—	116
撥回短期投資之未變現虧損	—	3,946
增值稅退稅	—	323
扣除		
出售存貨成本	**26,233**	18,049
提供服務成本	**826**	2,407
折舊	**295**	425
核數師酬金	**2,305**	495
經營租約租金－土地及樓宇	**1,518**	703
出售附屬公司虧損	**115**	836
員工成本（不包括董事酬金*（附註2(a)）*）：		
工資及薪金	**3,293**	2,099
未動用年假	—	19
離職補償	—	58
長期服務金		
對定額供款強制性公積金之供款：		
本年度	**102**	73
去年撥備不足	—	57
無形資產攤銷：		
商譽	—	52
節目及電影版權	**5,265**	—
存貨撇銷	—	112
應收帳款減值撥備	**626**	—
應收帳款撇銷	**30**	1,589
出售物業、廠房及設備之虧損	—	47
合營公司投資按金撥備	—	2,468
匯兌虧損，淨額	**(2,205)**	124

香港利得稅乃按年內估計應課稅溢利按17.5%（二零零四年：17.5%）稅率撥備。香港以外地區之利得稅乃就本年度估計應課稅溢利案本集團業務所在地區／國家之通行稅率計算。

[illegible] 稅項（續）

本集團之除稅前虧損之稅項與使用本公司所在國家之稅率所得出之理論金額如下：

	二零零五年 *千港元*	二零零四年 *千港元*
除稅前虧損	**(21,857)**	(8,839)
按17.5%（二零零四年：17.5%）之稅率計算之稅項	**(3,825)**	(1,547)
其他國家不同稅率之影響	**(1,544)**	1,342
毋須納稅之收入	**(4,607)**	(3,550)
不可扣稅之開支	**5,833**	4,490
未獲確認之稅務虧損	**4,473**	357
稅項開支	**330**	1,092

倘若透過未來應課稅溢利實現相關稅務優惠之可能性並不肯定時，則不會就結轉稅項虧損確認遞延所得稅資產。於二零零五年十二月三十一日，本集團有為數約277,959,000港元（二零零四年：274,321,000港元）之未確認稅項虧損結轉以抵銷未來應課稅收入，當中有16,452,000港元之稅項虧損將會於二零零九年屆滿。其餘稅項虧損可無限期結轉，惟須得稅務局批准。

[illegible] 普通股股東應佔虧損

於本公司賬目入賬之普通股股東應佔虧損為6,375,000港元（二零零四年：1,827,000港元虧損）。

[illegible] 每股虧損

基本

每股基本虧損乃將本公司股權持有人應佔虧損除以年內已發行普通股之加權平均數而得出。

	二零零五年	二零零四年
本公司股權持有人應佔虧損（*千港元*）	**22,187**	9,931
已發行普通股之加權平均數（*千*）	**7,355,352**	3,274,293
每股基本虧損（*每股港仙*）	**0.30**	0.30

攤薄

每股攤薄虧損乃按全部具攤薄影響之潛在普通股獲轉換的假設而對已發行普通股之加權平均數作出調整後得出。本公司有兩類具攤薄影響之潛在普通股：可換股債務及購股權。可換股票據乃假設已轉換為普通股。就購股權而言，本集團根據未行使購股權隨附之認購權的貨幣價值，釐定以公平值(即本公司股份之平均全年市場股價)收購之股份數目。按上文所述而計算之股份數目乃與假設購股權獲行使而發行之股份數目作比較。

於二零零五年十二月三十一日概無來自所授出購股權及可換股票據之潛在普通股。轉換本公司所授出購股權而產生之潛在普通股及可換股票據將對截至二零零五年十二月三十一日止年度每股虧損具反攤薄效應。

(a) 董事酬金

年內應付本公司董事之酬金總額如下：

	二零零五年	二零零四年
	千港元	*千港元*
袍金：		
非執行董事	**696**	471
其他酬金：		
執行董事		
基本薪金、房屋福利與其他津貼及實物利益	**4,347**	2,305
強制性公積金供款	**35**	15
	5,078	2,791

12 董事及高級管理層酬金(續)

(a) 董事酬金(續)

各董事於截至二零零五年十二月三十一日止年度之薪酬如下：

董事姓名	袍金	薪酬	酌定花紅	其他福利	退休金計劃之僱主供款	總額
高振順先生	–	2,053	79	–	12	2,144
董平先生*	–	660	–	–	–	660
沈嘉奕先生*	–	880	–	–	11	891
蔡東豪先生	120	600	75	–	12	807
張釗榮先生	144	–	–	–	–	144
Mr. Wilton Timothy Carr Ingram先生	144	–	–	–	–	144
黃友嘉博士	144	–	–	–	–	144
袁健先生	144	–	–	–	–	144

* 於二零零五年獲委任

各董事於截至二零零四年十二月三十一日止年度之薪酬如下：

董事姓名	袍金	薪酬	酌定花紅	其他福利	退休金計劃之僱主供款	總額
高振順先生	–	1,776	79	–	12	1,867
蔡東豪先生	–	450	–	–	3	453
張釗榮先生	144	–	–	–	–	144
Mr. Wilton Timothy Carr Ingram先生	144	–	–	–	–	144
黃友嘉博士	144	–	–	–	–	144
袁健先生	144	–	–	–	–	144

(a)　董事酬金 *(續)*

(a)　除上文呈列者外，於二零零四年及二零零五年：

(i)　並無任何有關董事訂立安排放棄或同意放棄任何酬金；

(ii)　本集團概無向董事支付酬金作為加入本集團之獎勵或失去職位之補償；及

(iii)　本公司並無向董事授出購股權。

(b)　五名最高薪人士

本集團年內五名最高薪酬之人士包括三名(二零零四年：兩名)董事，其酬金見上文呈報之分析。其餘兩名(二零零四年：三名)人士年內之應收酬金如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
基本薪金、房屋福利與其他津貼及實物利益	**615**	862
強制性公積金供款	**24**	36
	639	898

酬金所屬組別如下：

	本集團	
	二零零五年	二零零四年
酬金組別		
零至1,500,000港元	**2**	3
1,500,001港元至2,000,000港元	**–**	–
	2	3

物業、廠房及設備

	本集團		
	於香港以外之樓宇	機器、設備及其他資產	總計
	千港元	*千港元*	*千港元*
原值			
於二零零五年一月一日	**2,907**	**8,318**	**11,225**
添置	**—**	**245**	**245**
撇銷	**—**	**(76)**	**(76)**
出售附屬公司 *(附註32(b))*	**(2,907)**	**—**	**(2,907)**
於二零零五年十二月三十一日	**—**	**8,487**	**8,487**
累積折舊			
於二零零五年一月一日	**810**	**7,895**	**8,705**
年內支出	**19**	**276**	**295**
撇銷	**—**	**(306)**	**(306)**
出售附屬公司 *(附註30(b))*	**(829)**	**—**	**(829)**
於二零零五年十二月三十一日	**—**	**7,865**	**7,865**
賬面淨值：			
於二零零五年十二月三十一日	**—**	**622**	**622**

	本集團		
	於香港以外樓宇	機器、設備及其他資產	總計
	千港元	*千港元*	*千港元*
原值			
於二零零四年一月一日	2,907	8,518	11,425
添置	—	517	517
撇銷	—	(367)	(367)
出售	—	(250)	(250)
出售附屬公司 *(附註32(b))*	—	(100)	(100)
於二零零四年十二月三十一日	2,907	8,318	11,225
累積折舊			
於二零零四年一月一日	696	8,169	8,865
年內支出	114	311	425
撇銷	—	(367)	(367)
出售	—	(203)	(203)
出售附屬公司 *(附註32(b))*	—	(15)	(15)
於二零零四年十二月三十一日	810	7,895	8,705
賬面淨值：			
於二零零四年十二月三十一日	2,097	423	2,520

295,000港元(二零零四年：425,000港元)之折舊開支已於行政費用內支銷。

無形資產

	商譽	節目及 電影版權	製作中的 節目及電影	總計
	千港元	千港元	千港元	千港元
於二零零四年一月一日				
成本	2,075	—	—	2,075
累積攤銷	(390)	—	—	(390)
賬面淨值	1,685	—	—	1,685
截至二零零四年十二月三十一日止年度				
期初賬面淨值	1,685	—	—	1,685
出售附屬公司	(1,633)	—	—	(1,633)
攤銷開支 *(附註8)*	(52)	—	—	(52)
期末賬面淨值	—	—	—	—
於二零零四年十二月三十一日				
成本	2,075	—	—	2,075
累積攤銷	(442)	—	—	(442)
出售附屬公司	(1,633)	—	—	(1,633)
賬面淨值	—	—	—	—
截至二零零五年十二月三十一日止年度				
期初賬面淨值	—	—	—	—
收購附屬公司 *(附註32(c))*	189,798	—	—	189,798
添置 *(附註36(ii))*	—	50,591	12,862	63,453
匯兑儲備調整	—	(29)	—	(29)
攤銷開支	—	(5,265)	—	(5,265)
期末賬面淨值	189,798	45,297	12,862	247,957

	商譽	節目及電影版權	製作中的節目及電影	總計
	千港元	千港元	千港元	千港元
於二零零五年十二月三十一日				
成本	189,798	50,562	12,862	253,222
累積攤銷	—	(5,265)	—	(5,265)
賬面淨值	189,798	45,297	12,862	247,957

二零零四年，尚未直接於儲備內確認之正商譽以直接法於二十年內攤銷。於截至二零零四年十二月三十一日止年度之正商譽攤銷乃以「其他經營開支」於綜合收益表內列賬。

如於附註2e(i)內進一步闡釋，由二零零五年一月一日起，本集團不再攤銷商譽。根據香港財務報告準則第3號所載過渡條文，商譽於二零零五年一月一日之累計攤銷已與當日之商譽成本對銷。

攤銷5,265,000港元(二零零四年：無)乃計入銷售成本。

含商譽創現單位之減值測試

根據經營地點及業務分部，商譽分配到經辨認之創現單位：

	二零零五年	二零零四年
	千港元	千港元
媒體相關業務－中國大陸	**189,798**	—

媒體相關業務－中國大陸

創現單位之可收回款額乃根據在用價值計算。計算乃使用根據管理層批准之五年財政預算案而作出之現金流預測。五年後之現金流則按下列估計比率推算。增長率不超逾該創現單位所經營業務之長期平均增長率。

16. 無形資產(續)

媒體相關業務－中國大陸 *(續)*

計算在用價值之主要假設：

	二零零五年	二零零四年
	%	%
－毛利率	**27**	不適用
－增長率	**0**	不適用
－貼現率	**15**	不適用

管理層按過去表現及對市場發展之期望釐定預算毛利率。所用之加權平均增長率乃於業界報告所載之預測一致。所用貼現率乃除税前及反映與相關分部有關之特定風險。

[illegible] 於附屬公司之投資

	本公司	
	二零零五年	二零零四年
	千港元	*千港元*
非上市股份，按原值	**193,018**	193,018
減值虧損撥備	**(140,000)**	(140,000)
	53,018	53,018
應收附屬公司款項－非流動	**372,619**	—
	425,637	53,018

與附屬公司之結餘為無抵押及不計息，且毋須於一年內償還。

主要經營附屬公司資料載於賬目附註40。

	本集團	
	二零零五年 *千港元*	二零零四年 *千港元*
年初	**7,660**	8,240
分佔聯營公司虧損	**(8,223)**	(14,869)
攤薄聯營公司權益之收益淨額	**10,637**	14,289
分佔僱員購股權計劃所得款項	**1,566**	—
分佔資產淨值	**11,640**	7,660
收購聯營公司時產生之商譽減攤銷	**8,023**	8,023
	19,663	15,683
上市投資市值	**173,378**	164,312
投資(按原值):		
香港上市股份	**276,514**	276,514
中國非上市股份	**1,636**	1,636
	278,150	278,150

[illegible]. 於聯營公司之權益(續)

主要聯營公司於二零零五年十二月三十一日之詳情如下：

名稱	註冊成立地點及法定地位	已發行普通股／優先股／註冊資本面值	間接持有權益 二零零五年	二零零四年	主要業務及營業地點
(i) 天地數碼集團					
天地數碼(控股)有限公司	百慕達，有限責任公司	58,283,849港元普通股	**19.45%**	21.95%	投資控股
DVN (Group) Limited	英屬處女群島，有限責任公司	10美元普通股 15,000,000美元優先股	**19.45%**	21.95%	投資控股
天地數碼(管理)有限公司	香港，有限責任公司	2港元普通股	**19.45%**	21.95%	在香港提供行政管理服務
天地數碼科技有限公司	香港，有限責任公司	2港元普通股	**19.45%**	21.95%	在香港及東南亞國家設計、集成及鋪設數碼廣播設備，以及開發有關軟件及服務產品
電資訊國際有限公司	香港，有限責任公司	10,000港元普通股	**19.42%**	21.95%	在香港提供國際金融市場資訊及選定客戶數據
天地數碼科技(深圳)有限公司	中華人民共和國，外商獨資企業	3,000,000港元	**19.42%**	21.95%	在中國開發數碼廣播相關軟硬件
天地數碼技術(蘇州)有限公司	中華人民共和國，合資經營企業	人民幣100,000,000元	**13.59%**	15.37%	在中國買賣數碼廣播設備及相關產品

[illegible] 於聯營公司之權益（續）

名稱	註冊成立地點及法定地位	已發行普通股／優先股／註冊資本面值	間接持有權益 二零零五年	二零零四年	主要業務及營業地點
(i) 天地數碼集團（*續*）					
Digital Video Networks Company Limited	中華人民共和國，外商獨資企業	7,000,000美元	**19.42%**	21.95%	設計、集成及鋪設數碼廣播設備，以及開發有關軟件及產品
(ii) 北京電發網博科技有限公司					
北京電發網博科技有限公司	中華人民共和國，合作合營企業	5,000,000美元	**35.00%**	21.95%	提供互聯網電話服務

以下為本集團之主要聯營公司天地數碼集團之經營業績及財政狀況摘要，乃按天地數碼集團截至二零零五年十二月三十一日止年度之經審核賬目而編製：

本年度經營業績

	二零零五年 ***千港元***	二零零四年 *千港元* （重列）
營業額	**304,618**	169,236
本年度虧損	**39,734**	61,569

[illegible] 於聯營公司之權益(續)

於十二月三十一日之綜合資產負債表概要

	二零零五年 *千港元*	二零零四年 *千港元* (重列)
固定資產	**20,404**	36,343
無形資產	**30,880**	28,075
於共同控制企業之投資	**6,410**	6,685
少數股東權益	**(117,761)**	(117,761)
股東權益	**173,543**	146,651
於聯營公司之權益	**6,682**	—
可供出售財務資產	**956**	956
流動資產	**339,576**	210,426
流動負債	**(231,321)**	(135,754)
非流動負債	**(44)**	(80)
少數股東權益	**(117,761)**	(117,761)
股東權益	**55,782**	28,890

[illegible]

本公司擁有共同控制企業保利華億集團50%權益，該公司為一家於中國註冊成立之非上市公司，於中國提供電視劇集及電影製作投資，以及廣告製作。

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
分佔淨資產	**(11,672)**	—
來自共同控制企業之貸款	**67,802**	—
	56,130	—

應付共同控制企業之非流動部份為無抵押、按通行市場利率計息及毋須於未來十二個月內償還。

共同控制企業於二零零五年十二月三十一日止年度之綜合賬目如下：

	本集團
	二零零五年
	千港元
資產：	
非流動資產	**280,444**
流動資產	**66,541**
	346,985
負債：	
流動負債	**(303,935)**
非流動負債	**(143,329)**
	(447,264)
負債淨額	**(100,279)**

17. 於共同控制企業之權益(續)

	於二零零五年六月一日至二零零五年十二月三十一日期間
	千港元
收入	58,343
支出	(117,141)
期間虧損	(58,798)

主要共同控制企業於二零零五年十二月三十一日之詳情如下：

名稱	註冊成立地點及法定地位	已發行普通股／優先股／註冊資本面值	間接持有權益 二零零五年	間接持有權益 二零零四年	主要業務及營業地點
(i) 保利華億集團					
北京保利華億傳媒文化有限公司	中華人民共和國，有限責任公司	人民幣120,000,000元	**49%**	—	在中國製作電視劇、投資電影製作及廣告製作
海南海視旅遊衛視傳媒有限責任公司	中華人民共和國，有限責任公司	人民幣115,963,100元	**24.01%**	—	在中國為旅遊衛視製作及剪輯電視節目
北京英氏影視藝術有限責任公司	中華人民共和國，有限責任公司	人民幣500,000元	**29.40%**	—	在中國製作電視劇
北京華億千思廣告有限公司	中華人民共和國，有限責任公司	人民幣5,000,000元	**26.95%**	—	在中國從事廣告製作
北京華億山和水廣告有限公司	中華人民共和國，有限責任公司	人民幣1,020,000元	**24.99%**	—	在中國從事廣告製作

可供出售財務資產

	本集團
	二零零五年
	千港元
年初 — 重新分類	2,065
採納香港會計準則第39條之期初調整	120
	2,185
減：出售附屬公司時出售	(1,825)
年末	360

[illegible]

	本集團
	二零零五年
	千港元
優先股投資代表：	
年初 — 自投資證券重新分類	36,000
採納香港會計準則第39號之期初調整	25,139
	61,139
分拆為：	
— 可供出售部分	48,750
— 衍生工具部分	12,389
	61,139
衍生部分公平值變動	2,439
年末	63,578

優先股投資及應收優先股股息(續)

投資指15,000,000股聯營公司天地數碼(控股)有限公司之無投票權可兌換優先股。經本年度之調整，該等優先股可兌換按經調整換股價每股4.13港元(可予調整)兌換為約28,147,700股上市聯營公司天地數碼之普通股。每年優先股之固定累積現金股息按每股優先股面值以年率5%收取。

	本集團
	二零零五年
	千港元
應收優先股股息代表：	
應收優先股	**21,797**
因採納香港會計準則第39號而作期初調整	**(2,081)**
	19,716
添置	**5,036**
償還	**(2,000)**
公平值虧損	**(176)**
	22,576
減：即期部份	**(7,680)**
非即期部份	**14,896**

應收股息收入指來自天地數碼(控股)有限公司之累計股息，按預期收款日之貼現現金流量計算。

[illegible]

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
上市股份，按原值		
— 香港以外地區	–	23,414
非上市股份，按原值		
— 香港以外地區	–	143,508
	–	166,922
減：減值虧損撥備		
— 上市股份	–	23,414
— 非上市股份	–	107,508
	–	130,922
	–	36,000
上市股份之市值	–	1,287

根據香港會計準則第39號之採納，上述股本證券乃由二零零五年一月一日起自「投資證券」重新分類為「優先股投資」，並分為可供出售部份及衍生工具部份*(附註19)*。

[illegible]

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
會所債券	–	2,065

根據香港會計準則第39號之採納，上述股本證券乃由二零零五年一月一日起自「投資證券」重新分類為「可供出售財務資產」*(附註18)*。

22. 存貨

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
製成品	**10**	105

於二零零五年十二月三十一日，以可變現淨值列賬之存貨之賬面值達10,000港元（二零零四年：105,000港元）。

23. 應收賬款

於二零零五年十二月三十一日，應收賬款之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
0至3個月	**1,091**	1,125
4至6個月	**86**	85
6個月以上	**—**	477
	1,177	1,687

本集團大部份銷售均以30至90日為信貸限期。該結餘乃一名客戶所產生，而該客戶於過往年度之信貸記錄一向良好。

24. 按公平值列賬並在損益處理之財務資產／短期投資

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
股本證券：		
於香港上市	**12,000**	—

按公平值列賬並在損益處理之其他財務資產之變動已記入財務報表之其他收益／（虧損）內。

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	*千港元*	***千港元***	*千港元*
預付款項、按金及其他應付款項	**20,964**	305	**1**	1
應付共同控制企業附屬公司之款項 *(附註a)*	**4,742**	—	**—**	—
	25,706	305	**1**	1

附註：

a. 應付共同控制企業附屬公司之款項為免息、並無抵押及須於要求時償還。

於二零零五年十二月三十一日，應付賬款之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
0至3個月	**—**	18
4至6個月	**1**	—
6個月以上	**33**	320
	34	338

27. 其他應付款項及應計負債

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	*千港元*	***千港元***	*千港元*
已收按金、應計費用及其他應付款項	**5,615**	2,178	**1,061**	155
欠同系附屬公司款項(*附註(i)*)	**18**	24,705	**—**	—
欠聯營公司款項(*附註(ii)*)	**470**	335	**—**	—
欠共同控制企業附屬公司之款項(附註(iii))	**6,237**	—	**—**	—
法律費用撥備及解決法律爭議	**—**	6,757	**—**	—
	6,103	33,975	**1,061**	155

(i) 於二零零五年十二月三十一日欠同系附屬公司之數額按港元最優惠貸款利率加年利率2.5厘計息，並無抵押及須於要求時償還。

(ii) 欠聯營公司款項並無抵押、免息及無固定還款期。

(iii) 欠共同控制企業附屬公司之款項並無抵押、免息及須於要求時償還。

28. 貸款

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
須於一年內全數償還：		
銀行貸款	**8,621**	—
其他貸款	**6,137**	—
	14,758	—

銀行貸款按4.698厘之年利率計息，為無抵押並須於二零零六年四月三十日償還。

其他貸款按6厘之年利率計息，為無抵押並須於要求時償還。

本公司於二零零五年五月三十一日發行104,000,000港元之可換股票據(「第一批可換股票據」),作為收購Anglo Alliance Co., Ltd.之100%股本權益的部份代價。第一批可換股票據可按每股0.049港元之換股價轉換為2,122,136,612股普通股,其條款於附註35中披露。

透過發行可換股票據而收取之所得款項淨額乃分為負債與權益兩部份,詳情如下:

	本集團及本公司	
	二零零五年	二零零四年
	千港元	*千港元*
年內發行之可換股票據之面值	**103,985**	—
權益部份	**(29,984)**	—
於發行日期之負債部份	**74,001**	—
利息增加	**3,069**	—
於十二月三十一日之負債部份	**77,070**	—

可換股票據之負債部份於二零零五年十二月三十一日之公平值與賬面值相若。公平值乃以7.04%之年率將現金流量貼現而得出。該年率乃根據B評級而於四至六年內到期的美元債券之收益而定出。

剩餘額即權益部分之價值,乃計入其他儲備之股東權益。

30. 股本

	法定				
	每股面值0.01港元之優先股		每股面值0.01港元之普通股		總計
	股份數目		股份數目		
	千股	*千港元*	*千股*	*千港元*	*千港元*
於二零零四年一月一日及二零零四年十二月三十一日	240,760	2,408	5,000,000	50,000	52,408
於二零零五年一月一日及二零零五年十二月三十一日	240,760	2,408	30,000,000	300,000	302,408

	已發行及繳足				
	每股面值0.01港元之優先股		每股面值0.01港元之普通股		總計
	股份數目		股份數目		
	千股	*千港元*	*千股*	*千港元*	*千港元*
於二零零四年一月一日及二零零四年十二月三十一日	240,760	2,408	3,274,293	32,743	35,151
於二零零五年一月一日	240,760	2,408	3,274,293	32,743	35,151
根據配售發行股份*(i)*	—	—	654,850	6,549	6,549
根據收購附屬公司發行股份*(i)*	—	—	5,746,571	57,465	57,465
轉換優先股	(240,760)	(2,408)	240,760	2,408	—
於二零零五年十二月三十一日	—	—	9,916,474	99,165	99,165

普通股

年內，本公司發行之普通股如下：

(i) 於二零零五年二月二十二日，本公司簽立配售及認購協議。因此，本公司按發行價每股0.12港元發行合共654,850,000股普通股，籌得所得款項淨額約76,000,000港元。

(ii) 於二零零五年五月三十一日，本公司完成收購Anglo Alliance Co., Ltd及其附屬公司(「Anglo Alliance集團」)之100%股本權益，初步代價為262,700,000港元，乃以分別按每股0.049港元及0.042港元之發行價發行3,046,570,871股普通股及2,700,000,000股普通股之方式支付*(附註35)*。

可換股票據

本公司於二零零五年五月三十一日發行104,000,000港元之第一批可換股票據(定義見附註35)。第一批可換股票據可按每股0.049港元之換股價轉換為2,122,136,612股本公司普通股*(附註29及35)*。

優先股

優先股東有權在指定期間以一對一比率(或會調整)將指定數目之優先股兑換為本公司之普通股，並可收取非累積現金股息。該等股息之息率及付息日與本公司就普通股宣派之股息率及付息日相同。

優先股已於二零零五年二月全數轉換為普通股。

購股權

根據本公司於二零零二年七月三十日採納為期十年之購股權計劃(「購股權計劃」)，本公司可向合資格人士授出購股權，而合資格人士於每獲授購股權時須向本公司支付1.00港元作為代價。每名合資格人士於任何12個月期間內因行使而獲授之購股權(包括已行使、已註銷及未行使之購股權)而發行及將發行之股份總數，不得超過當時已發行股份1%。除非股東批准，根據購股權計劃可授出之購股權最高數目不能超過277,429,315股股份，即於購股權計劃採納時已發行股份總數之10%。

[illegible]

購股權（*續*）

根據購股權計劃每份購股權之有關認購價不得低於(i)向合資格人士授出購股權當日聯交所每日報價表所示之股份收市價；或(ii)授出購股權之前5個交易日聯交所每日報價表所示之股份平均收市價；或(iii)本公司股份面值（以較高者為準）。購股權持有人毋須持有購股權一段最短時間亦可擁有有關權利或行使購股權，而購股權可於本公司董事會釐定之購股權行使期內行使。

購股權於年內之變動如下：

授出購股權之日期	於二零零五年一月一日之未行使購股權數目	年內授出之購股權數目	年內已註銷／失效之購股權數目	年內已行使之購股權數目	於二零零五年十二月三十一日之未行使購股權數目	行使期	每股行使價
							港元
1/12/2004	277,400,000	–	–	–	277,400,000	1/1/2005至31/12/2009	0.054
	277,400,000	–	–	–	277,400,000		

本集團

	股份溢價	合併儲備	公平值重估儲備	資本儲備	外幣換算儲備	於聯營公司權益	累積虧損	總計	少數股東權益	權益總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日之結餘	172,353	860,640	–	–	(171)	–	(1,004,133)	28,689	–	28,689
本年度虧損	–	–	–	–	–	–	(9,931)	(9,931)	–	(9,931)
於二零零四年十二月三十一日之結餘	172,353	860,640	–	–	(171)	–	(1,014,064)	18,758	–	18,758
於二零零五年一月一日之結餘，根據上文	172,353	860,640	–	–	(171)	–	(1,014,064)	18,758	–	18,758
就可出售財務資產採納香港會計準則第39號之期初調整	–	–	120	–	–	–	–	120	–	120
就應收優先股股息採納香港會計準則第39號之期初調整	–	–	–	–	–	–	(2,081)	(2,081)	–	(2,081)
就優先股採納香港會計準則第39號之期初調整	–	–	–	–	–	–	25,139	25,139	–	25,139
於二零零五年一月一日結餘(重列)	172,353	860,640	120	–	(171)	–	(991,006)	41,936	–	41,936
本年度虧損	–	–	–	–	–	–	(22,187)	(22,187)	–	(22,187)
發行股份－配售	69,639	–	–	–	–	–	–	69,639	–	69,639
發行股本－業務合併	205,216	–	–	–	–	–	–	205,216	–	205,216
可換股票據－權益部份，扣除稅項	–	–	–	29,984	–	–	–	29,984	–	29,984
換算匯兑	–	–	–	–	1,529	–	–	1,529	–	1,529
聯營公司之儲備變動	–	–	–	–	–	1,566	–	1,566	–	1,566
於二零零五年十二月三十一日之結餘	447,208	860,640	120	29,984	1,358	1,566	(1,013,193)	327,683	–	327,683

[illegible] 儲備(續)

本公司

	股份溢價 *(ii)*	可換股票據	累積虧絀	總計
	千港元	*千港元*	*千港元*	*千港元*
於二零零四年一月一日	172,353	—	(146,044)	26,309
本年度虧損	—	—	(1,827)	(1,827)
於二零零四年十二月三十一日	172,353	—	(147,871)	24,482
於二零零五年一月一日	172,353	—	(147,871)	24,482
根據配售發行股份	69,639	—	—	69,639
收購聯營公司	205,216	—	—	205,216
可換股票據－權益部份，扣除稅項	—	29,984	—	29,984
本年度虧損	—	—	(6,375)	(6,375)
於二零零五年十二月三十一日	447,208	29,984	(154,356)	322,946

附註：

(i) 本集團之合併儲備來自根據二零零二年之集團重組收購友利電訊工業有限公司全部已發行股本而發行本公司股份之面值之差額，以及所收購之友利電訊工業有限公司之綜合資產淨值。根據開曼群島公司法(二零零三年修訂本)(第22章)股份溢價可在若干指定情況下分派予股東。

(ii) 本公司之股份溢價指投資股份之公平值，超出本公司作為交換代價而發行股份之面值之餘額。根據開曼群島公司法(二零零三年修訂本)(第22章)，公司可在若干情況下從股份溢價中撥款分派予股東。

[illegible] 綜合現金流量表之附註

(a) 日常業務之經營溢利／(虧損)與營運產生之現金流入／(流出)淨額調節表

	二零零五年 *千港元*	二零零四年 *千港元*
除稅前虧損	**(21,857)**	(8,839)
分佔共同控制企業虧損	**13,700**	—
分佔聯營公司虧損	**8,223**	14,869
利息收入	**(104)**	(36)
折舊	**295**	425
投資於合營公司按金撥備	**—**	2,468
無形資產之攤銷	**5,265**	52
按公平值列賬並在損益處理之財務資產之未變現收益	**(2,000)**	—
出售固定資產	**—**	47
出售附屬公司虧損	**—**	836
優先股股息收入	**(5,036)**	—
融資成本	**3,634**	2,563
優先股之公平值變動	**(2,439)**	—
固定資產出售撥回	**(230)**	—
攤薄聯營公司權益收益淨額	**(10,637)**	(14,289)
營運資金變動前經營虧損	**(11,186)**	(1,904)
應付聯營公司款項減少	**—**	(91)
短期投資減少	**—**	4,605
存貨減少	**95**	796
應收共同控制企業款項增加	**(113,003)**	—
應收賬款、預付款項、按金及其他應收款項(增加)／減少	**(22,738)**	26,772
應付賬款、其他應付款項及應計負債減少	**(21,936)**	(12,605)
營運之現金(流出)／流入淨額	**(168,768)**	17,573

32. 綜合現金流量表之附註(續)

(b) 出售附屬公司

出售附屬公司之詳情：

	二零零五年 千港元	二零零四年 千港元
所出售資產淨值：		
固定資產	**2,078**	85
其他資產	**1,825**	—
按金、預付款項及其他應收款項	**1**	161
現金及銀行結存	**3**	20
應計負債及其他應付款項	**(3)**	(1,062)
	3,904	(796)
未攤銷商譽撇銷	**—**	1,633
出售之虧損	**—**	(836)
	3,904	1
資金來源：		
現金代價	**3,904**	1
出售附屬公司之現金及現金等額		
出售附屬公司之現金流入／(流出)	**(3)**	(20)
	3,901	(19)

(c) 收購附屬公司權益

收購附屬公司權益之詳情：

	二零零五年 *千港元*
所收購資產淨值：	
於共同控制企業之投資	17,549
應收共同控制企業款項	160,937
按金、預付款項及其他應收款項	2,154
現金及銀行結存	2,000
稅項負債	(97)
	182,543
商譽	189,798
	372,341
支付方式：	
應付代價	
發行股份	(262,681)
可換股票據	(103,985)
現金	5,675
所收購附屬公司之現金及現金等額	(2,000)
收購時之現金流出	3,675

33. 或然負債

本集團及本公司於二零零五年十二月三十一日並無重大或然負債（二零零四年：無）。

34. 承擔

(a) 經營租約承擔

於二零零五年十二月三十一日，本集團須就不可註銷營業租約於日後支付之最低租金總額如下：

	土地及樓宇	
	二零零五年	二零零四年
	千港元	*千港元*
於一年內到期	**577**	313
一年後但不超過五年	**50**	—
	627	313

	設備	
	二零零五年	二零零四年
	千港元	*千港元*
於一年內到期	**14**	—
一年後但不超過五年	**56**	—
	70	—

(b) 本集團及本公司於二零零五年十二月三十一日並無任何重大資本承擔（二零零四年：無）。

(c) 本集團及本公司於二零零五年五月三十一日訂立協議收購Anglo Alliance Co., Ltd.及其附屬公司（「Anglo Alliance集團」）之100%股本權益。作為收購Anglo Alliance集團之代價的一部份，本公司將於若干情況下向賣方發行最多183,300,000港元之第二批可換股票據*（附註35(2b)）*。

業務合併

二零零五年五月三十一日，本公司完成收購Anglo Alliance Co., Ltd及其附屬公司（「Anglo Alliance集團」）之100%股本權益，而Anglo Alliance集團則持有北京保利華億傳媒文化有限公司及其附屬公司（「保利華億集團」）之50%權益，代價最高為550,000,000港元，其中：

(1) 262,700,000港元以分別按發行價每股0.049港元及0.042港元發行3,046,570,871股普通股及2,700,000,000股股份之方式支付；

(2) 其餘287,300,000港元已經並將會按以下方式支付：

   a. 104,000,000港元以發行可換股票據（可於發行日期按換股價每股0.049港元兌換為2,122,136,612股普通股，「第一批可換股票據」）之方式支付；及

   b. 183,300,000港元以發行可換股票據（可於發行日期按換股價每股0.049港元兌換為3,741,496,591股普通股，「第二批可換股票據」）之方式支付。

   第二批可換股票據之發行為有條件，且只會於Anglo Alliance集團由完成日期（即二零零五年五月三十一日）起計十二個月期間之經審核純利超過40,000,000港元時方會發行，否則將作出調整。將發行之第二批可換股票據之金額將以可發行之票據金額上限183,300,000港元為基準按比例計算，再乘以十二個月期間內超出實際經審核純利之數（最多為60,000,000港元），然後再除以20,000,000港元（分別為經審核純利上下限60,000,000港元及40,000,000港元）。

到期日：

第一批可換股票據及第二批可換股票據將於二零一零年五月三十一日到期，即完成收購Anglo Alliance集團日期五週年之日，惟Anglo Alliance集團由二零零五年五月三十一日（完成日期）至完成日期五週年之日止之累積除税及非經常項目後純利不得少約366,700,000港元（見上文附註(1)及附註(2)(a)）（「基本代價」）及183,300,000港元（見上文附註(2)(b)）（「進一步代價」）之總和（假設第二批可換股票據之上限金額獲全數發行）。

35. 業務合併（續）

(2) 其餘287,300,000港元已經並將會按以下方式支付：*（續）*

到期日： *（續）*

倘上述條件不獲達成，則到期日為Anglo Alliance集團由完成日期至截至一財政年度之累積除稅及非經常項目後純利超過或相等於基本代價及進一步代價之總額，於刊發該財政年度財務報表後第五個營業日之日。

第一批可換股票據及第二批可換股票據皆可於發行後任何時間全部或部份兌換為新股份。

利息：

截至友利控股買賣協議完成日期五週年，第一批可換股票據及第二批可換股票據均為免息，而其後則按與香港上海匯豐銀行有限公司所報最優惠利率相同之利率計息。

可轉讓性：

第一批可換股票據及第二批可換股票據均將不會於任何證券交易所上市，惟可自由轉讓（全部或部份）。

有關收購Anglo Alliance集團之交易的條款及條件詳情載於本公司在二零零五年五月十三日刊發之通函。

所收購業務於二零零五年三月一日至二零零五年十二月三十一日期間為本集團貢獻10,359,233港元收入及9,334,863港元純利。倘收購於二零零五年一月一日已發生，本集團之收入及未分配虧損應將分別為33,691,000港元及22,181,000港元。

所收購資產淨值及商譽之詳情如下：

	千港元
收購價：	
— 應付代價	
發行股份	**262,681**
可換股票據	**103,985**
— 有關收購之直接成本	**5,675**
總收購代價	**372,341**
所收購資產淨值之公平值－列於上文	**182,543**
商譽 *（附註14）*	**189,798**

商譽乃屬於所收購業務之未來預期盈利能力，預期本集團收購北京媒體業務後將出現明顯協同效益。

所發行股份之公平值乃根據已刊發之股價釐定。

收購產生之資產及負債如下：

	公平值總額	收購人之賬面值總額
	千港元	千港元
現金及現金等額	2,000	2,000
應收共同控制企業款項	160,937	160,937
於共同控制企業之投資	17,549	17,549
應收賬款、按金、預付款項及其他應收款項	2,154	2,154
稅項	(97)	(97)
所收購之資產淨值	182,543	182,543
直至二零零五年十二月三十一日之收購代價	(5,675)	
收購附屬公司之現金及現金等額	2,000	
收購附屬公司之現金流出淨額	(3,675)	

截至二零零四年十二月三十一日止年度內並無收購。

34. 關連人士交易

以下為與關連人士之交易：

墊款產生之年終結餘

(i) 墊款產生之年終結餘

(a)	二零零五年 *千港元*	二零零四年 *千港元*
應付同系附屬公司款項－非流動	**—**	5,000
應付同系附屬公司款項－流動	**18**	24,705
應付聯營公司款項*(附註27)*	**470**	335
應付共同控制企業一附屬公司款項*(附註27)*	**6,237**	—

(1) 年內，由Kwan Wing之全資附屬公司提供墊款之最高金額約為29,000,000港元（二零零四年：34,000,000港元）*(附註27)*。

應付上述同系附屬公司之結餘並無抵押，按港元最優惠貸款利率加年利率2.5厘計算利息，且無固定還款期。截至二零零五年十二月三十一日止年度該墊款之已付利息總額為517,000港元（二零零四年：2,563,000港元）。

(2) 應付聯營公司款項為無抵押、免息及無固定還款期*(附註27)*。

(3) 應付共同控制企業一附屬公司款項為無抵押、免息及無固定還款期*(附註27)*。

(b)	二零零五年 *千港元*	二零零四年 *千港元*
應收關連人士款項 — 流動	**4,742**	—

應收關連人士款項為免息、無抵押及並無固定還款期。

(ii) 關連人士交易

本集團於年內與共同控制企業進行之關連人士交易如下：

	二零零五年 *千港元*
購買節目及電影版權	**34,574**
購買若干節目及電影之收入權	**17,252**
購買電影投資	**12,561**

(iii) 應收共同控制企業之款項乃無抵押、按現行市場利率計息及按要求時償還。

(iv) 主要管理人員薪酬

主要管理人員薪酬包括附註12(a)披露之向本公司董事支付之款項及附註12(b)披露之向若干最高薪僱員支付之款項。

[illegible]

於二零零六年一月一日，本公司一家附屬公司以人民幣2,750,000元代價收購北京華億千思廣告有限公司(「千思」)。千思原為本集團共同控制企業保利華億擁有55%之附屬公司，千思主要從事廣告代理業務。

[illegible]

本公司董事認為，最終控股公司為於英屬處女群島註冊成立之Kwan Wing Holdings Limited。

[illegible]

董事會已於二零零六年四月二十六日批准此賬目。

[illegible]

董事認為對本集團本年度業績造成主要影響或屬於其資產淨值之重大部份之本公司附屬公司載列如下。董事認為，提供其他附屬公司之資料，會過於冗長。

公司名稱	註冊成立地點及法定地位	已發行普通股／優先股／註冊資本之面值	所持權益	主要業務及營業地點
Anglo Alliances Co. Ltd	英屬處女群島，有限責任公司	2美元普通股	100%	投資控股
北京易付網網絡科技有限公司	中國，合作合營企業	2,680,000美元	70%	在中國提供通訊服務
北京吉亞通信工程有限公司	中國，合作合營企業	2,680,000美元	70%	在中國提供電腦電話集成工程服務
Barnwell Enterprises Limited	香港，有限責任公司	2港元普通股	100%	在香港提供行政管理服務
北京華億浩歌傳媒文化有限公司	中國，合作合營企業	人民幣30,000,000元	98%	投資控股

40. 主要附屬公司之詳情(續)

公司名稱	註冊成立地點及法定地位	已發行普通股／優先股／註冊資本之面值	所持權益	主要業務及營業地點
Global Assets Limited	香港，有限責任公司	5,000,000港元普通股	100%	在香港提供集團司庫服務及影音設備及元件之貿易
Million Way Enterprises Limited	英屬處女群島，有限責任公司	1美元普通股	100%	投資控股
Netbroad Communication Limited	英屬處女群島，有限責任公司	1港元普通股	100%	投資控股
Orient Venture Limited	香港，有限責任公司	2港元普通股	100%	投資控股
Prime Pacific International Limited	英屬處女群島，有限責任公司	50,000美元普通股	67%	投資控股
捷來有限公司	香港，有限責任公司	7,500,000港元普通股	100%	設計、生產及推廣電訊產品－無運作
Super China Development Limited	英屬處女群島，有限責任公司	1美元普通股 ordinary	100%	投資控股
友利電訊工業有限公司	香港，有限責任公司	499,373,000港元普通股 43,337,000港元優先股	#100%	投資控股

#股份由本公司直接持有。

除Barnwell Enterprises Limited及Global Assets Limited外，所有其他截至二零零五年十二月三十一日止年度之法定賬目均未經羅兵咸永道會計師事務所審核。

財務概要

本集團過去五個財政年度之業績及資產與負債概要摘錄自經審核賬目編製，並經適當重新列賬／重新分類後如下。

	二零零五年 *千港元*	二零零四年 *千港元*	二零零三年 *千港元*	二零零二年 *千港元*	二零零一年 *千港元*
營業額					
持續經營業務	**33,691**	38,630	30,011	51,791	128,875
除税前虧損	**(21,857)**	(8,839)	(69,851)	(171,355)	(165,710)
税項	**(330)**	(1,092)	(195)	—	—
少數股東權益	**–**	—	—	76,252	27,306
股東應佔虧損	**(22,187)**	(9,931)	(70,046)	(95,103)	(138,404)

	二零零五年 *千港元*	二零零四年 *千港元*	二零零三年 *千港元*	二零零二年 *千港元*	二零零一年 *千港元*
物業、廠房及設備	**622**	2,520	2,560	6,030	83,520
無形資產	**247,957**	—	1,685	2,249	59,453
佔共同控制企業之權益	**56,130**	—	—	—	10,901
於聯營公司之投資	**19,663**	15,348	15,837	39,742	—
應收優先股股息 — 非流動	**14,896**	—	—	—	—
可供出售財務資產	**360**	—	—	—	—
優先股投資	**63,578**	—	—	—	—
投資證券	**–**	36,000	36,000	80,508	55,662
其他資產	**–**	2,065	4,533	6,169	64,353
流動資產	**129,812**	38,046	72,653	38,643	304,180
資產總值	**533,018**	93,979	133,268	173,341	578,069
流動負債	**29,100**	35,070	59,428	32,803	190,851
長期負債	**77,070**	5,000	10,000	21,216	50,715
負債總額	**106,170**	40,070	69,428	54,019	241,566
少數股東權益	**–**	—	—	—	120,752
資產淨值	**426,848**	53,909	63,840	119,322	215,751

五年概要附註：

(1) 香港會計師公會頒佈數項新訂及修訂香港財務報告準則，於二零零五年一月一日或之後開始之會計期間生效或可供提早採納。有關會計政策變動導致初步應用此等新訂及修訂香港財務報告準則之資料乃於財務報表提供。二零零五年數字就此等新訂及修訂政策根據過渡修文調整，先前年度並無重列，新會計政策並無追溯應用。